Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Amendment No. 3 to confidential draft submission

As confidentially submitted to the U.S. Securities and Exchange Commission on January 21, 2020.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vontier Corporation

(Exact name of registrant as specified in its charter)

Delaware	8711	84-2783455
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Vontier Corporation

c/o Fortive Corporation

6920 Seaway Blvd.

Everett, WA 98203

(425) 446-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Daniel B. Kim

Vice President - Associate General Counsel and Secretary

Fortive Corporation

6920 Seaway Blvd.

Everett, WA 98203

(425) 446-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Thomas W. Greenberg Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000	Gregory P. Rodgers Benjamin J. Cohen Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, $0.0001 par value per share

(1)	Includes shares of our common stock which may be sold pursuant to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                 , 2020

            Shares

Vontier Corporation

Common Stock

This is the initial public offering of common stock of Vontier Corporation. We are offering         shares of our common stock. The debt-for-equity exchange parties (as defined below) are offering        shares of our common stock that they will receive from Fortive Corporation (“Fortive”) in the debt-for-equity exchange described herein.

In connection with this offering, Fortive will exchange          shares of our common stock for indebtedness of Fortive held by certain of the underwriters (or affiliates thereof), which we refer to, in such role, as the “debt-for-equity exchange parties.” The debt-for-equity exchange parties will then sell these shares pursuant to this offering. As a result, the debt-for-equity exchange parties, and not Fortive or us, will receive the proceeds from the sale of the shares by the debt-for-equity exchange parties in this offering.

Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $        and $        per share of common stock. We intend to apply to have our common stock approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “VNT.”

Following this offering, Fortive will continue to own approximately     % of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Principal and Selling Stockholder” and “Management—Controlled Company Exception.”

Investing in our shares of common stock involves a high degree of risk. See “Risk Factors” beginning on page 23.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the debt-for-equity exchange parties	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase from us up to             additional shares of our common stock at the initial public offering price less the underwriting discount for 30 days after the date of this prospectus.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on                     , 2020 through the book-entry facilities of The Depository Trust Company.

Prospectus dated                     , 2020.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Through and including         , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

None of us, Fortive, the debt-for-equity exchange parties or the underwriters have authorized anyone to provide any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on our behalf. None of us, Fortive, the debt-for-equity exchange parties or the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale thereof is not permitted. We, Fortive, the debt-for-equity exchange parties and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our shares of common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

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Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

In connection with the consummation of this offering, we will enter into a series of transactions with Fortive pursuant to which Fortive will transfer the assets and liabilities of its Industrial Technologies segment (other than Fortive’s Hengstler and Dynapar businesses) to us in exchange for shares of our common stock and a Cash Distribution, each as defined herein. We refer to these transactions, as further described in “The Separation and Distribution Transactions—The Separation,” collectively as the “separation.” Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus about Fortive assumes the completion of the separation. See “The Separation and Distribution Transactions” for a description of the separation.

Unless the context otherwise requires, (i) references in this prospectus to “Vontier,” the “Company,” “we,” “us” and “our” refer to Vontier Corporation, a Delaware corporation, and its consolidated subsidiaries after giving effect to the separation, (ii) references in this prospectus to the “Industrial Technologies business,” “NEWCO” or the Company’s historical business and operations refer to the business and operations of Fortive’s Industrial Technologies segment that will be transferred to the Company in connection with the separation, and (iii) references in this prospectus to “Fortive” and “Parent” refer to Fortive Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from third-party sources and management estimates. Our management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”

Trademarks and Trade Names

The name and mark, Vontier, and other trademarks, trade names and service marks of the Company appearing in this prospectus are our property or, as applicable, licensed to us, or, as applicable, prior to the completion of this offering, are the property of Fortive. The name and mark, Fortive Corporation, and other trademarks, trade names and service marks of Fortive appearing in this prospectus are the property of Fortive. This prospectus also contains additional trade names, trademarks and service marks belonging to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

SUMMARY

This summary highlights information included elsewhere in this prospectus and does not contain all of the information you should consider in making an investment decision. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto (the “Combined Financial Statements”) before making an investment decision regarding our common stock.

Our Company

We are a global industrial technology company that offers critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis. Our research and development, manufacturing, sales, distribution, service and administration operations are located in more than 40 countries across North America, Asia Pacific, Europe and Latin America.

We strive to create shareholder value through strong earnings growth, driven by continuous improvement in the operating performance of our existing business and acquisitions of other businesses that accelerate our strategy while expanding our portfolio into new and attractive markets.

To accomplish these goals, we use a set of growth, lean and leadership tools and processes, which today are known as the Fortive Business System (FBS), designed to continuously improve business performance in the critical areas of quality, delivery, cost, growth and innovation. Our operating companies utilize the Fortive Business System to develop improvement initiatives in the areas of product development and commercialization of new products and solutions as well as improvements in sales and marketing, supply chain and manufacturing efficiency. All of our efforts are focused on accelerating competitive advantage in our markets.

In the transportation technologies market, we are a leading global provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management (“telematics”), and traffic management, with products marketed under the Gilbarco, Veeder-Root, Orpak, Teletrac Navman and GTT brands. We market our products and services globally with approximately $500 million of our 2018 sales coming from high-growth markets. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia (with the exception of Japan and Australia). We serve our major markets with local manufacturing, sales and service capabilities that offer tailored solutions for local customers based on their unique needs. With research and development for our transportation technologies products supporting our local presence in global markets, we deliver innovative solutions to customers around the world.

Through our Gilbarco, Veeder-Root and Orpak businesses, we serve owners and operators of over 260,000 retail fuel stations and convenience stores globally. We market a suite of products, software and services to improve safety, environmental compliance and efficiency across our customers’ forecourts, stores and fuel supply chains. We have a large installed customer base with approximately 650,000 pay-at-pump devices and approximately 69,000 convenience stores utilizing our point-of-sale technology globally. We believe our substantial scale and sophisticated technology

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

offering strategically position us to capitalize on key market trends, including increasing vehicle ownership and infrastructure buildout, particularly in high-growth markets where we believe we have significant opportunities to expand our customer base.

Our telematics solutions are delivered as software-as-a-service (“SaaS”) to commercial and government fleet operators to provide visibility into vehicle location, fuel usage, speed, mileage and other insights into their mobile workforce in order to improve safety and productivity. We believe that our differentiated technology and software solutions are positioned to benefit from increasing regulations worldwide governing driver safety, hours of service and recording and monitoring requirements. As of June 30, 2019, our telematics business had deployed solutions in over 500,000 vehicles worldwide.

Our smart city solutions focus on improving safety, travel times, fuel costs and on-time performance of public transit and emergency vehicles. Our solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. We believe our smart city solutions help make cities safer and more livable by improving response times of emergency service vehicles and the efficiency of public transport.

We also deliver a broad set of professional tools and equipment for professional mechanics and technicians under the Matco, Ammco and Coats brands. Matco markets its products and services to automotive dealers, repair shops and fleet maintenance facilities through a network of over 1,500 franchised mobile distributors. Franchisees purchase professional tools, equipment and services from us and resell to end customers directly. To complement our offering of Matco professional tools, we have developed a SaaS suite of diagnostic tools and software to enhance repair shop workflow and strengthen relationships with our customers. We also generate sales from initial and recurring franchise fees as well as various financing programs that include installment sales and lease contracts to franchisees. We believe that Matco’s integrated workflow and diagnostic solutions are well positioned to capitalize on the increasing complexity of vehicles as advanced driver-assistance systems and other vehicle automation systems become prevalent.

Through its Ammco and Coats brands, our Hennessy business produces and markets a full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights. Hennessy delivers its solutions through a strong distributor network to reach its primary customer base of tire installation and repair shops.

The chart below illustrates our 2018 sales based on end market and geography.

2018 Sales
By End Market	By Geography

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Portfolio Overview

	Transportation Technologies	Franchise Distribution

Overview	• A leading provider of fuel dispensing, point-of-sale and payment systems, environmental compliance, vehicle tracking, fleet management and traffic management solutions and services	• Develops and distributes professional tools and wheel- service equipment for professional mechanics and technicians

Key Brands

Markets Served	• Retail Fueling • Commercial Fueling • Fleet Management • Smart City Technology	• Vehicle Service and Repair • Automotive Aftermarket

Market Dynamics*	• Size: ~$9.4 billion annually • Annual Growth Rate: Mid-single digits	• Size: ~$4.5 billion annually • Annual Growth Rate: Low-single digits

Sector Growth Drivers

•  Environment, safety, security and payment regulation

•  Larger, more sophisticated fueling networks

•  Changing regulatory and competitive landscape for fleet managers

•  Driver shortages

•  Increasing urbanization and congestion

• Increasing complexity of vehicle repair • Aging vehicle installed base • Increasing vehicle mileage • Shortage of skilled technicians

Customers	• Energy companies, fueling stations and convenience store retailers • Fleet operators • Municipalities	• Automotive technicians • National automotive aftermarket retailers • Technical education students • Tire installation and repair shops

*	Based on estimated 2018 industry sales

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Our History

Our Company was built through a number of acquisitions over the past four decades. The base transportation technologies portfolio originated with Fortive’s acquisition of Veeder-Root in the 1980s. The portfolio was developed through complementary acquisitions to establish a leading provider of solutions for the mobility infrastructure industry. Select acquisitions include Gilbarco in 2002, which established a leading presence in fuel dispensing solutions and convenience store technology and complemented Veeder-Root’s environmental sensor capabilities, and more recently, Orpak Systems in 2017, which added an installed base of approximately 49,000 service stations in, and technology for, high-growth markets to our Gilbarco Veeder-Root customer base. We established global capabilities in GPS tracking and fleet management through acquisitions of Navman Wireless in 2012 and Teletrac in 2013. Similarly, the acquisition of Global Traffic Technologies in 2016, established an entry point into smart city solutions for the transportation technologies market.

Our franchise distribution portfolio was formed through the acquisitions of Hennessy Industries and Matco Tools in 1986, which established our leading positions in wheel-service equipment and mobile distribution of automatic tools and diagnostic equipment.

We have made numerous other bolt-on acquisitions and investments to support our growth and continue to enhance and evolve our portfolio, including Red Jacket in 2000, Gasboy in 2003, DOMS in 2005, L&T PDP Division (India) in 2010, Stratema Brazil in 2011, ANGI Energy Systems in 2014 and Midco in 2018 as well as a minority investment in Tritium in 2018.

Industry Overview

Mobility Infrastructure

The mobility infrastructure industry is broad and rapidly changing with the adoption of new technologies like autonomous driving, electric powertrains, mobile data connectivity and the development and evaluation of smart cities among other factors. We focus on niche, high-growth segments of the mobility infrastructure market with our unique portfolio of leading brands. Based on management’s estimates, the market size for transportation technologies is approximately $9.4 billion in annual sales and is expected to grow mid-single digits annually over the next         years. Based on management’s estimates, the market size for franchise distribution is approximately $4.5 billion in annual sales and is expected to grow low-single digits annually over the next         years. Growth in our industry is driven by a broad array of factors, including global GDP, the size of the global car parc, and environmental, safety, payment regulation and vehicle complexity, among other factors.

Key Trends and Industry Drivers

We believe we are well positioned to take advantage of various key market trends in our industry:

•	Increasing vehicle ownership and infrastructure development in high-growth markets create attractive long-term tailwinds for our business.

•	Global population growth and increased urbanization create infrastructure challenges that our product portfolio helps to address through telematics and our smart city solutions.

•	Rising vehicle complexity and a shortage of qualified technicians are increasing the need for innovative diagnostic, calibration and repair solutions for automotive workshops and repair centers.

•	Increasing regulation regarding enhanced payment security requirements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	Enhanced focus on clean, efficient energy solutions driven by regulation regarding carbon dioxide emissions, improved technology and increasingly affordable alternatives.

•

Increasing need for connected vehicle solutions globally and driver safety regulation is highlighting the need for recording, monitoring and the adoption of fleet management and telematics related solutions.

•	Growing penetration of electric vehicles is creating emerging opportunities across the “mobility infrastructure industry.”

Our Competitive Strengths

We believe we have significant competitive strengths driven by our unique culture and our leading global positions across key market segments. Some of our key competitive advantages are:

•

Leading Brands in Attractive Markets.    Many of our operating companies have been leaders in their respective markets for decades and we believe have built brand recognition and share positions that exceed many of their competitors. Gilbarco is a global brand recognized for its breadth of technology and ability to serve customers around the world. Veeder-Root is an established brand with over a one hundred fifty-year history that is well-known for deep environmental monitoring expertise and strength of technology. Our Matco brand is well recognized by customers for high quality and superior customer satisfaction delivered through a strongly committed franchise network. Hennessy, through its Coats branded tire changer, brake lathe and wheel balancing machines, is a leading wheel-service manufacturer. Teletrac and Navman are leading fleet management brands in several U.S. and international markets.

•

Global Presence and Reach.    We operate globally, with diverse sales channels, manufacturing operations and product development that enable us to competitively address local requirements. We have experienced management teams located in key markets around the world, providing a strong local presence in high-growth markets.

•

Investment in EV Technology.    We believe we are well positioned to leverage the growing electric vehicle, or EV, market with our minority investment in Tritium, a technology leader in high-speed charging for EVs. Tritium has a global footprint, with installations in 30 countries, and is a leader in the European market with approximately 2,700 high-speed chargers deployed globally. Tritium’s leading technology combined with our global footprint allows for us to leverage our global sales and service network to accelerate penetration of this fast growing market as EVs become a growing part of the global car parc.

•

A Strong Position in Connected and Integrated Workflow Solutions.    With Veeder-Root’s Insite360 SaaS offerings, we believe we have a long runway of opportunities for a data analytics business on the forecourt, in-store and in fuel supply chain. We have a range of premier applications and unique “single pane of glass” offerings to connect the applications. In our Matco business, our growing line of diagnostic solutions is enhancing shop workflow with point of use information and repair services and strengthening our relationships and branding in the workshop.

•

Attractive Margins and Strong Cash Flow Generation.    Our business benefits from attractive margins and a track record of strong cash flow generation. We have a strong base of recurring sales, representing approximately mid-20% of our sales in 2018, to mitigate volatility and cyclicality across our business portfolio and over the past three years, consistently realized income profit margins of over 14%. Our cash flow generation is enhanced by low capital requirements, with capital expenditures averaging approximately 2% of sales over the last

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

three years. Our stable free cash flows will enable us to deploy capital to fund strategic initiatives, organic growth opportunities and acquisitions.

•

Fortive Business System.    Our operating businesses within our business portfolio have leveraged the fundamental Fortive Business System, or FBS, tools and have driven results through FBS for decades. We believe that our ability to continually improve quality, delivery, cost, growth and innovation through our business system will improve customer satisfaction and accelerate significant competitive advantage.

Our Business Strategy

Our strategy is to maximize stockholder value through several key initiatives:

•

Build Competitive Advantage Through Innovation That Our Customers Value.    In the markets we serve, we strive to drive organic growth by prioritizing the voice of our customers in everything we do. Over time, our focus on customers’ needs has enabled us to innovate effectively in markets where competitive leadership can be attained and, over long periods, sustained. Innovation and product vitality are key factors in maintaining our market leadership positions. In many end markets, we are among the leaders in the evolution of solutions to more software-driven products and business models, where our long history of reliability and strong brands position our product and service offerings at the key points of customer workflows.

•

Leverage and Expand Our Global Business Presence.    Approximately 37% of our sales were generated outside the U.S. in 2018, and we have significant operations around the world in key geographic markets. This reach has facilitated our entry into new markets, as we have been able to harness existing sales channels and capitalize on our familiarity with local customer needs and regulations and the experience of our locally-based management resources. We expect to continue to prioritize development of localized solutions for high-growth markets around the world, with strong local manufacturing and product development capabilities. We also intend to continue to pursue acquisitions of, and investments in, businesses that complement our strategy in specific markets or regions.

•

Attract and Retain Talented Associates.    We believe that our team of talented associates, united by a common culture in pursuit of continuous improvement, provides us a significant competitive advantage. We seek to continue to attract, develop and retain world-class leaders and associates globally and to drive their engagement with our customer-centric approach. We will continue to closely align individual incentives to our and our stockholders’ objectives.

•

Drive Continuous Improvement Through Application of Our Business System.    All of our operations and associates use our business system founded on FBS to drive continuous improvement, measured by metrics such as quality, delivery, cost, growth and innovation. Through consistent application of business system tools and principles, we have been able to drive strong customer satisfaction and profitability in product and service lines that have been in our business portfolio for years while also driving significant improvement in growth and operating margins in product and service lines that we acquire. Our business system extends well beyond lean concepts, to include methods for driving growth and innovation demanded in our markets.

•

Redeploy Our Free Cash Flow to Grow and Improve Our Business Portfolio.    We intend to continue to re-invest the substantial free cash flow generated by our existing business portfolio to drive innovation for organic growth and to acquire businesses that fit strategically or extend our business portfolio into new and attractive markets. We believe that we have developed

Confidential Treatment Requested by Vontier Corporation

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considerable skill in identifying, acquiring and integrating new businesses. Our track record of disciplined success in targeting and effectively integrating acquisitions is an important aspect of our growth strategy.

The Separation and Post-Separation Relationship with Fortive

Prior to the completion of this offering, we will be a wholly-owned subsidiary of Fortive, and all of our outstanding shares of common stock will be owned by Fortive.

Prior to the completion of this offering, we will enter into a separation agreement with Fortive, which is referred to in this prospectus as the “separation agreement.” We will also enter into various other agreements to provide a framework for our relationship with Fortive after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, a FBS license agreement and a registration rights agreement. These agreements will provide for the allocation between us and Fortive of Fortive’s assets, employees, services, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and will govern certain relationships between us and Fortive after the separation. In exchange for the transfer of substantially all of the assets and liabilities of Fortive’s Industrial Technologies business to us, we will deliver to Fortive shares of our common stock and a distribution of cash (the “Cash Distribution”) in an amount equal to (i) all of the net proceeds we will receive from the offering of shares by us, including any net proceeds we receive as a result of any exercise of the underwriters’ option to purchase additional shares, and (ii) all of the proceeds we will receive from the Term Facility (as defined below) other than any proceeds therefrom necessary to ensure we have approximately $                     in available cash upon completion of this offering. For additional information regarding the separation agreement and such other agreements, please refer to sections entitled “Risk Factors—Risks Related to the Separation and Our Relationship with Fortive,” “Certain Relationships and Related Person Transactions” and “The Separation and Distribution Transactions—The Separation.”

Benefits of the Separation

The separation is expected to provide the following benefits, among others:

•

Enhanced Strategic and Management Focus. The separation will allow the Company to more effectively pursue its distinct operating priorities and strategies and enable management to focus exclusively on the Company’s unique opportunities for long-term growth and profitability;

•

More Efficient Allocation of Capital. The separation will permit the Company to concentrate its financial resources solely on its own operations without having to compete with other Fortive businesses for investment capital. This will provide greater flexibility to invest capital in our business in a time and manner appropriate for our distinct strategy and business needs;

•

Distinct Investment Identity. The separation will allow investors to separately value the Company based on its distinct investment identity. The Company’s businesses differ from Fortive’s other businesses in several respects, such as the market for products and services, manufacturing processes and R&D capabilities. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on its distinct characteristics; and

•

Direct Access to Capital Markets. The separation will create an independent equity structure that will afford the Company direct access to the capital markets and facilitate its ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The Debt-for-Equity Exchange

Instead of selling shares of our common stock directly to the underwriters for cash, Fortive will first exchange certain of its shares of our common stock with certain of the underwriters (or their affiliates), which we refer to, in such role, as the “debt-for-equity exchange parties,” for outstanding indebtedness of Fortive held by the debt-for-equity exchange parties. The debt-for-equity exchange parties will then sell the shares of our common stock to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of this offering immediately prior to the settlement of the debt-for-equity exchange parties’ sale of the shares to the underwriters. We refer to these exchanges collectively as the “debt-for-equity exchange.” The debt-for-equity exchange is intended to allocate indebtedness between Fortive and us in a tax-efficient manner and provide each of Fortive and the Company with a capital structure appropriate to its respective business needs.

We expect that the indebtedness of Fortive exchanged by the debt-for-equity exchange parties will have an aggregate principal amount of at least $        based on a maximum assumed initial public offering price of $        per share, which is the high point of the price range set forth on the cover of this prospectus. We expect that the indebtedness of Fortive exchanged by the debt-for-equity exchange parties will consist of certain commercial paper, term loans or senior unsecured notes of Fortive, or some combination thereof. The value of the Fortive debt instruments that will be exchanged for shares of our common stock in the debt-for-equity exchange will be determined pursuant to arm’s-length negotiations between Fortive and the debt-for-equity exchange parties.

The amount of indebtedness of Fortive held by the debt-for-equity exchange parties is expected to be sufficient to acquire all of the shares of our common stock to be sold by the debt-for-equity exchange parties in this offering. Upon completion of the debt-for-equity exchange, the Fortive indebtedness exchanged in such debt-for-equity exchange will be retired. We do not guarantee or have any other obligations in respect of the Fortive indebtedness. See “Underwriting—The debt-for-equity exchange.”

Immediately following the completion of this offering, Fortive will own approximately     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares in full).

Certain Indebtedness

In connection with this offering, we intend to enter into certain senior credit facilities, which we expect will be comprised of (i) a senior term loan facility in an aggregate principal amount of $         (the “Term Facility”, and the loans thereunder, the “Term Loans”) and (ii) a senior revolving credit facility in an aggregate principal amount of $         (the “Revolving Facility” and, together with the Term Facility, the “Senior Credit Facilities”). We intend to use the proceeds of the Term Facility to fund, in part, the Cash Distribution to Fortive as partial consideration for the transfer of the assets and liabilities of Fortive’s Industrial Technologies business to us. The Revolving Facility will be used to provide funds for our ongoing working capital requirements after the separation and for general corporate purposes.

As a result of these transactions, at or shortly prior to the time of the completion of the offering, we expect to have approximately $        billion of new third-party indebtedness.

For more information, see “Description of Certain Indebtedness.”

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The Distribution

Fortive has informed us that, following this offering, it intends to make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all Fortive stockholders, one or more distributions in exchange for Fortive shares or other securities, or any combination thereof. We refer to any such potential distribution as the “distribution.” Fortive has agreed not to effect the distribution for a period of 180 days after the date of this prospectus without the prior written consent of                    ; provided that we will not be prevented from filing with or submitting to the SEC a registration statement relating to the distribution, provided that no shares of our common stock are sold or exchanged by us during such 180-day period. See “Underwriting.”

While, as of the date of this prospectus, Fortive intends to effect the distribution, Fortive has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. If pursued, the distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service, or IRS, and an opinion of counsel to the effect that the separation, together with such distribution, will be tax-free to Fortive and its stockholders for U.S. federal income tax purposes. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the distribution even if the conditions are satisfied, or Fortive may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. The distribution is not being effected pursuant to this prospectus, and the underwriters of this offering are not currently acting as underwriters for the distribution.

Upon completion of the distribution, if any, we will no longer qualify as a controlled company and will be required to fully implement corporate governance requirements within one year of the distribution.

Risks Associated with Our Business and the Separation

An investment in our common stock is subject to a number of risks, including risks relating to the separation, the successful implementation of our strategy and the ability to grow our business. The following list of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

•	Conditions in the global economy, the particular markets we serve and the financial markets may adversely affect our business and financial statements.

•

Significant developments or uncertainties stemming from the U.S. administration, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business.

•

Changes in, or status of implementation of, industry standards and governmental regulations, including interpretation or enforcement thereof, may reduce demand for our products or services, increase our expenses or otherwise adversely impact our business model.

•	Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•

We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

•	Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

•	Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

•

Any inability to consummate acquisitions at our historical rates and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

•	Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.

•	The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

•

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we or our predecessors have sold could adversely affect our financial statements.

•

Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business, reputation and financial statements.

•	Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.

•	International economic, political, legal, compliance and business factors could negatively affect our financial statements.

•	We may be required to recognize impairment charges for our goodwill and other intangible assets.

•	Foreign currency exchange rates may adversely affect our financial statements.

•

Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

•	Changes in tax law relating to multinational corporations could adversely affect our tax position.

•	We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our business and financial statements.

•

If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

•

Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.

•	Significant disruption in, or breach in security of, our information technology systems could adversely affect our business.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•

Defects, tampering, unanticipated use or inadequate disclosure with respect to our products or services (including software), or allegations thereof, could adversely affect our business, reputation and financial statements.

•

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

•	Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

•

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

•	Our restructuring actions could have long-term adverse effects on our business.

•	Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.

•	Significant developments stemming from the United Kingdom’s referendum on membership in the EU could have an adverse effect on us.

•	If we suffer a loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

•	Our defined benefit pension plans are subject to financial market risks that could adversely affect our financial statements.

•	Our ability to attract, develop and retain talented executives and other key employees is critical to our success.

Risks Related to the Separation and Our Relationship with Fortive

•

We have no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Fortive.

•

The unaudited pro forma combined financial statements included in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

•

Following the separation and this offering, Fortive will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.

•	The distribution of Fortive’s remaining interest in us may not occur.

•

If Fortive sells a controlling interest in the Company to a third party in a private transaction, you may not realize any change of control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	The distribution or future sales by Fortive or others of our common stock, or the perception that the distribution or such sales may occur, could depress our common stock price.

•

We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•	We expect that Fortive and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

•

Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

•	Potential indemnification liabilities to Fortive pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

•

In connection with our separation from Fortive, Fortive will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Fortive’s ability to satisfy its indemnification obligation will not be impaired in the future.

•

If Fortive completes the distribution, and there is later a determination that the separation and/or the distribution (each as defined herein) is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying any IRS private letter ruling or tax opinion are incorrect or for any other reason, then Fortive and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

•

We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions for a two-year period after the distribution in order to avoid triggering significant tax-related liabilities.

•

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Fortive. Also, certain of Fortive’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.

•	Fortive may compete with us.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

•	We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Fortive.

•

We or Fortive may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

•

As of the date of this prospectus, we expect to have outstanding indebtedness at the closing of this offering of approximately $        billion and the ability to incur an additional $        million of indebtedness under a revolving credit agreement that we expect to enter into, and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

•

If we are required to make a payment under our subsidiary guarantees of the indebtedness of Fortive, our liquidity may be adversely affected, which could harm our financial condition and results of operations.

•

Following the separation, we will be dependent on Fortive to provide us with certain transition services, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with Fortive expires.

•	Certain non-U.S. entities or assets that are part of our separation from Fortive may not be transferred to us prior to this offering or at all.

Risks Related to Our Shares of Common Stock and this Offering

•

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, the trading price of our common stock may fluctuate significantly.

•

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

•	The obligations associated with being a public company will require significant resources and management attention.

•	The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

•	Investors in this offering will experience immediate and substantial dilution.

•	We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

•	Your percentage ownership in us may be diluted in the future.

•

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

•

Our amended and restated certificate of incorporation will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors, officers, employees and stockholders.

Conflicts of Interest

The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA, because certain of the underwriters will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii) by virtue of their role as debt-for-equity exchange parties, since a portion of the net proceeds of this offering will be received by

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

the debt-for-equity exchange parties. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121 must participate in the preparation of the prospectus and perform its usual standard of diligence with respect to the registration statement and this prospectus. Accordingly,                  is assuming the responsibilities of acting as the qualified independent underwriter in the offering. See “Underwriting (Conflicts of Interest).”

Corporate Information

We were incorporated in Delaware on August 5, 2019 for the purpose of holding Fortive’s Industrial Technologies business (which excludes Fortive’s Hengstler and Dynapar businesses) in connection with the separation and this offering. Prior to the separation, which is expected to occur immediately prior to completion of this offering, we have had no operations. The address of our principal executive offices is             . Our telephone number is             .

We maintain an Internet website at www.vontier.com. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Common stock offered by us in this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

Common stock offered by the debt-for-equity exchange parties	shares

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

Common Stock to be held by Fortive immediately after this offering	shares

Underwriters’ option to purchase additional shares of common stock	The underwriters have an option to purchase up to additional shares of common stock from us in this offering as described in “Underwriting.”

Selling stockholder	In connection with this offering, Fortive, as a selling stockholder, will exchange shares of our common stock being sold in this offering for indebtedness of Fortive held by the debt-for-equity exchange parties. The debt-for-equity exchange parties will then sell these shares pursuant to this offering.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock will be approximately $ million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to pay to Fortive, as partial consideration for the transfer of substantially all of the assets and liabilities of Fortive’s Industrial Technologies business to us, all of the net proceeds that we will receive from this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares. All of the net proceeds from the sale of shares of our common stock by the debt-for-equity exchange parties will be received by the debt-for-equity exchange parties. On the settlement date of this offering, immediately prior to the settlement of the debt-for-equity exchange parties’ sale of the shares to the underwriters, the debt-for-equity exchange parties will acquire the common stock being sold by them in this offering from Fortive in exchange for outstanding Fortive indebtedness held by the debt-for-equity exchange parties. See “Use of proceeds.”

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Dividend Policy	We have not yet determined the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt documents, industry practice, legal requirements and other factors that our Board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends. See “Dividend Policy.”

Conflicts of Interest	Certain of the underwriters may be deemed to have a “conflict of interest” under Rule 5121 of the Conduct Rules of FINRA. See “Underwriting (Conflicts of Interest).”

Listing	We intend to apply to list our shares of common stock on the NYSE under the symbol “VNT.”

Principal Stockholder	Upon completion of this offering, Fortive will continue to own approximately % of the voting power of all outstanding shares of our common stock. Accordingly, we intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of the NYSE. See “Management—Controlled Company Exemption” and “Principal and Selling Stockholder.”

Risk Factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our shares of common stock.

Unless the context requires otherwise, references to the number and percentage of shares of our common stock to be outstanding immediately after this offering are based on                  shares of our common stock to be outstanding immediately following this offering and assume the underwriters’ option to purchase additional shares will not be exercised.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the transactions described under “The Separation and Distribution Transactions—The Separation;”

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering;

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	assumes an initial public offering price of $ per share of our common stock, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus; and

•

excludes                  shares of our common stock that will be reserved under our 2020 Stock Incentive Plan, from which we expect to grant equity awards relating to up to                  shares of our common stock at or shortly following this offering, as further described in “Executive and Director Compensation.”

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following summary financial data reflects the combined assets and results of operations of the Industrial Technologies segment (other than Fortive’s Hengstler and Dynapar businesses) of Fortive. We derived the summary historical and pro forma combined statement of earnings data for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, and combined balance sheet data as of December 31, 2018 and December 31, 2017, as set forth below, from our audited annual combined financial statements, which are included elsewhere in this prospectus and from our unaudited combined pro forma financial statements included in the “Unaudited Pro Forma Combined Financial Statements” section of this prospectus. We derived the summary historical and pro forma combined statement of earnings data for the nine-month periods ended September 27, 2019 and September 28, 2018 and the combined balance sheet data as of September 27, 2019 from our unaudited combined condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited combined condensed financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our underlying financial records were derived from the financial records of Fortive for the periods reflected herein. Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly traded company during the periods presented.

We have historically operated as part of Fortive and not as a separate, publicly traded company. Our combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to us and allocations of related assets, liabilities, and Fortive’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Fortive during the periods presented.

The summary unaudited pro forma combined financial data presented has been prepared to reflect certain transactions, which are described in “Unaudited Pro Forma Combined Financial Statements” and are referred to herein as the “Transactions.” The summary unaudited pro forma combined financial data has been derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined statement of earnings data presented reflects the financial results as if the Transactions occurred on January 1, 2018, which was the first day of fiscal 2018. The unaudited pro forma combined balance sheet data reflects the financial position as if the Transactions occurred on September 27, 2019, the date of such balance sheet data. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The summary unaudited pro forma combined financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations, financial position or cash flows.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

This summary historical and pro forma combined financial data should be reviewed in combination with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this prospectus ($ in millions, except net earnings as a percent of sales and per share data).

	Pro Forma	Historical
	Nine Months Ended			Year Ended December 31,
	September 27, 2019	September 27, 2019	September 28, 2018	Pro Forma 2018	2018	2017	2016
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selected Statement of Earnings Data:
Total sales		$2,028.8	$1,939.4		$2,665.9	$2,498.2	$2,388.1
Total cost of sales		(1,163.7)	(1,113.5)		(1,530.8)	(1,425.4)	(1,368.8)

Gross profit		865.1	825.9		1,135.1	1,072.8	1,019.3
Operating costs:
Selling, general and administrative expenses		(362.5)	(370.9)		(498.0)	(445.2)	(429.7)
Research and development expenses		(102.0)	(102.5)		(136.2)	(126.2)	(116.6)

Operating profit		400.6	352.5		500.9	501.4	473.0
Non-operating income, net		4.4	2.8		7.7	23.1	3.3
Earnings before income taxes		405.0	355.3		508.6	524.5	476.3
Income taxes		(94.6)	(84.4)		(122.1)	(150.7)	(171.6)

Net earnings		$310.4	$270.9		$386.5	$373.8	$304.7
Net earnings as a percent of sales		15.3%	14.0%		14.5%	15.0%	12.8%
Net earnings per share:
Basic
Diluted.
Weighted average shares outstanding:
Basic
Diluted

Summary Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities		$322.3	$210.7		$421.0	$363.8	$419.3
Investing activities		(31.1)	(76.8)		(122.6)	(258.3)	(148.5)
Financing activities		(286.8)	(124.7)		(290.5)	(114.8)	(278.5)
Capital expenditures		(27.0)	(31.5)		(42.4)	(68.4)	(63.0)

Other Data (Non-GAAP)(a):
Free Cash Flow		295.3	179.2		378.6	295.4	356.3
Adjusted EBITDA		461.7	412.9		589.9	569.3	539.9

(a)	Refer to reconciliations included elsewhere in this prospectus.

	As of September 27, 2019		As of December 31,
	Pro forma	Historical	2018	2017	2016
($ in millions)	(unaudited)	(unaudited)			(unaudited)
Balance Sheet Data:
Current assets		$876.9	$867.3	$773.8	$672.2
Current liabilities		655.0	693.5	671.1	599.9
Property and equipment, net		104.6	180.6	199.2	161.4
Total assets		2,870.9	3,007.6	2,884.7	2,443.0
Total liabilities		1,181.2	1,200.5	1,132.7	1,003.9
Long-term debt		223.7	222.5	195.5	190.2
Total equity		1,689.7	1,807.1	1,752.0	1,439.1

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures that we use to measure the performance of our business. The tables below reconcile these non-GAAP measures to the nearest financial measure that is in accordance with accounting principles generally accepted in the United States (“GAAP”) for the periods presented.

Adjusted EBITDA

•

We define Adjusted EBITDA as GAAP net earnings adjusted to exclude net interest income, income taxes, depreciation and amortization, accruals for significant legal matters, restructuring costs and asset impairments, a gain on acquisition, and earnings attributable to noncontrolling interests.

•

The table below is a reconciliation of GAAP net earnings to Adjusted EBITDA for the nine- month periods ended September 27, 2019 and September 28, 2018 and the years ended December 31, 2018, 2017 and 2016 and for the unaudited pro forma nine-month period ended September 27, 2019 and the year ended December 31, 2018.

	Nine Months Ended
	Pro forma	Historical		Year Ended December 31,
	September 27, 2019	September 27, 2019	September 28, 2018	Pro forma 2018	2018	2017	2016
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reported Net Earnings (GAAP)	$	$310.4	$270.9	$	$386.5	$373.8	$304.7
Interest income, net		(5.0)	(3.3)		(8.4)	(8.4)	(3.9)
Income taxes		94.6	84.4		122.1	150.7	171.6
Depreciation		38.4	38.9		55.8	41.3	37.0
Amortization		24.1	22.9		30.6	24.8	21.4

EBITDA (Non-GAAP)	$	$462.5	$413.8	$	$586.6	$582.2	$530.8
Accruals for significant legal matters		—	—		—	(2.6)	(4.2)
Restructuring costs and asset impairments(a)		0.3	(0.2)		2.5	5.8	13.4
Gain from acquisition(b)					—	(15.3)	—
Earnings attributable to noncontrolling interest		(1.1)	(0.7)		0.8	(0.8)	(0.1)

Adjusted EBITDA (Non-GAAP)	$	$461.7	$412.9	$	$589.9	$569.3	$539.9

(a)

The nature of NEWCO’s restructuring and related activities initiated in 2019, 2018, 2017, and 2016 focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. For additional information, see Note 13 to the accompanying audited combined financial statements.

The restructuring and other related charges incurred during the nine-month period ended September 27, 2019 were cash charges. The restructuring and other related benefits received during the nine-month period ended September 28, 2018 were noncash benefits. The restructuring and other related charges incurred during 2018 include cash charges of $2.0 million

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

and $0.5 million of noncash charges. The restructuring and other related charges incurred during 2017 include cash charges of $3.6 million and $2.2 million of noncash charges. The restructuring and other related charges incurred during 2016 included cash charges of $8.6 million and $4.8 million of noncash charges. For additional information, see Note 13 to the accompanying audited combined financial statements.

(b)	In 2017, NEWCO acquired the remaining noncontrolling interest associated with Orpak Systems Limited. NEWCO recorded a gain of $15.3 million on the acquisition.

Free Cash Flow

•	We define Free Cash Flow as net cash provided by operating activities less payments for additions to property, plant and equipment (“capital expenditures”).

•

The table below is a reconciliation of GAAP net cash provided by operating activities to Free Cash Flow for the nine-month periods ended September 27, 2019 and September 27, 2018 and the years ended December 31, 2018, 2017 and 2016, for the unaudited pro forma nine-month period ended September 27, 2019, and for the unaudited pro forma year ended December 31, 2018.

	Nine Months Period Ended			Year Ended December 31,
($ in millions)	Pro forma September 27, 2019	Historical		Pro Forma 2018	2018	2017	2016
		September 27, 2019	September 28, 2018
	(unaudited)			(unaudited)
Net cash provided by operating activities (GAAP)	$	$322.3	$210.7	$	$421.0	$363.8	$419.3
Less: payments for additions to property, plant & equipment (capital expenditures) (GAAP)		(27.0)	(31.5)		(42.4)	(68.4)	(63.0)

Free Cash Flow (Non-GAAP)	$	$295.3	$179.2	$	$378.6	$295.4	$356.3

Statement Regarding Non-GAAP Measures

Each of the non-GAAP measures set forth above should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Management believes that these measures provide useful information to investors by offering additional ways of viewing our results that, when reconciled to the corresponding GAAP measure, help our investors to:

•	with respect to Adjusted EBITDA, understand the long-term profitability trends of our business and compare our profitability to prior and future periods and to our peers; and

•

with respect to Free Cash Flow (the “FCF Measure”), understand our ability to generate cash without external financings, strengthen our balance sheet, invest in our business and grow our business through acquisitions and other strategic opportunities (although a limitation of Free Cash Flow is that it does not take into account any debt service requirements or other non-discretionary expenditures, and as a result the entire free cash flow amount is not necessarily available for discretionary expenditures).

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Management also uses these non-GAAP measures to measure our operating and financial performance.

The items excluded from the non-GAAP measures set forth above have been excluded for the following reasons:

•	With respect to Adjusted EBITDA:

•

We exclude the amortization of acquisition-related intangible assets because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions we consummate. While we have a history of significant acquisition activity we do not acquire businesses on a predictable cycle, and the amount of an acquisition’s purchase price allocated to intangible assets and related amortization term are unique to each acquisition and can vary significantly from acquisition to acquisition. Exclusion of this amortization expense facilitates more consistent comparisons of operating results over time between our newly acquired and long-held businesses, and with both acquisitive and non-acquisitive peer companies. We believe however that it is important for investors to understand that such intangible assets contribute to sales generation and that intangible asset amortization related to past acquisitions will recur in future periods until such intangible assets have been fully amortized.

•

We exclude costs incurred pursuant to discrete restructuring plans that are fundamentally different (in terms of the size, strategic nature and planning requirements, as well as the inconsistent frequency, of such plans) from the ongoing productivity improvements that result from application of the Fortive Business System. Because these restructuring plans are incremental to the core activities that arise in the ordinary course of our business and we believe are not indicative of our ongoing operating costs in a given period, we exclude these costs from the calculation of Adjusted EBITDA to facilitate a more consistent comparison of operating results over time.

•

With respect to the other items excluded from Adjusted EBITDA, we exclude these items because they are of a nature and/or size that occur with inconsistent frequency, occur for reasons that may be unrelated to our commercial performance during the period and/or we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult.

•

With respect to the FCF Measure, we exclude payments for additions to property, plant and equipment to demonstrate the amount of operating cash flow for the period that remains after accounting for our capital expenditure requirements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this prospectus. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to Our Business

Conditions in the global economy, the particular markets we serve and the financial markets may adversely affect our business and financial statements.

Our business is sensitive to general economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, changes in global trade policies, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes in government fiscal and monetary policies, government deficit reduction and budget negotiation dynamics, sequestration, other austerity measures, political and social instability, natural disasters, terrorist attacks, and other challenges that affect the global economy adversely affect us and our distributors, customers and suppliers, including having the effect of:

•

reducing demand for our products, software and services, limiting the financing available to our customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in our served markets;

•	supply interruptions, which could disrupt our ability to produce our products;

•	increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets;

•

increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us; and

•	increasing the risk of credit defaults under the extensions of credit that we provide in connection with our franchise distribution operations.

In addition, adverse general economic conditions may lead to instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity and interest rate volatility. If we are unable to access capital and credit markets on terms that are acceptable to us or our lenders are unable to provide financing in accordance with their contractual obligations, we may not be able to make certain investments or acquisitions or fully execute our business plans and strategies. Furthermore, our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers or financial counterparties to access credit at interest rates and on terms that are acceptable to them could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services and cause delays in the delivery of key products from suppliers.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets, if there is instability in global capital and credit markets, or if improvements in the global economy do not benefit the markets we serve, our business and financial statements could be adversely affected.

Significant developments or uncertainties stemming from the U.S. administration, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business.

Changes, potential changes or uncertainties in U.S. social, political, regulatory and economic conditions or laws and policies governing foreign trade, the health care system, manufacturing, and development and investment in the territories and countries where we or our customers operate, stemming from the U.S. administration, could adversely affect our business and financial statements. For example, the U.S. administration has increased tariffs on certain goods imported into the United States, raised the possibility of imposing significant, additional tariff increases and called for substantial changes to trade agreements. In particular, trade tensions between the United States and China have been escalating in recent months. China accounted for approximately 3% of our sales in 2018. These factors have adversely affected, and in the future could further adversely affect, our operating results and our business.

Changes in, or status of implementation of, industry standards and governmental regulations, including interpretation or enforcement thereof, may reduce demand for our products or services, increase our expenses or otherwise adversely impact our business model.

We compete in markets in which we and our customers must comply with supranational, federal, state, local and other jurisdictional regulations, such as regulations governing health and safety, fuel economy standards, the environment and electronic communications, employment and franchising regulations and market standardizations, such as the Europay, MasterCard and Visa (“EMV”) global standard. We develop, configure and market our products, services and business model to meet customer needs created by these regulations and standards. These regulations and standards are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Any significant change or delay in implementation in any of these regulations or standards (or in the interpretation, application or enforcement thereof) could reduce or delay demand for our products and services, increase our costs of producing or delay the introduction of new or modified products and services, or could restrict our existing activities, products and services, or could otherwise adversely impact our business model. Furthermore, as our customer base as a whole progresses or completes the implementation of such regulations or standards, including EMV, the incremental demand generated by the initial adoption thereof will abate. In addition, in certain of our markets our growth depends in part upon the introduction of new regulations or implementation of industry standards on the timeline we expect. In these markets, the delay or failure of governmental and other entities to adopt or enforce new regulations or industry standards, or the adoption of new regulations or industry standards which our products and services are not positioned to address, could adversely affect demand. In addition, regulatory deadlines or industry standard implementation timelines may result in substantially different levels of demand for our products and services from period to period. Moreover, there is a growing political and scientific belief that emissions of greenhouse gases alter the composition of the global atmosphere in ways that are affecting the global climate. New regulations could result in product standard requirements and could adversely impact the cost, production, sales and financial performance of our operations.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve, and visibility into our markets is limited (particularly for markets into which we sell through distribution). Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which could adversely affect our financial statements. Certain of our businesses operate in industries that may experience periodic, cyclical downturns. In addition, in certain of our businesses, demand depends on customers’ capital spending budgets, and product and economic cycles can affect the spending decisions of these entities. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, changes in incentive programs, new product introductions and customer inventory levels. Any of these factors could adversely affect our growth and results of operations in any given period.

We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

Many of our businesses operate in industries that are intensely competitive and have been subject to consolidation. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors. See “Business—Competition.” In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new or enhanced products and services to maintain and expand our brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our financial statements, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses.

Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

We generally sell our products and services in an industry that is characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop innovative new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our competitive position and financial statements will suffer. Our success will depend on several factors, including our ability to:

•

correctly identify customer needs and preferences and predict future needs and preferences, including from new developments and innovation related to, among other things, electric vehicles and autonomous vehicles;

•	allocate our research and development funding to products and services with higher growth prospects;

•	anticipate and respond to our competitors’ development of new products and services and technological innovations;

•	differentiate our offerings from our competitors’ offerings and avoid commoditization;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in our served markets;

•	obtain adequate intellectual property rights with respect to key technologies before our competitors do;

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•

successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time; and

•	stimulate customer demand for and convince customers to adopt new technologies.

In particular, the transportation industry has experienced an incremental increase in the development, adoption and use of alternative power systems, including fuel cells, plug-in hybrids, and electric cars. Although the current adoption rate of alternative power systems in the transportation industry is not anticipated to materially impact the internal combustion based global car parc in the near future, continued increase in the adoption of alternative power systems over an extended number of years may alter the nature of the global car parc in such a manner as to reduce the demand for petroleum fuel and, correspondingly, demand for our retail and commercial petroleum products, including our fuel dispenser systems, petroleum monitoring systems, and electronic payment technologies for retail petroleum stations. In addition, technological advances in alternative power systems may reduce the frequency of required maintenance for vehicles, resulting in lower demand for our professional tools.

Furthermore, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products and services that do not lead to significant sales, which would adversely affect our profitability. Even if we successfully innovate and develop new and enhanced products and services, we may incur substantial costs in doing so, and our profitability may suffer.

Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related stockholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees. In addition, the government may seek to hold us liable for violations committed by companies we invest in or acquire. We rely on our suppliers to adhere to our supplier standards of conduct, material violations of such standards of conduct could occur that could have a material effect on our financial statements.

Any inability to consummate acquisitions at our historical rates and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

Our ability to grow sales, earnings and cash flow at or above our historical rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support our long-term

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and our stock price. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investments may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments.

Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.

As part of our business strategy we acquire businesses, make investments and enter into joint ventures and other strategic relationships in the ordinary course, some of which may be material; please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional details. These acquisitions, investments, joint ventures and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial statements:

•

any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably;

•

we may incur or assume significant debt in connection with our acquisitions, investments, joint ventures or strategic relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets;

•

acquisitions, investments, joint ventures or strategic relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term;

•	pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;

•

acquisitions, investments, joint ventures or strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;

•	we could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers;

•	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, investment, joint venture or strategic relationship;

•

we may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities. The realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations;

•

in connection with acquisitions and joint ventures, we may enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results;

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•

in connection with acquisitions and investments, we have recorded significant goodwill and other intangible assets on our balance sheet. If we are not able to realize the value of these assets, we may be required to incur impairment charges; and

•

we may have interests that diverge from those of our joint venture partners or other strategic partners and we may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the acquired company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we or our predecessors have sold could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. These transactions pose risks and challenges that could negatively impact our business and financial statements. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute our earnings per share, have other adverse tax, financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to certain businesses or assets we or our predecessors have sold or disposed. The resolution of these contingencies has not had a material effect on our financial statements but we cannot be certain that this favorable pattern will continue.

Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business, reputation and financial statements.

Our operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment and establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes and impose end-of-life disposal and take-back programs. We must also comply with various health and safety regulations in the United States and abroad in connection with our operations. In addition, some of our operations require the controlled use of hazardous or energetic materials in the development, manufacturing or servicing of our products. We cannot assure you that our environmental, health and safety compliance program (or the compliance programs of businesses we acquire) has been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with current or future environmental protection and health and

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

safety laws will not exceed our estimates or adversely affect our financial statements. Moreover, any accident that results in significant personal injury or property damage, whether occurring during development, manufacturing, servicing, use, or storage of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage, harm to our reputation, and reduction in morale among our employees, any of which may adversely and materially affect our results of operations. See Note 15 to our audited consolidated financial statements included elsewhere for more information. For example, we recognize liabilities in connection with numerous asbestos related claims. See Note 15 to our audited Combined Financial Statements included elsewhere in this prospectus for more information.

In addition, we may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We are also from time to time party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of or exposure to hazardous substances. We may also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. For additional information regarding these risks, please refer to Note 15 to the audited Combined Financial Statements included in this prospectus. We cannot assure you that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our reputation and financial statements or that we will not be subject to additional claims for personal injury or remediation in the future based on our past, present or future business activities.

Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.

In addition to the environmental, health, safety, anticorruption, data privacy and other regulations noted elsewhere in this prospectus, our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local and other jurisdictional levels, including the following:

•

we are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and between our subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory;

•

we also have agreements to sell products and services to government entities and are subject to various statutes and regulations that apply to companies doing business with government entities (approximately $10 million of our 2018 sales were made to the U.S. federal government). The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing and other terms and conditions that are not applicable to private contracts. Our agreements with government entities may be subject to termination, reduction or modification at the convenience of the government or in the event of changes in government requirements, reductions in federal spending and other factors, and we may underestimate our costs of performing under the contract. In certain cases, a governmental entity may require us to pay back amounts it has paid to us. Government contracts that have been awarded to us following a bid process could become the subject of a bid protest by a losing bidder, which could result in loss of the contract. We are

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

also subject to investigation and audit for compliance with the requirements governing government contracts;

•

we are also required to comply with increasingly complex and changing data privacy regulations in multiple jurisdictions that regulate the collection, use, protection and transfer of personal data, including the transfer of personal data between or among countries. Many of these foreign data privacy regulations (including the General Data Protection Regulation effective in the European Union in May 2018) are more stringent than those in the U.S. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. An adverse outcome under any such investigation or audit could subject us to fines or other penalties. That or other circumstances related to our collection, use and transfer of personal data could cause a loss of reputation in the market and/or adversely affect our business and financial position;

•

we are also required to comply with complex and evolving state, U.S. and foreign laws regarding the distribution of our products and services, including franchise laws and regulations. These rules are subject to change due to new or amended legislation or regulations, administrative or judicial interpretation or government enforcement policies. Any such change could adversely impact our current distribution and franchising business models and result in a decrease in sales or expose us to other significant costs affecting our business and financial position; and

•

we are also required to comply with ever changing labor and employment laws and regulations in multiple jurisdictions. These changes, like the California legislature’s recent passage of Assembly Bill 5 that codifies a new independent contractor test, could negatively impact our business or financial position.

These are not the only regulations that our businesses must comply with. The regulations we are subject to have tended to become more stringent over time and may be inconsistent across jurisdictions. We, our representatives and the industries in which we operate may at times be under review and/or investigation by regulatory authorities. Compliance with these and other regulations may also affect our returns on investment, require us to incur significant expenses or modify our business model or impair our flexibility in modifying product, marketing, pricing or other strategies for growing our business. Our products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our business and financial statements. Failure to comply (or any alleged or perceived failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, limit our ability to manufacture, import, export and sell products and services, result in loss of customers and disbarment from selling to certain federal agencies and cause us to incur significant legal and investigatory fees. For additional information regarding these risks, please refer to the section entitled “Business—Regulatory Matters.”

International economic, political, legal, compliance and business factors could negatively affect our financial statements.

In 2018, 37% of our sales were derived from customers outside the U.S. In addition, many of our manufacturing operations, suppliers and employees are located outside the U.S. Since our growth strategy depends in part on our ability to further penetrate markets outside the U.S. and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the U.S., particularly in the high-growth markets. Our international business (and particularly our business in high-growth markets) is subject to risks that are customarily encountered in non-U.S. operations, including:

•	interruption in the transportation of materials to us and finished goods to our customers;

•	differences in terms of sale, including payment terms;

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	local product preferences and product requirements;

•	changes in a country’s or region’s political or economic conditions, including changes in relationship with the U.S.;

•	trade protection measures, embargoes and import or export restrictions and requirements;

•	unexpected changes in laws or regulatory requirements, including changes in tax laws;

•	capital controls and limitations on ownership and on repatriation of earnings and cash;

•	the potential for nationalization of enterprises;

•	limitations on legal rights and our ability to enforce such rights;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	difficulties in implementing restructuring actions on a timely or comprehensive basis;

•	differing protection of intellectual property; and

•	greater uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, including with respect to product and other regulatory approvals.

Any of these risks could negatively affect our financial statements, business, growth rate, competitive position, results of operations and financial condition.

We may be required to recognize impairment charges for our goodwill and other intangible assets.

As of December 31, 2018, the net carrying value of our goodwill and other intangible assets totaled approximately $1.4 billion. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates may impair our goodwill and other intangible assets. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized.

Foreign currency exchange rates may adversely affect our financial statements.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial statements. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales to the extent we do not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services we purchase overseas. Sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, certain of our businesses may invoice customers in a currency other than the business’ functional currency, and movements in the invoiced currency relative to the functional currency could also result in unfavorable translation effects. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are subject to income and transaction taxes in the U.S. and in numerous non-U.S. jurisdictions. On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted. The TCJA significantly revised the U.S. federal corporate income tax law by, among other things, lowering the corporate income tax rate to 21%, implementing a quasi-territorial tax system, and imposing a one-time tax on unremitted cumulative non-U.S. earnings of foreign subsidiaries (“Transition Tax”). The U.S. Treasury Department and IRS continue to issue regulations with respect to implementing the TCJA and further regulations are expected to be issued.

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to the TCJA), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of our intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected; please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of additional factors that may adversely affect our effective tax rate and decrease our profitability in any period. The impact of these factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.

In addition, the amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. Due to the potential for changes to tax laws (or changes to the interpretation thereof) and the ambiguity of tax laws, the subjectivity of factual interpretations, the complexity of our intercompany arrangements and other factors, our estimates of income tax liabilities may differ from actual payments or assessments. If these audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities and our financial statements could be adversely affected. If we determine to repatriate earnings from foreign jurisdictions that have been considered permanently re-invested under existing accounting standards, it could also increase our effective tax rate.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The U.S. Congress, government agencies in non-U.S. jurisdictions where we and our affiliates do business, and the Organisation for Economic Co-operation and Development (“OECD”) have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting. As a result, the tax laws in the United States and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely affect our business and financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our business and financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings incidental to our business (or the business operations of previously owned entities), including claims or

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, franchising and product distribution, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters, as well as regulatory investigations or enforcement. For example, we recognize liabilities in connection with numerous asbestos related claims. See Note 15 to our audited Combined Financial Statements included elsewhere in this prospectus for more information. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in these lawsuits may include claims for compensatory damages, punitive and consequential damages and/or injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. In addition, developments in proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets that we were previously unable to estimate or pay cash settlements or judgments. Any of these developments could adversely affect our financial statements in any particular period. We cannot assure you that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business.

If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

We own numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, designed-around or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing our intellectual property rights could adversely impact our business, including our competitive position, and financial statements.

Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.

From time to time, we receive notices from third parties alleging intellectual property infringement or misappropriation. Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the complexity of many of our technologies and the uncertainty of intellectual

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, we could lose our rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights, be required to license technology or other intellectual property rights from others, be required to cease marketing, manufacturing or using certain products or be required to redesign, re-engineer or re-brand our products at substantial cost, any of which could adversely impact our competitive position and financial statements. Third-party intellectual property rights may also make it more difficult or expensive for us to meet market demand for particular product or design innovations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. Even if we successfully defend against claims of infringement or misappropriation, we may incur significant costs and diversion of management attention and resources, which could adversely affect our business and financial statements.

Significant disruption in, or breach in security of, our information technology systems could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties and some of which are managed on a decentralized, independent basis by our operating companies, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. These systems may be damaged, disrupted or shut down due to attacks by computer hackers, nation states, cyber-criminals, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. In addition, security breaches of our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers or suppliers. Like many multinational corporations, our information technology systems have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks and we expect to be subject to similar incidents in the future as such attacks become more sophisticated and frequent. Any of the attacks, breaches or other disruptions or damage described above could interrupt our operations, delay production and shipments, result in theft of our and our customers’ intellectual property and trade secrets, damage customer and business partner relationships and our reputation or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, each of which could adversely affect our business and financial statements.

Defects, tampering, unanticipated use or inadequate disclosure with respect to our products or services (including software), or allegations thereof, could adversely affect our business, reputation and financial statements.

Manufacturing or design defects impacting safety, cybersecurity or quality issues (or the perception of such issues) for our products and services can lead to personal injury, death, property damage, data loss or other damages. These events could lead to recalls or safety or other public alerts, result in product or service downtime or the temporary or permanent removal of a product or service from the market and result in product liability or similar claims being brought against us. Recalls, downtime, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

Certain of our businesses sell a significant amount of their products to key distributors and other channel partners that have valuable relationships with customers and end-users. Some of these distributors and other partners also sell our competitors’ products or compete with us directly, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these distributors and other partners, or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect our financial statements. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, can also significantly impact our results of operations in any given period. In addition, the consolidation of distributors and customers in certain of our served industries could adversely impact our profitability.

Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

As further discussed in the section entitled “Business—Materials,” our manufacturing and other operations employ a wide variety of components, raw materials and other commodities. Prices for and availability of these components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect our business. In addition, due to the highly competitive nature of the industries that we serve, the cost-containment efforts of our customers and the terms of certain contracts we are party to, if commodity prices rise we may be unable to pass along cost increases through higher prices. If we are unable to fully recover higher commodity costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and our ability to recover or offset these costs, we could experience lower margins and profitability and our financial statements could be adversely affected.

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

We purchase materials, components and equipment from third parties for use in our manufacturing operations. Our income could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into noncancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer.

In addition, some of our businesses purchase certain requirements from sole or limited source suppliers for reasons of quality assurance, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

them changes, we might not be able to quickly establish or qualify replacement sources of supply. The supply chains for our businesses could also be disrupted by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, war, terrorist actions, governmental actions and legislative or regulatory changes. Any of these factors could result in production interruptions, delays, extended lead times and inefficiencies.

Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our profitability.

Our restructuring actions could have long-term adverse effects on our business.

In recent years, we have implemented multiple, significant restructuring activities across our businesses to adjust our cost structure, and we may engage in similar restructuring activities in the future. These restructuring activities and our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) reduce our available talent, assets and other resources and could slow improvements in our products and services, adversely affect our ability to respond to customers and limit our ability to increase production quickly if demand for our products increases. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of the circumstances described above could adversely impact our business and financial statements.

Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.

Certain of our U.S. and non-U.S. employees are subject to collective labor arrangements. We are subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact our financial statements and business, including our productivity and reputation.

Significant developments stemming from the United Kingdom’s referendum on membership in the EU could have an adverse effect on us.

In a referendum on June 23, 2016, voters in the United Kingdom (the “UK”) voted for the UK to exit the EU (referred to as Brexit). In March 2017, the government of the UK formally initiated the process for withdrawal. Negotiations have commenced to determine the future terms of the UK relationship with the EU, including, among other things, the terms of trade between the UK and the EU. On October 28, 2019, the EU approved a “flextension” for Brexit that could last until the end of January 2020 but gives the UK the possibility to exit the EU sooner if the withdrawal agreement negotiated by and between the UK prime minister and the EU has been ratified by the UK parliament. It is currently unclear whether the UK parliament will ratify the withdrawal agreement, and the nature of the UK’s future relationship with the EU is still uncertain. The purpose of this extension is to allow for the ratification of the withdrawal agreement by the UK House of Commons. It is currently unclear how long it will take the UK to negotiate a withdrawal agreement and the terms of its withdrawal and the nature of its future relationship with the EU are still being decided. This referendum has caused and may continue to cause political and economic uncertainty, including significant volatility in global stock markets and currency exchange rate fluctuations.

The effects of Brexit will depend on many factors, including any agreements that the UK makes to retain access to EU markets either during a transitional period or more permanently. Brexit could lead

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. In a “hard Brexit” scenario, there could be increased costs from re-imposition of tariffs on trade between the UK and EU, shipping delays because of the need for customs inspections and procedures, and temporary shortages of certain goods. In addition, trade and investment between the UK, the EU, the United States and other countries may be impacted by the fact that the UK currently operates under the EU’s tax treaties. The UK will need to negotiate its own tax and trade treaties with countries all over the world, which could take years to complete. Depending on the terms of Brexit, we could become subject to tariffs and regulatory restrictions that could increase the costs and time related to doing business in the UK. Additionally, Brexit could result in the UK or the European Union significantly altering its regulations affecting the clearance or approval of our products that are developed or manufactured in the UK. Any new regulations could add time and expense to the conduct of our business, as well as the process by which our products receive regulatory approval in the UK, the EU and elsewhere. Any of these factors could adversely affect customer demand, our relationships with customers and suppliers, which in turn, can have a material adverse effect on our business, financial condition and results of operations and reduce the price of our common stock. We have no manufacturing facilities in the UK, and for the year ended December 31, 2018, less than 4% of our sales were derived from customers located in the UK; however, the impact of Brexit could also impact our sales outside the UK.

If we suffer a loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

Our facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, war, terrorism or other natural or man-made disasters. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against such losses.

Our defined benefit pension plans are subject to financial market risks that could adversely affect our financial statements.

The performance of the financial markets and interest rates impact our defined benefit pension plan expenses and funding obligations. Significant changes in market interest rates, decreases in the fair value of plan assets, investment losses on plan assets and changes in discount rates may increase our funding obligations and adversely impact our financial statements. In addition, upward pressure on the cost of providing health care coverage to current employees and retirees may increase our future funding obligations and adversely affect our financial statements.

Our ability to attract, develop and retain talented executives and other key employees is critical to our success.

Our future performance is dependent upon our ability to attract, motivate and retain executives and other key employees. The loss of services of executives and other key employees or the failure to attract, motivate and develop talented new executives or other key employees could prevent us from successfully implementing and executing business strategies, and therefore adversely affect our financial statements. Our success also depends on our ability to attract, develop and retain a talented employee base. Certain employees could leave us given uncertainties relating to the separation, resulting in the inability to operate our business with employees possessing the appropriate expertise, which could have an adverse effect on our performance.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Risks Related to the Separation and Our Relationship with Fortive

We have no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about us in this prospectus refers to our businesses as operated by and integrated with Fortive. Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of Fortive. Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•

prior to the separation, our businesses have been operated by Fortive as part of its broader corporate organization, rather than as a separate, publicly traded company. Fortive or one of its affiliates performed various corporate functions for us such as legal, treasury, accounting, auditing, human resources, corporate affairs and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Fortive for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly-traded company. Following the separation, our cost related to such functions previously performed by Fortive may therefore increase;

•

currently, our businesses are integrated with the other businesses of Fortive. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into transition agreements with Fortive, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Fortive and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation;

•

generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Fortive. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

•	after the completion of the separation, the cost of capital for our businesses may be higher than Fortive’s cost of capital prior to the separation; and

•	our historical financial information does not reflect the debt or the associated interest expense that we are expected to incur as part of the separation and distribution (if pursued).

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Fortive. For additional information about the past financial performance of our businesses and the basis of presentation of the historical Combined Financial Statements and the unaudited pro forma combined financial statements of our businesses, please refer to the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited Combined Financial Statements and accompanying notes included elsewhere in this prospectus.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Fortive.

There is a risk that, by separating from Fortive, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Fortive organizational structure. As part of Fortive, we have been able to enjoy certain benefits from Fortive’s operating diversity, purchasing power and opportunities to pursue integrated strategies with Fortive’s other businesses. As a separate, publicly traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Additionally, as part of Fortive, we have been able to leverage the Fortive historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As a separate, publicly traded company, we will not have the same historical market reputation and performance or brand identity as Fortive and it may be more difficult for us to recruit or retain such key personnel.

The unaudited pro forma combined financial statements included in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma combined financial statements included in this prospectus are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

Following the separation and this offering, Fortive will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, Fortive will own approximately     % of our outstanding shares of common stock (or     % if the underwriters exercise their option to purchase additional shares of our common stock in full). As long as Fortive beneficially owns a majority of the voting power of our outstanding shares, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. If Fortive does not complete the distribution or otherwise dispose of its shares of our common stock, it could remain our controlling stockholder for an extended period of time or indefinitely. Even if Fortive were to control less than a majority of the voting power of our outstanding shares, it may be able to influence the outcome of such corporate actions for so long as it owns a significant portion of our common stock.

Moreover, pursuant to the separation agreement, for so long as Fortive beneficially owns a majority of the total voting power of our outstanding shares, Fortive is entitled to designate a majority of the directors (including the chairman of the Board) and a majority of the members of any committee of the Board. For so long as Fortive beneficially owns less than a majority but at least 10% of the total voting power of our outstanding shares, Fortive is entitled to designate a number of directors in proportion to the percentage of total voting power beneficially owned by Fortive and has the right to include at least one of its designees on each committee of the Board.

Fortive’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

while Fortive controls the majority of the voting power of our outstanding shares. As a result, Fortive will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions;

•	termination of, changes to or determinations under our agreements with Fortive relating to the separation;

•	changes to any other agreements that may adversely affect us;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

Because Fortive’s interests may differ from ours or from those of our other stockholders, actions that Fortive takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders.

The distribution of Fortive’s remaining interest in us may not occur.

Fortive has no obligation to complete the distribution. Whether Fortive proceeds with the distribution, in whole or in part, is in Fortive’s sole discretion and may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the IRS and/or opinions of counsel to the effect that such distribution will be tax-free to Fortive and its stockholders. Even if Fortive elects to pursue the distribution, Fortive has the right to abandon or change the structure of the distribution if Fortive determines, in its sole discretion, that the distribution is not in the best interest of Fortive or its stockholders. Furthermore, if the distribution does not occur, and Fortive does not otherwise dispose of its shares of our common stock, the risks relating to Fortive’s control of us and the potential business conflicts of interest between Fortive and us will continue to be relevant to our stockholders. The liquidity of shares of our common stock in the market may be constrained for as long as Fortive continues to hold a significant position in our common stock. A lack of liquidity in our common stock could depress the price of our common stock.

If Fortive sells a controlling interest in the Company to a third party in a private transaction, you may not realize any change of control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Fortive will continue to own a controlling equity interest in our company. Fortive will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of Fortive to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change of control premium on your shares of our common stock that may otherwise accrue to Fortive on its private sale of our common stock. Additionally, if Fortive privately sells its controlling interest in our company, we may become subject to

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Fortive sells a controlling interest in our company to a third party, our future indebtedness may be subject to acceleration, Fortive may terminate the transitional arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.

The distribution or future sales by Fortive or others of our common stock, or the perception that the distribution or such sales may occur, could depress our common stock price.

Immediately following the completion of this offering, Fortive will own approximately     % of the economic interest and voting power of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares of our Company’s stock in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (the “Securities Act”), for so long as Fortive is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission, or SEC. We are unable to predict with certainty whether or when Fortive will sell a substantial number of shares of our common stock before or following the distribution or in the event the distribution does not occur. The distribution or sale by Fortive of a substantial number of shares after this offering, or a perception that the distribution or such sales could occur, could significantly reduce the market price of our common stock. Upon completion of this offering, except as otherwise described herein, all shares of our common stock that are being offered hereby will be freely tradable without restriction, assuming they are not held by our affiliates.

We, our officers and directors and Fortive have agreed with the underwriters that, without the prior written consent of                         , we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition; provided that we will not be prevented from filing with or submitting to the SEC a registration statement relating to the distribution, provided that no shares of our common stock are sold or exchanged by us during such 180-day period. See “Underwriting.”                          may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

Immediately following this offering, we intend to file a registration statement on Form S-8 registering under the Securities Act the shares of our common stock reserved for issuance under our 2020 Stock Incentive Plan. If equity securities granted under our 2020 Stock Incentive Plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Fortive will continue to control a majority of the voting power of our outstanding shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that our Nominating and Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate;

•	the requirement that our Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our Nominating and Governance and Compensation Committees.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect that a majority of the directors on our Board will be independent upon completion of this offering. In addition, we do not expect that the Nominating and Governance Committee or the Compensation Committee will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We expect that Fortive and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Fortive and its directors and officers will have no obligation to refrain from engaging in the same or similar business activities or lines of business as we do or doing business with any of our clients or consumers. As such, neither Fortive nor any officer or director of Fortive will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential indemnification liabilities to Fortive pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation. If we are required to indemnify Fortive under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. Please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—The Separation Agreement—Release of Claims and Indemnification.”

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

In connection with our separation from Fortive, Fortive will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Fortive’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Fortive, Fortive will agree to indemnify us for certain liabilities as discussed further in “Certain Relationships and Related Person Transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that Fortive has agreed to retain, and there can be no assurance that the indemnity from Fortive will be sufficient to protect us against the full amount of such liabilities, or that Fortive will be able to fully satisfy its indemnification obligations. In addition, Fortive’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event Fortive’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from Fortive or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position, results of operations and cash flows.

If Fortive completes the distribution, and there is later a determination that the separation and/or the distribution is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying any IRS private letter ruling or tax opinion are incorrect or for any other reason, then Fortive and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

Fortive has applied to receive a private letter ruling from the IRS substantially to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. If pursued, completion by Fortive of the distribution may be conditioned on, among other things, the receipt of a private letter ruling from the IRS and/or opinions of tax counsel, to the effect that, among other things, the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. If pursued, the ruling and/or opinions would rely on certain facts, assumptions, representations and undertakings from Fortive and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Fortive and its stockholders may not be able to rely on the ruling or the opinions of tax counsel and could be subject to significant tax liabilities. Notwithstanding any private letter ruling and/or opinions of tax counsel, the IRS could determine on audit that the separation and/or the distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Fortive or us after the distribution. If the separation and/or the distribution is determined to be taxable for U.S. federal income tax purposes, Fortive and/or its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities. Under the tax matters agreement between Fortive and us, we will generally be required to indemnify Fortive against taxes incurred by Fortive that arise as a result of a breach of a representation made by us, or as a result of us taking or failing to take, as the case may be, certain actions, including in each case those provided in connection with any private letter ruling from the IRS and/or opinion of tax counsel, that result in the distribution failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code. For a discussion of the tax matters agreement, please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement.” In addition, Fortive may choose not to pursue the distribution. In such case, the debt-for-equity exchange will likely be a taxable event to Fortive, and we may also be liable for any such tax, for example, if we are a member of a group filing consolidated returns with Fortive. Because the amount of such tax liability is

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

uncertain and depends on a number of factors, including the market price of our stock and the tax basis in the assets contributed to us by Fortive in connection with the separation, we are unable to provide an estimate of the potential amount or range of any such tax liability.

We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions for a two-year period after the distribution in order to avoid triggering significant tax-related liabilities.

To preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the separation and distribution, under the tax matters agreement that we will enter into with Fortive, we will be restricted from taking any action that prevents the separation and distribution from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, as described in the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement—Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution,” we will be subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. In addition, under the tax matters agreement, we may be required to indemnify Fortive against any such tax liabilities as a result of the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. Such restrictions may reduce our strategic and operating flexibility. For more information, please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement.”

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Fortive. Also, certain of Fortive’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Fortive, certain of our executive officers and directors own equity interests in Fortive. Continuing ownership of shares of Fortive common stock and equity awards could create, or appear to create, potential conflicts of interest if we and Fortive face decisions that could have implications for both Fortive and us, after the separation. In addition, certain of Fortive’s current executive officers are expected to become our directors, and this could create, or appear to create, potential conflicts of interest when we and Fortive encounter opportunities or face decisions that could have implications for both companies following the separation or in connection with the allocation of such directors’ time between Fortive and us.

Fortive may compete with us.

Fortive will not be restricted from competing with us. If Fortive in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others:

•

the separation will allow investors to separately value Fortive and us based on their distinct investment identities. Our businesses differ from Fortive’s other businesses in several respects, such as the market for products and manufacturing processes. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on their distinct characteristics;

•

the separation will allow us and Fortive to more effectively pursue our and Fortive’s distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, while our management will be enabled to focus exclusively on our businesses, the management of Fortive will be able to grow its businesses. Our and Fortive’s separate management teams will also be able to focus on executing the companies’ differing strategic plans without diverting attention from the other businesses;

•

the separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs;

•	the separation will create an independent equity structure that will afford us direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities; and

•

the separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s businesses, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•

as a current part of Fortive, our businesses benefit from Fortive’s size and purchasing power in procuring certain goods and services. After the separation, as a separate entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Fortive obtained prior to the separation. We may also incur costs for certain functions previously performed by Fortive, such as accounting, tax, legal, human resources and other general administrative functions that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease;

•	the actions required to separate our and Fortive’s respective businesses could disrupt our and Fortive’s operations;

•	certain costs and liabilities that were otherwise less significant to Fortive as a whole will be more significant for us and Fortive as separate companies, after the separation;

•

we (and prior to the separation, Fortive) will incur costs in connection with the transition to being a separate, publicly traded company that may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems;

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•

we may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Fortive; and (iii) following the separation, our businesses will be less diversified than Fortive’s businesses prior to the separation; and

•

to preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the separation and distribution, if pursued, under the tax matters agreement that we will enter into with Fortive, we will be restricted from taking any action that prevents such transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our businesses.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our businesses, operating results and financial condition could be adversely affected.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Fortive.

The agreements we will enter into with Fortive in connection with the separation, including the separation agreement, transition services agreement, employee matters agreement, tax matters agreement, intellectual property matters agreement, FBS license agreement and the registration rights agreement were prepared in the context of our separation from Fortive while we were still a wholly-owned subsidiary of Fortive. Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent Board of Directors or a management team that was separate from or independent of Fortive. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Fortive and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For more information, please refer to the section entitled “Certain Relationships and Related Person Transactions.”

We or Fortive may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements to be entered into in connection with the separation will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on Fortive after the separation to satisfy its performance and payment obligations under these agreements. If Fortive is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Fortive currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from Fortive’s systems to us.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

In addition, we expect this process to be complex, time-consuming and costly. We are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Fortive historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the Fortive financial, administrative or other support systems during the transitional period during which Fortive provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on information technology platforms. We expect the transfer of information technology systems from Fortive to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

As of the date of this prospectus, we expect to have outstanding indebtedness at the closing of this offering of approximately $            billion and the ability to incur an additional $            million of indebtedness under a revolving credit agreement that we expect to enter into, and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

As of the date of this prospectus, we expect to have outstanding indebtedness at the closing of this offering of approximately $            billion, and have the ability to incur an additional $        million of indebtedness under a revolving credit agreement that we expect to enter into prior to the closing of this offering. See the section entitled “Description of Certain Indebtedness.” This debt could have important, adverse consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our businesses;

•	limiting our ability to pay dividends;

•	limiting our flexibility in planning for, or reacting to, changes in our businesses and industries; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.

The debt financing will not be available for borrowings until the date on which certain conditions are satisfied, which we expect will be satisfied prior to the completion of this offering. We anticipate that the instruments governing the debt financing will contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term interest, including for example EBITDA-based

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

leverage and interest coverage ratios. If we breach any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect our liquidity and financial statements. In addition, any failure to obtain and maintain credit ratings from independent rating agencies would adversely affect our cost of funds and could adversely affect our liquidity and access to the capital markets. If we add new debt, the risks described above could increase. For additional information regarding the debt financing, please refer to the section entitled “Description of Certain Indebtedness.”

The risks described above will increase with the amount of indebtedness we incur, and in the future we may incur significant indebtedness in addition to the indebtedness described above. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy (if we pay dividends), seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including certain international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

If we are required to make a payment under our subsidiary guarantees of the indebtedness of Fortive, our liquidity may be adversely affected, which could harm our financial condition and results of operations.

On February 22, 2019, Fortive issued $1.4375 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries have issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes and will continue to guarantee such Convertible Notes until Fortive ceases to own a majority of our common stock. Such guarantees obligate these subsidiaries to pay amounts owed by Fortive directly to the holders of the Convertible Notes in the event that Fortive defaults on its payment obligations. See “Guarantees of Fortive Indebtedness.” Neither we nor our subsidiaries have any control over the financial condition, results of operations, liquidity or actions taken by Fortive, and we therefore could be subject to guarantee payments that are beyond our control. Such guarantees could have a material adverse impact on our financial position and operating results, and any guarantee payments could adversely affect our liquidity.

Following the separation, we will be dependent on Fortive to provide us with certain transition services, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with Fortive expires.

Historically, Fortive has provided, and until our separation from Fortive, Fortive will continue to provide significant corporate and shared services related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, human resources, tax, treasury, procurement and other services. Following our separation from Fortive, we expect Fortive to continue to provide many of these services on a transitional basis for a fee. While these services are being provided to us by Fortive, we will be dependent on Fortive for services that are critical to our operation as a separate, publicly traded company, and our operational flexibility to modify or implement changes with respect to such services and the amounts we pay for them will be limited. After the expiration of the transition services agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost and quality of service, comparable to those that we will receive from Fortive under the transition services agreement. Although we intend to replace portions of the services currently provided by Fortive following the separation, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect.

Certain non-U.S. entities or assets that are part of our separation from Fortive may not be transferred to us prior to this offering or at all.

Certain non-U.S. entities and assets that are part of our separation from Fortive may not be transferred prior to this offering because the entities or assets, as applicable, are subject to foreign government or third party approvals that we may not receive prior to the completion of this offering. Such approvals may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits) and to transfer assets and/or liabilities. It is currently anticipated that all material transfers will occur without delays beyond the closing of this offering, but we cannot offer any assurance that such transfers will ultimately occur or not be delayed for an extended period of time. To the extent such transfers do not occur prior to this offering, under the separation agreement, the economic benefits and burdens of owning such assets and/or entities will, to the extent reasonably possible and permitted by applicable law, be provided to the Company.

In the event such transfers do not occur or are significantly delayed because we do not receive the required approvals, we may not realize all of the anticipated benefits of our separation from Fortive

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

and we may be dependent on Fortive for transition services for a longer period of time than would otherwise be the case. For additional information, see “Risk Factors—Risks Related to our Business—Following the separation, we will be dependent on Fortive to provide us with certain transition services, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with Fortive expires.”

Risks Related to Our Shares of Common Stock and this Offering

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, the stock price of our common stock may fluctuate significantly.

Prior to the completion of this offering, there has been no public market for our common stock. We cannot guarantee that an active trading market will develop or be sustained for our common stock after this offering. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of our common stock may trade after this offering.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover our common stock after the separation;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	changes to the regulatory and legal environment in which we operate;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this prospectus.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we expect we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Following the effectiveness of the registration statement of which this prospectus forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As a separate public company, we are required to, among other things:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;

•	maintain an internal audit function;

•	institute our own financial reporting and disclosure compliance functions;

•	establish an investor relations function;

•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of Fortive. Certain of these functions will be provided on a transitional basis by Fortive pursuant to a transition services agreement. See “Certain Relationships and Related Party Transactions.” Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities, which could have an adverse effect on our business, financial position, results of operations and cash flows.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price per share of our common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. Assuming an offering price of $            per share of our common stock, which is the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $            per share of common stock.

We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

We have not yet determined whether or the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the discretion of our Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that the Board deems relevant. For more information, please refer to the section entitled “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

Your percentage ownership in us may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. In addition, following the distribution (if pursued), our employees will have rights to purchase or receive shares of our common stock as a result of the conversion of their Fortive stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”) into our stock options and restricted stock units. The conversion of these Fortive awards into our awards is described in further detail in the section entitled “Executive and Director Compensation–Compensation Discussion and Analysis.” As of the date of this prospectus, the exact number of shares of our common stock that will be subject to the converted equity awards is not determinable, and,

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therefore, it is not possible to determine the extent to which your percentage ownership in us could by diluted as a result of the conversion. It is anticipated that our Compensation Committee will grant additional equity awards to our employees and directors after this offering, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as the Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of the common stock. Please refer to the section entitled “Description of Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:

•	the inability of our stockholders to call a special meeting;

•	from and after such time as Fortive ceases to beneficially own a majority of the voting power of our outstanding shares, the inability of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of the Board to issue preferred stock without stockholder approval;

•

the division of the Board into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	provision that stockholders may only remove directors with cause;

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board; and

•

from and after such time as Fortive ceases to beneficially own a majority of the voting power of our outstanding shares, the requirement that the affirmative vote of stockholders holding at least two-thirds of our voting stock is required to amend our amended and restated bylaws and certain provisions in our amended and restated certificate of incorporation.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”) shall not engage in any business combination with that

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corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Fortive and its affiliates have been approved as an interested stockholder of ours and therefore are not subject to Section 203. For so long as Fortive beneficially owns a majority of our total voting power, and therefore has the ability to designate a majority of the Board, directors designated by Fortive to serve on the Board would have the ability to pre-approve other parties, including potential transferees of Fortive’s shares of our common stock, so that Section 203 would not apply to such other parties.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated certificate of incorporation will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors, officers, employees and stockholders.

Our amended and restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine. We recognize that this forum selection clause may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. In addition, this forum selection clause may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors, officers, employees and stockholders. Nothing in our amended and restated certificate of incorporation or bylaws precludes stockholders that assert claims under the applicable securities laws from bringing such claims in state or federal court, subject to applicable law. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Confidential Treatment Requested by Vontier Corporation

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: future financial performance, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other financial measures; our management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the effects of the separation or the distribution, if consummated, on our business; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as “believe,” “anticipate,” “will,” “should,” “could,” “intend,” “plan,” “expect,” “estimate,” “project,” “target,” “may,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth under “Risk Factors.”

Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the prospectus, document, press release, webcast, call, materials or other communication in which they are made. Except to the extent required by applicable law, neither Fortive nor we assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                 shares of our common stock by us in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         , or approximately $         million if the underwriters exercise in full their option to purchase additional shares of common stock, in each case assuming an initial public offering price of $         per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. We intend to pay to Fortive, as partial consideration for the transfer of substantially all of the assets and liabilities of Fortive’s Industrial Technologies business to us, all of the net proceeds that we will receive from this offering, including any net proceeds that we will receive as a result of any exercise of the underwriters’ option to purchase additional shares.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our net proceeds by $         million, assuming the initial public offering price of $         per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. However, any such changes will not impact the cash retained by us following our payment to Fortive as described above.

All of the net proceeds from the sale of shares by the debt-for-equity exchange parties will be received by the debt-for-equity exchange parties. On the settlement date of this offering immediately prior to the settlement of the debt-for-equity exchange parties’ sale of the shares to the underwriters, the debt-for-equity exchange parties will acquire the common stock being sold by them in this offering from Fortive in exchange for outstanding Fortive indebtedness held by the debt-for-equity exchange parties. See “Summary—The underwriting and the debt-for-equity exchange,” “Underwriting—The debt-for-equity exchange” and “Underwriting (Conflicts of Interest).”

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DIVIDEND POLICY

We have not yet determined the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that our Board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 27, 2019:

•	on a historical basis; and

•	on a pro forma basis to give effect to the Transactions, as defined in the “Unaudited Pro Forma Combined Financial Statements.”

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation been completed as of September 27, 2019. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus (amounts in millions, except per share data).

	September 27, 2019
	Historical	Pro Forma(4)
($ in millions)	(unaudited)
Cash and equivalents(1)	$—	$

Debt:
Short-term borrowings	$22.1
Long-term debt(2)	223.7

Total debt	245.8
Equity:
Net Parent Investment(3)	1,569.0
Common stock, $0.0001 par value, shares authorized, shares issued and outstanding on a pro forma basis	—
Additional paid in capital	—
Accumulated other comprehensive income (loss)	116.5
Noncontrolling interests	4.2

Total equity	1,689.7

Total capitalization	$1,935.5	$

(1)	Concurrent with the date of separation, we expect to have $ in cash and cash equivalents as reflected on our pro forma combined balance sheet.
(2)

As part of Fortive, we engaged in intercompany financing transactions. Transactions between Fortive and us have been included in the accompanying combined financial statements for all years presented. We anticipate these transactions will be settled prior to the consummation of the offering.

(3)	Reflects the Net Parent Investment impact as a result of the anticipated post-separation and post-offering capital structure.
(4)

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our net proceeds

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Pursuant to 17 C.F.R. Section 200.83

by $ million, assuming the initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. However, any such changes will not impact the cash retained by us following our payment to Fortive as described above.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book deficit per share of our common stock after giving effect to the Transactions, as defined in “Unaudited Pro Forma Combined Financial Statements.” Net tangible book deficit per share represents:

•	total assets less goodwill and other intangible assets;

•	reduced by our total liabilities; and

•	divided by the number of shares of our common stock outstanding.

Dilution per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book deficit per share after giving effect to the separation and this offering. As of September 27, 2019, after giving effect to the Transactions, our pro forma net tangible book deficit was approximately $        , or $        per share based on                  shares of our common stock outstanding immediately prior to this offering. This represents an immediate dilution of $        per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share assuming an initial public offering price per share at the midpoint of the estimated public offering price range on the cover of this prospectus:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book deficit per share after giving effect to the separation
Increase in pro forma net tangible book value per share of common stock attributable to new investors
Pro forma net tangible book value per share of common stock, after giving effect to the separation and this offering
Dilution per share of common stock to new investors in this offering	$

A $1.00 increase/(decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering public price range set forth on the cover page of this prospectus, would not impact our pro forma net tangible book deficit or our pro forma net tangible book deficit per share but it would increase/(decrease) dilution per share to new investors in this offering by $1.00.

The following table summarizes, on a pro forma as adjusted basis as of September 27, 2019, after giving effect to the Transactions, the difference between our existing stockholder and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, or to be paid, and the average price per share paid by our existing stockholder or to be paid by new investors purchasing shares in this offering, at the assumed initial public offering price of $        per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration
	Number	Percent		$ in Millions		Percent		Average Price Per Share
Existing Stockholder			%	$			%	$
New Investors

Total		100%			$	100%		$

Total consideration represents the pro forma book value of the net assets being contributed to us by Fortive in connection with the separation.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

If the underwriters exercise in their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to the Transactions, would be $        per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $        per share.

The above discussion and tables are based on an assumed number of shares of our common stock outstanding immediately following this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Set forth below are selected historical combined financial data of Fortive’s Industrial Technologies segment (other than Fortive’s Hengstler and Dynapar businesses) for the periods indicated. We derived the combined statement of earnings data for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, and the combined balance sheet data as of December 31, 2018 and December 31, 2017, from our historical audited combined financial statements, which are included elsewhere in this prospectus. We derived the combined statement of earnings data for the nine-month periods ended September 27, 2019 and September 28, 2018, and the combined balance sheet data as of September 27, 2019 from our unaudited combined condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited combined financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. We derived the unaudited combined statement of earnings data for the fiscal years ended December 31, 2015 and December 31, 2014, and the unaudited combined balance sheet data as of September 28, 2018 and as of December 31, 2016, December 31, 2015 and December 31, 2014 from the financial records of Fortive which are not included in this prospectus. We have prepared the unaudited combined financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly traded company during the periods presented.

We have historically operated as part of Fortive and not as a separate, publicly traded company. Our combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to us and allocations of related assets, liabilities, and Fortive’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Fortive during the periods presented. Per share data has not been presented since our business was wholly-owned by Fortive during the periods presented.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

This selected historical combined financial data should be reviewed in combination with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this prospectus ($ in millions, except net earnings as a percent of sales).

	Nine Months Ended		Year Ended December 31,
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016	2015	2014
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Selected Statement of Earnings Data:
Total sales	$2,028.8	$1,939.4	$2,665.9	$2,498.2	$2,388.1	$2,243.3	$2,145.9
Total cost of sales	(1,163.7)	(1,113.5)	(1,530.8)	(1,425.4)	(1,368.8)	(1,310.8)	(1,286.4)
Gross profit	865.1	825.9	1,135.1	1,072.8	1,019.3	932.5	859.5
Operating costs:
Selling, general and administrative expenses	(362.5)	(370.9)	(498.0)	(445.2)	(429.7)	(438.0)	(413.3)
Research and development expenses	(102.0)	(102.5)	(136.2)	(126.2)	(116.6)	(107.8)	(101.8)
Operating profit	400.6	352.5	500.9	501.4	473.0	386.7	344.4
Nonoperating income (expense), net	4.4	2.8	7.7	23.1	3.3	(1.5)	(1.1)
Earnings before income taxes	405.0	355.3	508.6	524.5	476.3	385.2	343.3
Income taxes	(94.6)	(84.4)	(122.1)	(150.7)	(171.6)	(137.5)	(121.9)
Net earnings	$310.4	$270.9	$386.5	$373.8	$304.7	$247.7	$221.4
Net earnings as a percent of sales	15.3%	14.0%	14.5%	15.0%	12.8%	11.0%	10.3%

	As of		As of December 31,
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016	2015	2014
	(unaudited)	(unaudited)			(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Total assets	$2,870.9	$2,975.9	$3,007.6	$2,884.7	$2,443.0	$2,222.7	$2,160.6
Total liabilities	1,181.2	1,111.4	1,200.5	1,132.7	1,003.9	783.0	687.7
Long-term debt	223.7	211.0	222.5	195.5	190.2	54.0	7.2
Total equity	1,689.7	1,864.5	1,807.1	1,752.0	1,439.1	1,439.7	1,472.9

	Nine Months Ended		Year Ended December 31,
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016	2015	2014
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Cash flow provided by (used in):
Operating Activities	$322.3	$210.7	$421.0	$363.8	$419.3	$319.1	$330.2
Investing Activities	(31.1)	(76.8)	(122.6)	(258.3)	(148.5)	(89.2)	(239.8)
Financing Activities	(286.8)	(124.7)	(290.5)	(114.8)	(278.5)	(226.3)	(86.3)

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements consist of an Unaudited Pro Forma Combined Statement of Earnings for the nine-month period ended September 27, 2019 and the year ended December 31, 2018 and an Unaudited Pro Forma Combined Balance Sheet as of September 27, 2019. The Unaudited Pro Forma Combined Statement of Earnings for the nine-month period ended September 27, 2019 was derived from historical unaudited combined financial statements included elsewhere in this prospectus and the Unaudited Pro Forma Combined Statement of Earnings for the year ended December 31, 2018 were derived from our historical audited combined financial statements included elsewhere in this prospectus. The Unaudited Pro Forma Combined Balance Sheet as of September 27, 2019 was derived from historical unaudited combined financial statements included elsewhere in this prospectus. The pro forma adjustments give effect to the transactions described below. The Unaudited Pro Forma Combined Statement of Earnings for the nine-month period ended September 27, 2019 and the year ended December 31, 2018 give effect to the transactions described below as if they had occurred on January 1, 2018, the first day of fiscal 2018. The Unaudited Pro Forma Combined Balance Sheet gives effect to the transactions described below as if they had occurred on September 27, 2019, our latest balance sheet date. References to the “Company” in this section and in the following unaudited pro forma combined financial statements and our combined financial statements included in this prospectus shall mean Fortive’s Industrial Technologies segment (excluding Fortive’s Hengstler and Dynapar businesses).

The unaudited pro forma combined financial statements include certain adjustments that are necessary to present fairly our Unaudited Pro Forma Combined Statement of Earnings and Unaudited Pro Forma Combined Balance Sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable, and (iii) with respect to the Unaudited Pro Forma Combined Statements of Earnings, expected to have a continuing impact on us. The pro forma adjustments are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma combined financial statements give effect to the following transactions, which we refer to as the “Transactions”:

•

the transfer to us from Fortive and Fortive affiliates pursuant to the separation agreement in consideration for (i) shares of our common stock, and (ii) a Cash Distribution of $                , consisting of all of the estimated proceeds to us from this offering based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, net of underwriting discounts and commissions, and all of the proceeds to us of the indebtedness under the Senior Credit Facilities representing our indebtedness in an aggregate principal amount of $                other than such proceeds therefrom necessary to ensure we have approximately $                in available cash on our balance sheet upon completion of this offering;

•	the issuance and sale by us of shares of our common stock in this offering, and the distribution of the net proceeds therefrom to Fortive in accordance with the separation agreement; and

•	the anticipated capital structure after giving effect to this offering and the debt for equity exchange.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes.

In connection with the separation, we expect to enter into a transition services agreement with Fortive, pursuant to which Fortive and we will provide to each other certain specified services on a

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

temporary basis, including various information technology, financial and administrative services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.

No adjustments have been included in the Unaudited Pro Forma Combined Statement of Earnings for additional annual operating costs. Although expenses reported in our Combined Statements of Earnings include allocations of certain Fortive costs (including corporate costs, shared services and other selling, general and administrative costs that benefit us), as a public company, we anticipate incurring additional recurring costs that could be materially different from the allocations of Fortive costs included within the historical combined financial statements. These additional recurring costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Fortive that is not covered by the transition services agreement; and

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

We expect these costs to range between approximately $                million to $                million per year. We have not adjusted the accompanying unaudited pro forma condensed combined financial statements for any of these estimated costs as they are projected amounts based on estimates and, therefore, are not factually supportable.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the separation and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company.

The following unaudited pro forma combined financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

($ and shares in millions, except per share amounts)

	As of September 27, 2019
	Historical	Pro Forma Adjustments	Notes	Pro Forma
ASSETS
Current assets:
Cash and equivalents	$—		(a)
Accounts receivable, net	524.7
Inventories	244.7
Prepaid expenses and other current assets	107.5

Total current assets	876.9
Property, plant and equipment, net	104.6
Operating lease right-of-use assets	37.0
Long-term financing receivables	270.6
Other assets	164.6
Goodwill	1,137.7
Other intangible assets, net	279.5

Total assets	$2,870.9

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$22.1		(a), (b), (e)
Trade accounts payable	294.9
Current operating lease liabilities	12.9
Accrued expenses and other current liabilities	325.1

Total current liabilities	655.0
Operating lease liabilities	24.4
Other long-term liabilities	278.1
Long-term debt	223.7		(a), (b), (e)
Equity:
Common stock ($0.0001 par value), shares authorized; issued; outstanding, pro forma	—		(d)
Additional paid-in capital	—		(c), (d)
Net Parent Investment	1,569.0		(c), (d), (e)
Accumulated other comprehensive income (loss)	116.5

Total stockholders’ equity	1,685.5
Noncontrolling interests	4.2

Total equity	1,689.7

Total liabilities and equity	$2,870.9

See the accompanying notes to the unaudited pro forma combined condensed financial information.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS

($ and shares in millions, except per share amounts)

	Nine Months Period Ended September 27, 2019
	Historical	Pro Forma Adjustments	Notes	Pro Forma
Total sales	$2,028.8
Total cost of sales	(1,163.7)

Gross profit	865.1
Operating costs:
Selling, general and administrative expenses	(362.5)
Research and development expenses	(102.0)

Operating profit	400.6
Non-operating income (expense), net	4.4		(f)

Earnings before income taxes	405.0
Income taxes	(94.6)		(g)

Net earnings	$310.4

Net earnings per share:
Basic			(h)
Diluted			(h)
Average common stock and common equivalent shares outstanding:
Basic			(h)	—
Diluted			(h)	—

	Year Ended December 31, 2018
	Historical	Pro Forma Adjustments	Notes	Pro Forma
Total sales	$2,665.9
Total cost of sales	(1,530.8)

Gross profit	1,135.1
Operating costs:
Selling, general and administrative expenses	(498.0)
Research and development expenses	(136.2)

Operating profit	500.9
Non-operating income (expense), net	7.7		(f)

Earnings before income taxes	508.6
Income taxes	(122.1)		(g)

Net earnings	$386.5

Net earnings per share:
Basic			(h)
Diluted			(h)
Average common stock and common equivalent shares outstanding:
Basic			(h)	—
Diluted			(h)	—

See the accompanying notes to the unaudited pro forma combined condensed financial information.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

For further information regarding the historical combined financial statements, please refer to the audited combined financial statements and the unaudited combined financial statements included in this prospectus. The Unaudited Pro Forma Combined Condensed Balance Sheet as of September 27, 2019 and Unaudited Pro Forma Combined Condensed Statement of Earnings for the year ended December 31, 2018 and the nine-month period ended September 27, 2019 include adjustments related to the following:

Unaudited Pro Forma Combined Condensed Balance Sheet

(a)	Reflects a pro forma adjustment to cash calculated as follows:

Net proceeds from Senior Credit Facility
Net proceeds from the offering
Unremitted cash held by NEWCO
Less: Distribution of net proceeds from Senior Credit Facility and offering to Parent

Total pro forma adjustment

In connection with the separation, Parent will transfer to us certain cash balances and amounts due to banks. As of September 27, 2019, these amounts included cash of $                and amounts due to banks of $                (reflected as cash and equivalents and current portion of long-term debt, respectively, in the accompanying Unaudited Pro Forma Combined Condensed Balance Sheet), or a net cash position of $                . The ultimate amount of net cash that Parent will transfer to us will depend on the related balances as of the date of separation.

(b)

Reflects $                 of estimated proceeds from the Senior Credit Facility that we will enter into in connection with the separation, net of $                 in estimated financing costs. Proceeds from these anticipated borrowings are expected to be used to fund a payment to Parent of approximately $                 in connection with the separation.

(c)	Represents the reclassification of Parent’s net investment to additional paid-in capital at the time of the separation.

(d)	Represents the adjustment to additional paid-in capital resulting from the separation and related transactions calculated as follows:

Additional paid-in capital
Proceeds from the issuance of shares(1)
Distribution of net proceeds from Senior Credit Facility and the offering to Parent(2)
shares of common stock ($0.01 par value) issued and outstanding
Reclassification of Parent’s net investment to additional paid-in capital

Total pro forma adjustment

(1)

Reflects the issuance of                shares of our common stock based on the assumed initial public offering price of $                per share, the mid-point of the range of $                 - $                per share. The proceeds are offset by estimated underwriting discounts and commissions to be paid by us and estimated expenses to be incurred by us in connection with this offering totaling $                .

(2)

The total proceeds to us from the offering and Senior Credit Facility will be paid to Parent other than such proceeds therefrom necessary to ensure we have approximately $                in available cash on our balance sheet upon completion of this offering. This

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

represents the adjustment to reflect the distribution of an amount of cash equal to substantially all of the borrowings under the Senior Credit Facility and offering net proceeds NEWCO received.

(e)	Reflects the settlement of NEWCO’s intercompany financing transactions with Fortive prior to the offering.

Unaudited Pro Forma Combined Condensed Statements of Earnings

(f)

Reflects estimated net interest expense of $                for the year ended December 31, 2018 and $                for the nine-month period ended September 27, 2019 related to the anticipated borrowing to be entered into in connection with the offering reflecting an estimated average borrowing cost of approximately        % per annum. An increase of 0.1% in our estimated average borrowing cost of approximately        % per annum would have resulted in an additional pro forma interest expense of approximately $                for the year ended December 31, 2018 and $                for the nine-month period ended September 27, 2019. Amount also reflects the elimination of $                 and $                 of interest from intercompany financing transactions with Fortive prior to the offering for the year ended December 31, 2018 and for the nine-month period ended September 27, 2019, respectively.

(g)

Reflects the tax effect of pro forma adjustments using the respective statutory tax rate for the year ended December 31, 2018 and the nine-month period ended September 27, 2019. This represents our U.S. statutory tax rate during these periods, which differs from our effective tax rate as the adjustments to pro forma earnings before tax will be taxable in the U.S. The pro forma taxes have not been adjusted to reflect any change in our effective tax rate subsequent to the separation.

(h)

We have calculated earnings per share assuming                shares were outstanding for the full period. This represents an aggregate of                shares of common stock held by Parent (which includes the                shares held by Parent prior to giving effect to the issuance to Parent of shares of common stock that will occur prior to the closing of this offering) and an assumed issuance of                shares of common stock in this offering. This calculation does not take into account the dilutive effect that will result from the issuance of NEWCO stock-based compensation awards in connection with the conversion of outstanding Parent stock-based compensation awards held by NEWCO employees or the grant of new NEWCO stock-based compensation awards. The number of dilutive shares of NEWCO common stock underlying NEWCO’s stock-based compensation awards issued in connection with the conversion of outstanding Parent stock-based compensation awards will not be determined until the distribution or other disposition of Parent’s interest in NEWCO after this offering.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to NEWCO or the Company (“we,” “us,” or “our”) shall mean the businesses comprising NEWCO. NEWCO has engaged in no business activities to date and has no assets or liabilities of any kind, other than those incident to its formation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of the financial statements with a narrative from the perspective of the management of the Company. The MD&A should be read in conjunction with “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” our audited combined financial statements for the years ended December 31, 2018, December 31, 2017, and December 31, 2016, and our unaudited combined condensed financial statements for the nine-month periods ended September 27, 2019 and September 28, 2018. The MD&A is divided into seven sections:

•	Basis of Presentation

•	Overview

•	Results of Operations

•	Risk Management

•	Liquidity and Capital Resources

•	Critical Accounting Estimates

•	New Accounting Standards

Basis of Presentation

The accompanying audited combined financial statements present the historical financial position, results of operations, changes in equity and cash flows of the Company in accordance with GAAP for the preparation of carved-out combined financial statements. Our business portfolio includes (i) transportation technologies, in which it is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as, (ii) franchise distribution, in which it manufactures and distributes professional tools, toolboxes and automotive diagnostic equipment and software, and a full line of wheel-service equipment. Historically, these businesses had operated as part of Fortive’s Industrial Technologies segment and as part of Danaher Corporation’s (“Danaher”) Industrial Technologies segment prior to the separation of Fortive from Danaher on July 2, 2016. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, we meet the aggregation criteria and we have combined our two operating segments into a single reportable segment. We use the terms “Parent” and “Former Parent” to refer to Fortive and Danaher.

Our historical combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Fortive, such as corporate costs, shared services and other selling, general and administrative costs that benefit the Company, among others. Following this offering, pursuant to agreements with Fortive, we expect that Fortive will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Fortive. We will also incur additional costs as a separate public company. As a separate public company, our total costs related to such support functions may differ from the costs that were historically allocated to us.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

These additional costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Fortive that is not covered by the transition services agreement; and

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

We expect these additional separate public company costs in excess of the costs that have been historically allocated to us to range between approximately $         million to $         million per year. Moreover, we expect Fortive or us to incur certain nonrecurring internal costs to implement certain new systems. All such costs incurred prior to the separation will be incurred entirely by Fortive and we estimate such costs going forward will not have a material impact on our financial statements.

Additionally, our combined balance sheet may not be comparable to the opening balance sheet of the separate company, which we expect will reflect the transfer by Fortive of substantially all of the assets and liabilities of its Industrial Technologies segment to us. For a detailed description of our unaudited pro forma combined financial statements, see “Unaudited Pro Forma Combined Financial Statements.”

Fortive proposes to effect an initial public offering of shares of our common stock (the “IPO”) as part of its plan to separate Fortive’s Industrial Technologies segment (other than Fortive’s Hengstler and Dynapar businesses) into a publicly-traded company. Fortive has informed us that, following the anticipated IPO, it intends to make a tax-free distribution to Fortive’s stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all Fortive stockholders, one or more distributions in exchange for Fortive shares or other securities, or any combination thereof (collectively, the “distribution”). While, subject to satisfaction of certain conditions, Fortive currently intends to effect the distribution, Fortive has no obligation to pursue or consummate any dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. If pursued, the distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service (“IRS”) and an opinion of counsel to the effect that the transactions, including such distribution, will be tax-free to Fortive and its stockholders for U.S. federal income tax purposes. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

We have historically operated as part of Fortive or Danaher and not as a stand-alone company and have no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the financial statements. The financial statements also include allocations of certain selling, general, and administrative expenses from Fortive’s corporate office and from other Fortive businesses to us and allocations of related assets, liabilities, and Net Parent Investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated

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Pursuant to 17 C.F.R. Section 200.83

independently of Fortive. Further, the historical financial statements may not be reflective of what our results of operations, comprehensive income, historical financial position, equity or cash flows might be in the future as a separate public company. Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. Following this offering, pursuant to agreements with Fortive, we expect that Fortive will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Fortive. Related party allocations are discussed further in Note 19 in the accompanying audited combined financial statements for the years ended December 31, 2018, December 31, 2017, and December 31, 2016, and in Note 11 in the accompanying unaudited combined condensed financial statements for the nine-month period ended September 27, 2019.

As part of Fortive, we are dependent upon Fortive for all of our working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to us are accounted for through our Net Parent Investment account. Accordingly, none of Fortive’s cash, cash equivalents or debt held at the corporate level has been assigned to us in the audited combined financial statements. Management assesses our liquidity in terms of our ability to generate cash to fund our operating and investing activities. We continue to generate substantial cash from operating activities and believe that our operating cash flow and other sources of liquidity will be sufficient following the IPO to allow us to manage our capital structure on a short-term and long-term basis and continue investing in existing businesses and consummating strategic acquisitions.

Net Parent Investment, which includes retained earnings, represents Fortive’s interest in our recorded net assets. All significant transactions between Fortive and us have been included in the accompanying audited combined financial statements for the years ended December 31, 2018, December 31, 2017, and December 31, 2016, and unaudited combined condensed financial statements for the nine-month period ended September 27, 2019. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Equity and Cash Flows as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within the Net Parent Investment line item.

As part of Fortive, we engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions with Fortive have been included in the accompanying audited combined financial statements and unaudited combined condensed financial statements for all periods presented. The Company anticipates these transactions will be settled prior to the consummation of the IPO. All other intercompany accounts and transactions between our businesses have been eliminated in the accompanying audited combined financial statements and unaudited combined condensed financial statements for all periods presented. Additionally, our Combined Balance Sheets and Condensed Combined Balance Sheets may not be comparable to the opening balance sheet of the separate company, which we expect will reflect the transfer by Fortive of substantially all of the assets and liabilities of its Industrial Technologies segment (other than Fortive’s Hengstler and Dynapar businesses) to us. For a detailed description of our unaudited pro forma combined financial statements, see “Unaudited Pro Forma Combined Financial Statements.”

Overview

General

Please see “Information on NEWCO” for a discussion of our products, customer base, and strategy. We offer critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware,

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remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments, and public safety entities and fleet owners/operators on a global basis.

Our research and development, manufacturing, sales, distribution, service and administrative operations are located in more than 40 countries across North America, Asia Pacific, Europe and Latin America. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia with the exception of Japan and Australia.

In this prospectus, references to sales from existing businesses refers to sales from operations calculated according to GAAP but excluding (1) sales impacts from acquired businesses and (2) the impact of currency translation. References to sales or operating profit attributable to acquisitions or acquired businesses refer to GAAP sales or operating profit, as applicable, from acquired businesses recorded prior to the first anniversary of the acquisition. The portion of sales attributable to the impact of currency translation is calculated as the difference between (a) the period-to-period change in sales (excluding sales from acquired businesses) and (b) the period-to-period change in sales (excluding sales from acquired businesses) after applying the current period foreign exchange rates to the prior year period. Sales from existing businesses should be considered in addition to, and not as a replacement for or superior to, sales, and may not be comparable to similarly titled measures reported by other companies.

Management believes that reporting the non-GAAP financial measure of sales from existing businesses provides useful information to investors by helping identify underlying growth trends in our business and facilitating easier comparisons of our sales performance with our performance in prior and future periods and to our peers. We exclude the effect of acquisitions and divestiture-related items because the nature, size and number of such transactions can vary dramatically from period to period and between us and our peers. We exclude the effect of currency translation from sales from existing businesses because currency translation is not under management’s control and is subject to volatility. Management believes the exclusion of the effect of acquisition and divestiture and currency translation may facilitate assessment of underlying business trends and may assist in comparisons of long-term performance. References to sales volume refer to the impact of both price and unit sales.

Business Performance and Outlook

Business Performance During the Nine-Month Period Ended September 27, 2019

While differences exist among our businesses, on an overall basis, demand for our hardware and software products and services increased during the nine-month period ended September 27, 2019, as compared to the comparable period of 2018, resulting in aggregate year-over-year total sales growth of 4.6% and sales growth from existing businesses of 6.2%. Changes in foreign currency exchange rates negatively impacted our sales growth by 2.2%. Increased demand in both developed and high-growth markets and the liability shift related to enhanced credit card security requirements for outdoor payment systems that is expected to occur in October 2020 in the United States based on the Europay, Mastercard and Visa (“EMV”) global standards is continuing to drive demand.

Geographically, sales from existing businesses grew approximately 10% in Asia (excluding India), at a low-double digit rate in Latin America, and in the Middle East and Africa, at a high-single digit rate in North America, and at a mid-single digit rate in Western Europe. Sales from existing businesses in India declined at a mid-teens rate during the nine-month period ended September 27, 2019.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Business Performance During the Year Ended 2018

On an overall basis, demand for our hardware and software products and services increased during 2018 as compared to 2017, which resulted in aggregate year-over-year sales growth of 6.7% and sales growth from existing businesses of 4.2%. Our continued application and deployment of the Fortive Business System including investments in sales growth initiatives, as well as increased demand in both high-growth and developed markets, and other business-specific factors discussed below contributed to overall sales growth from existing businesses. Additionally, on a year-over-year basis, the liability shift related to enhanced credit card security requirements in the United States based on the Europay, Mastercard and Visa (“EMV”) global standards is continuing to drive demand within our transportation technologies businesses. EMV is expected to continue to drive increased demand for dispensers and payment systems in 2019.

Geographically, year-over-year sales from existing businesses grew at a low-single digit rate in North America, grew at a mid-teens rate in Latin America, and grew 20% in Asia, with greater than 20% growth in China. Sales from existing businesses declined at a mid-single digit rate in Western Europe.

Outlook

We expect overall sales from existing businesses to continue to grow on a year-over-year basis in the future; however, we continue to monitor macro-economic developments and the corresponding impacts on our business. In addition, we continue to monitor geopolitical uncertainties, including global uncertainties related to governmental policies toward international trade, monetary and fiscal policies, including Brexit and global uncertainties related to governmental policies toward international trade, monetary and fiscal policies; and the current uncertainty surrounding the relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs, as well as other factors identified in “Risk Factors.”

Results of Operations

Comparison of Results of Operations for the Nine-Month Periods Ended September 27, 2019 and September 28, 2018

	Nine Months Ended
($ in millions)	September 27, 2019	September 28, 2018
Total sales	$2,028.8	$1,939.4
Total cost of sales	(1,163.7)	(1,113.5)

Gross profit	865.1	825.9
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(362.5)	(370.9)
Research and development expenses (“R&D”)	(102.0)	(102.5)

Operating profit	$400.6	$352.5

Gross profit as a % of sales	42.6%	42.6%
SG&A as a % of sales	17.9%	19.1%
R&D as a % of sales	5.0%	5.3%
Operating profit as a % of sales	19.7%	18.2%

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Pursuant to 17 C.F.R. Section 200.83

Components of Sales Growth

% Change Nine Months Ended September 27, 2019 vs. Comparable 2018 Period
Total Sales Growth (GAAP)	4.6%

Existing businesses (Non-GAAP)	6.2%
Acquisitions (Non-GAAP)	0.6%
Currency Exchange Rates (Non-GAAP)	(2.2)%

Sales from existing businesses in our transportation technologies portfolio grew at a high-single digit rate during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018. Geographically, demand from existing businesses increased in North America, Western Europe, and Asia (excluding India) and was partially offset by declines in India during the nine-month period ended September 27, 2019. The results were largely attributable to broad based demand for fuel management systems, specifically in North America and Europe, as well as demand for payment solutions. In addition, demand for fuel management systems in China contributed to growth during the nine-month period ended September 27, 2019. Sales from existing businesses in North America were favorably impacted by the approaching deadline of the liability shift related to the outdoor EMV global standards.

Sales from existing businesses within our franchise distribution portfolio were relatively flat during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018, due to increased demand for hardline tools and shop equipment that was largely offset by a decline in wheel-service equipment.

Price increases are reflected as a component of the change in sales from existing businesses, and year-over-year price increases contributed 1.8% to sales growth during the nine-month period ended September 27, 2019 versus the comparable period in 2018.

Cost of Sales

Cost of sales increased $50.2 million, or 4.5%, during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018. The increase in cost of sales is due primarily to the impact of higher year-over-year sales volumes, and to a lesser extent, incremental cost of sales from recently acquired businesses and higher material costs from recently enacted tariffs. Changes in foreign currency exchange rates partially off-set the increase in cost of sales.

Gross Profit

The year-over-year $39.2 million increase in gross profit during the nine-month period ended September 27, 2019, as compared to the comparable period in 2018, is due primarily to higher year-over-year sales volumes and the favorable impact of pricing improvements, and to a lesser extent, the impact of recently acquired businesses. Changes in foreign currency exchange rates partially off-set the increase in gross profit.

Gross profit grew at a rate consistent with sales during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018.

Operating Costs and Other Expenses

SG&A decreased $8.4 million, or 120 basis points as a percent of sales, during the nine-month period ended September 27, 2019, as compared to the comparable period in 2018. The decrease in

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

SG&A was due primarily to savings from productivity improvement initiatives and changes in foreign currency exchange rates.

R&D (consisting principally of internal and contract engineering personnel costs) decreased $0.5 million during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018 due to relatively consistent year-over-year spending. On a year-over-year basis, R&D expenses as a percentage of sales decreased 30 basis points, as sales grew at a faster rate than investments in product development initiatives.

Operating Profit

Operating profit as a percent of sales increased 150 basis points from 18.2% of sales during the nine-month period ended September 28, 2018 to 19.7% during the nine-month period ended September 27, 2019. Year-over-year operating profit margin comparisons were favorably impacted by:

•

Higher 2019 sales volumes from existing businesses, price increases and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives that were partially offset by increased material costs associated primarily with inflationary pressures and recently enacted tariffs and changes in foreign currency exchange rates—favorable 160 basis points

Year-over-year operating profit margin comparisons were unfavorably impacted by:

•	The dilutive impact of recently acquired businesses—unfavorable 10 basis points

Comparison of Results of Operations for the Years Ended December 31, 2018 and December 31, 2017

	Year Ended
($ in millions)	December 31, 2018	December 31, 2017
Total sales	$2,665.9	$2,498.2
Total cost of sales	(1,530.8)	(1,425.4)

Gross profit	1,135.1	1,072.8
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(498.0)	(445.2)
Research and development expenses (“R&D”)	(136.2)	(126.2)

Operating profit	$500.9	$501.4

Gross profit as a % of sales	42.6%	42.9%
SG&A as a % of sales	18.7%	17.8%
R&D as a % of sales	5.1%	5.1%
Operating profit as a % of sales	18.8%	20.1%

Components of Sales Growth

2018 vs 2017
Total Sales Growth (GAAP)	6.7%

Existing businesses (Non-GAAP)	4.2%
Acquisitions (Non-GAAP)	2.7%
Currency Exchange Rates (Non-GAAP)	(0.2)%

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Pursuant to 17 C.F.R. Section 200.83

Total sales increased $167.7 million, or 6.7%, during 2018 as compared to 2017.

Sales from existing businesses within our transportation technologies portfolio grew at a mid-single digit rate during 2018 as compared to 2017 due primarily to increased demand for fuel management systems, particularly in North America, India and China, that grew at a rate in the mid-teens, and increased demand for dispensers and payment solutions in North America that grew at a low-single digit rate. The strong demand in North America was favorably impacted by the approaching deadline, expected to occur in October 2020, for the liability shift related to EMV global standards.

Sales from existing businesses within our franchise distribution portfolio grew at a low-single digit rate during 2018 as compared to 2017, largely driven by increased year-over-year demand for hardline and diagnostic tools and tool storage products.

Price increases are reflected as a component of the change in sales from existing businesses, and year-over-year price increases contributed 0.8% to sales growth during 2018 as compared to 2017.

Cost of Sales

Cost of sales increased $105.4 million, or 7.4%, during 2018 as compared to 2017. The year-over-year increase in cost of sales is largely due to the relative equal impacts of higher year-over-year sales volumes and the incremental cost of sales from recently acquired businesses, and to a lesser extent, higher material costs from recently enacted tariffs. Year-over-year cost savings associated with restructuring and productivity improvement initiatives partially offset the increase in cost of sales.

Gross Profit

The year-over-year $62.3 million increase in gross profit during 2018 as compared to 2017 is due primarily to higher year-over-year sales volumes, the impact of recently acquired businesses, the favorable impact of pricing improvements, and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, all of which had relatively equal impacts on gross profit. The related 30 basis point decrease in gross profit margin during 2018 as compared to 2017 is primarily due to the dilutive impact of recently acquired businesses and unfavorable sales mix.

Operating Costs and Other Expenses

SG&A increased $52.8 million, or 90 basis points as a percent of sales, during 2018 as compared to 2017. The increase in SG&A was due primarily to $15 million of higher depreciation largely resulting from investments in IT systems, $15 million of additional investments in sales and marketing growth initiatives that grew at a rate consistent with sales, $12 million of bad debt expense from existing businesses that is mostly non-recurring, and $6 million in higher amortization from recently acquired businesses, partially offset by savings from productivity improvement initiatives.

R&D (consisting principally of internal and contract engineering personnel costs) increased $10.0 million during 2018 as compared to 2017 due to incremental year-over-year investments in product development initiatives and expenses from recently acquired businesses. On a year-over-year basis, R&D expenses as a percentage of sales were flat as the investments in product development initiatives grew at the same rate as sales.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Operating Profit

Operating profit decreased $0.5 million during 2018 as compared to 2017, and as a percent of sales, decreased from 20.1% of sales in 2017 to 18.8% of sales in 2018. The decrease in operating profit is due primarily due to the following:

•

Higher 2018 sales volumes from existing businesses, price increases and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives that were more than offset by continued investments in sales and marketing growth initiatives, higher bad debt expense, and unfavorable sales mix—unfavorable 90 basis points

•	The dilutive impact of recently acquired businesses—unfavorable 40 basis points

Comparison of Results of Operations for the Years Ended December 31, 2017 and December 31, 2016

	Year Ended
($ in millions)	December 31, 2017	December 31, 2016
Total sales	$2,498.2	$2,388.1
Total cost of sales	(1,425.4)	(1,368.8)

Gross profit	1,072.8	1,019.3
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(445.2)	(429.7)
Research and development expenses (“R&D”)	(126.2)	(116.6)

Operating profit	$501.4	$473.0

Gross profit as a % of sales	42.9%	42.7%
SG&A as a % of sales	17.8%	18.0%
R&D as a % of sales	5.1%	4.9%
Operating profit as a % of sales	20.1%	19.8%

Components of Sales Growth

2017 vs 2016
Total Sales Growth (GAAP)	4.6%

Existing businesses (Non-GAAP)	2.1%
Acquisitions (Non-GAAP)	2.1%
Currency Exchange Rates (Non-GAAP)	0.4%

Total sales increased $110.1 million, or 4.6%, during 2017 as compared to 2016.

Sales from existing businesses in our transportation technologies portfolio grew at a low-single digit rate during 2017 as compared to 2016 due primarily to strong demand for dispensers and payment systems in both the United States and Europe. This sales growth was partially offset by decreased year-over-year EMV-related demand for indoor point-of-sale systems in the United States as customers had largely upgraded to products that support indoor EMV requirements in the prior year in response to the indoor liability shift, which occurred in October 2015. Geographically, sales from existing businesses increased on a year-over-year basis in Europe, Latin America and the United States, partially offset by declines in the Asia-Pacific region.

Sales from existing businesses in our franchise distribution portfolio grew at a low-single digit rate during 2017 as compared to 2016. Increased year-over-year demand for hardline and diagnostic tools was partially offset by a decline in demand for powered and tool storage products.

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Price increases are reflected as a component of the change in sales from existing businesses and year-over-year price increases were insignificant.

Cost of Sales

Cost of sales increased $56.6 million, or 4.1%, during 2017 as compared to 2016 due primarily to the impact of higher year-over-year sales volumes, partially offset by material cost and supply chain improvement actions, and to a lesser extent, incremental year-over-year cost savings associated with restructuring actions and material cost and supply chain improvement actions.

Gross Profit

Gross profit increased $53.5 million, or 20 basis points as a percent of sales, during 2017 as compared to 2016, due primarily to higher year-over-year sales volumes, the impact of recently acquired businesses, incremental year-over-year cost savings associated with restructuring actions and continued productivity and material cost and supply chain improvement actions, all of which had relative equal impacts on gross profit.

Operating Costs and Other Expenses

SG&A increased $15.5 million during 2017 as compared to 2016, due primarily to incremental costs associated with our recently acquired businesses. Continued investments in sales and marketing growth initiatives were largely offset by incremental year-over-year restructuring and productivity improvement initiatives. SG&A decreased 20 basis points as a percent of sales during 2017 as compared to 2016, as sales grew at a faster rate than SG&A.

R&D increased $9.6 million and 20 basis points as a percent of sales during 2017 as compared to 2016, due primarily to year-over-year investments in new product development initiatives that grew at a higher rate than sales.

Operating Profit

Operating profit increased $28.4 million during 2017 as compared to 2016, and as a percent of sales, increased from 19.8% of sales in 2016 to 20.1% of sales in 2017. Operating profit was favorably impacted by the increase in sales volumes, incremental year-over-year cost savings associated with productivity improvement initiatives, material cost and supply chain improvement actions, and year-over-year savings from restructuring initiatives. These factors favorably contributed 50 basis points to operating margin. The dilutive impact of recently acquired businesses unfavorably impacted operating margins by 20 basis points.

Income Taxes

General

Our operating results are included in Fortive’s consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. We account for income taxes under the separate return method. Under this approach, income tax expense and deferred tax assets and liabilities are determined as if we were filing separate returns. Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in our financial statements. We record the tax effect of discrete items and items that are reported net of tax effects in the period in which they occur.

On December 22, 2017, the U.S. enacted comprehensive tax reform commonly referred to as the Tax Cut and Jobs Act (the “TCJA”). The TCJA impacts, among other things, U.S. corporate tax rates,

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business-related exclusions, deductions, and credits. During 2018, the U.S. Treasury Department issued significant initial guidance. We have completed the accounting for all the impacts of the TCJA based upon the proposed regulations and guidance already provided by federal authorities as of December 31, 2018.

The U.S. government is still issuing significant amounts of TCJA guidance that we expect to continue into the foreseeable future. On January 15, 2019, Treasury and the Internal Revenue Service issued final Treasury Regulations under Section 965 of the Internal Revenue Code involving the one-time transition tax on international earnings. These final Treasury Regulations are retroactive to the enactment of Section 965 of the TCJA on December 22, 2017. We are evaluating the impact of these final Treasury Regulations on the application of Section 965 to our unremitted international earnings. Any future adjustments resulting from guidance enacted after September 27, 2019 will be considered discrete income tax expense or benefit in the interim period the guidance is enacted.

The TCJA is expected to have a favorable impact on our financial statements for the foreseeable future and our future ability to engage in acquisition activities.

Our effective tax rate can be affected by, among other items, changes in the mix of earnings in countries with differing statutory tax rates (including as a result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws, including legislative policy changes that may result from the Organization for Economic Co-operation and Development’s (“OECD”) initiative on Base Erosion and Profit Shifting.

As part of Fortive, the amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. We perform a comprehensive review of our global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions, and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary.

Comparison of the Nine-Month Period Ended September 27, 2019 and September 28, 2018

Our effective tax rate for the nine months ended September 27, 2019 was 23.4%, as compared to 23.8% for the nine-month period ended September 28, 2018. The year-over-year decrease in effective tax rate was insignificant.

Our effective tax rates for the nine-month period ended September 27, 2019 and September 28, 2018 differ from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the United States taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

Comparison of the Years Ended December 31, 2018, 2017 and 2016

Our effective tax rate for the years ended December 31, 2018, 2017 and 2016 was 24.0%, 28.7% and 36.0%, respectively.

Our effective tax rate for 2018 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the United States taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

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Our effective tax rate for 2017, including one-time impacts of the TCJA, differs from the U.S. federal statutory rate of 35.0% due primarily to net favorable impacts associated with the TCJA, mix of earnings outside the United States taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

Our effective tax rates for 2016 differs from the U.S. federal statutory rate of 35.0% due primarily to the mix of earnings outside the United States taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

Inflation

The effect of inflation on our sales and net earnings was not significant for all periods presented.

Risk Management

We are exposed to market risk from changes in foreign currency exchange rates, credit risk and commodity prices, each of which could impact our financial statements. We generally address exposure to these risks through our normal operating and financing activities. In addition, our broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on our operating profit as a whole.

Foreign Currency Exchange Rate Risk

We face transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of an applicable subsidiary. We also face translational exchange rate risk related to the translation of financial statements of foreign operations into U.S. dollars, our functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. The effect of a change in currency exchange rates on our net investment in international subsidiaries is reflected in the accumulated other comprehensive income (loss) component of Parent’s equity. A 10% change in major currencies relative to the U.S. dollar at December 31, 2018 and September 27, 2019 would have resulted in a $60.8 million and $88.0 million impact to Parent’s equity, respectively.

Currency exchange rates negatively impacted reported sales during the nine-month period ended September 27, 2019 by 2.2% as compared to the comparable period in 2018, as the U.S. dollar was, on average, stronger against most major currencies during the first nine months of 2019 as compared to exchange rates during the comparable period of 2018. If the exchange rates in effect as of September 27, 2019 were to prevail throughout 2019, currency exchange rates would negatively impact 2019 estimated sales by approximately 1.9% relative to our performance in 2019. In general, additional weakening of the U.S. dollar against other major currencies would positively impact our sales and results of operations on an overall basis, and any further strengthening of the U.S. dollar against other major currencies would adversely impact our sales and results of operations.

As part of Fortive, we have generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in our financial statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Credit Risk

We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables from customers and franchisees. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers. We perform credit evaluations of our customers’ financial conditions and also obtain collateral or other security as appropriate.

The assumptions used in evaluating our exposure to credit losses associated with our financing receivables portfolio involve estimates and significant judgment. Holding other estimates constant, a 10% increase or decrease in either the estimated loss severity or the estimated default frequency on the consumer portfolio would have resulted in a change in the allowance for credit losses of approximately $2 million as of both December 31, 2018 and September 27, 2019.

No customer accounted for more than 10% of combined sales during all periods presented.

Commodity Price Risk

For a discussion of risks relating to commodity prices, refer to “Risk Factors.”

Liquidity and Capital Resources

As part of Fortive, we are dependent upon Fortive for all of our working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of our operations. Financial transactions relating to us are accounted for through our Net Parent Investment account. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to us in the accompanying audited combined financial statements and unaudited combined condensed financial statements. During the years ended December 31, 2018, 2017 or 2016 as well as the nine-month periods ended September 27, 2019 and September 28, 2018, we generated sufficient cash from operating activities to fund our capital spending.

Management assesses our liquidity in terms of our ability to generate cash to fund our operating and investing activities. We continue to generate substantial cash from operating activities and believe that our operating cash flow and other sources of liquidity will be sufficient following the IPO to allow us to manage our capital structure over the next twelve months and continue investing in existing businesses and consummating strategic acquisitions.

However, we cannot assure you that our net cash provided by operating activities, cash and cash equivalents or cash available under our Senior Credit Facilities will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, and if availability under our Senior Credit Facilities is not sufficient, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to our Business- We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.”

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The following is an overview of our cash flows and liquidity:

Overview of Cash Flows and Liquidity

Following is an overview of our cash flows and liquidity:

	Nine Months Ended		Year Ended December 31,
($ in millions)	September 27, 2019	September 28, 2018	2018	2017	2016
Net cash provided by operating activities	$322.3	$210.7	$421.0	$363.8	$419.3

Cash paid for acquisitions and equity investments, net of cash received	$(4.1)	$(45.5)	$(80.8)	$(190.4)	$(90.9)
Payments for additions to property, plant and equipment	(27.0)	(31.5)	(42.4)	(68.4)	(63.0)
Proceeds from sale of property	—	0.2	0.6	0.5	5.4

Net cash used in investing activities	$(31.1)	$(76.8)	$(122.6)	$(258.3)	$(148.5)

Net transfers to Parent	$(284.7)	$(142.2)	$(311.9)	$(117.1)	$(289.6)
Net proceeds from (repayments of) related-party borrowings	(0.3)	11.0	16.3	(5.3)	10.8
Net proceeds from short-term borrowings	3.6	8.0	8.8	8.7	1.2
Other financing activity	(5.4)	(1.5)	(3.7)	(1.1)	(0.9)

Net cash used in financing activities	$(286.8)	$(124.7)	$(290.5)	$(114.8)	$(278.5)

Comparison of Cash Flows for the Nine-Month Periods Ended September 27, 2019 and September 28, 2018

Operating cash flows increased by $111.6 million during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018.

•

2019 operating cash flows benefited from higher net earnings for the first nine months of 2019 as compared to the comparable period in 2018. Net earnings for the nine-month period ended September 27, 2019 were impacted by a year-over-year increase in operating profits of $48.1 million.

•

The aggregate of accounts receivable, long-term financing receivables, inventories, and trade accounts payable used $22.0 million of operating cash flows during the first nine months of 2019 compared to using $121.9 million in the comparable period of 2018. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories and trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by crediting the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are noncash transactions.

•

The aggregate of prepaid expenses and other assets and accrued expenses and other liabilities used $37.0 million of operating cash flows during the first nine months of 2019 as compared to using $14.7 million in the comparable period of 2018. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities decreased by $45.7 million during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018 due to less cash paid for

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equity investments and decreases in capital expenditures. During the nine-month period ended September 28, 2018, we acquired a minority interest in Tritium Holdings Pty, Ltd (“Tritium”) for $44.9 million and invested an additional $4.1 million in the comparable period in 2019.

Net cash used in financing activities increased by $162.1 million during the nine-month period ended September 27, 2019 as compared to the comparable period in 2018, as more cash was transferred to Fortive due to increases in operating cash flows as well as an increase in proceeds from related-party borrowings with Fortive.

Comparison of Cash Flows for the Years Ended December 31, 2018 and December 31, 2017

Operating cash flows increased by $57.2 million during 2018 as compared to 2017.

•

2018 operating cash flows benefited from higher net earnings, including the impact of a decrease in the effective income tax rate and the impact of the 2017 non-cash acquisition related gain of $15.3 million. In addition, higher depreciation and amortization largely attributable to recently acquired businesses had a positive impact on operating cash flows. Depreciation and amortization are noncash expenses that decrease earnings without a corresponding impact to operating cash flows.

•

The aggregate of accounts receivable, long-term financing receivables, inventories, and trade accounts payable used $107.6 million of operating cash flows during 2018 compared to using $33.4 million of cash during 2017. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories and trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by crediting the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are noncash transactions.

•

The aggregate of prepaid expenses and other assets and accrued expenses and other liabilities provided $35.6 million of operating cash flows in 2018 as compared to using $30.0 million of operating cash flows in 2017. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities decreased by $135.7 million during 2018 as compared to 2017 due to less cash paid for acquisitions and decreases in capital expenditures.

Net cash used in financing activities increased by $175.7 million during 2018 as compared to 2017, as more cash was transferred to Fortive due to decreases in investing cash outflows.

Comparison of Cash Flows for the Years Ended December 31, 2017 and December 31, 2016

Operating cash flows decreased by $55.5 million during 2017 as compared to 2016.

•

Operating cash flows benefited from higher net earnings, including the impact of a decrease in the effective income tax rate, offset somewhat by the non-cash acquisition-related gain of $15.3 million. In addition, higher depreciation and amortization largely attributable to recently acquired businesses had a positive impact on operating cash flows. Depreciation and amortization are noncash expenses that decrease earnings without a corresponding impact to operating cash flows.

•	The aggregate of accounts receivable, long-term financing receivables, inventories, and trade accounts payable used $33.4 million of cash during 2017 compared to using $25.2 million of

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cash during 2016. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories and trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by crediting the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are noncash transactions.

•

The aggregate of prepaid expenses and other assets and accrued expenses and other liabilities used $30.0 million of operating cash flows in 2017 as compared to providing $43.6 million of operating cash flows in 2016. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities increased by approximately $109.8 million during 2017 as compared to 2016 due to cash paid for the Orpak acquisition in 2017.

Net cash used in financing activities decreased by approximately $163.7 million during 2017 as compared to 2016, as less cash was transferred to Fortive due to increases in investing cash outflows.

Contractual Obligations

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of our contractual obligations as of December 31, 2018 under (1) leases, (2) purchase obligations and (3) other long-term liabilities reflected on the balance sheet under GAAP. There were no material changes in our contractual obligations during the nine-month period ended September 27, 2019.

($ in millions)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Leases:
Operating lease obligations(a)	$55.4	$18.9	$20.7	$8.1	$7.7
Other(d):
Purchase obligations(b)	127.9	122.5	5.4	—	—
Other long-term liabilities reflected on the balance sheet under GAAP(c)	284.5	—	47.3	25.3	211.9

Total	$467.8	$141.4	$73.4	$33.4	$219.6

(a)

As described in Note 14 in the accompanying audited combined financial statements. Includes future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year. Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.

(b)

Consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.

(c)

Primarily consist of obligations under product service and warranty policies and allowances, performance and operating cost guarantees, litigation claims, postretirement benefits, pension benefit obligations, net tax liabilities and deferred compensation obligations. The timing of cash flows associated with these obligations is based upon management’s estimates over the terms of these arrangements and is largely based upon historical experience.

(d)	All Related-Party Borrowings will be settled prior to the IPO, and as such, are excluded from this table. Capital lease obligations are immaterial and are also excluded from this table.

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Pursuant to 17 C.F.R. Section 200.83

Off-Balance Sheet Arrangements

In the normal course of business, we periodically enter into agreements that require us to indemnify customers, suppliers or other business partners for specific risks, such as claims for injury or property damage arising out of our products or claims alleging that our products infringe third party intellectual property. Historically, we have not experienced significant losses on these types of indemnification obligations.

Guarantees consist of outstanding standby letters of credit, bank guarantees, and performance and bid bonds. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure the Company’s obligations and/or performance requirements related to specific transactions. We believe that if the obligations under these instruments were triggered, it would not have a material effect on our financial statements.

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries have issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes and will continue to guarantee such Convertible Notes until Fortive ceases to own a majority of our subsidiaries’ common stock.

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of off-balance sheet commitments as of September 27, 2019. These guarantees have materially changed from the amounts as of December 31, 2018 due to the issuance of the Convertible Notes.

	Amount of Commitment Expiration per Period
($ in millions)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Guarantees	$1,491.3	$22.8	$1,449.3	$5.8	$13.4

Other Off-Balance Sheet Arrangements

We have, from time to time, divested certain of our businesses and assets. In connection with these divestitures, we often provide representations, warranties and/or indemnities to cover various risks and unknown liabilities, such as claims for damages arising out of the use of products or relating to intellectual property matters, commercial disputes, environmental matters or tax matters. We have not included any such items in the contractual obligations table above because they relate to unknown conditions and we cannot reasonably estimate the potential liabilities from such matters, but we do not expect that any such liability will have a material effect on our financial statements.

Legal Proceedings

Refer to Note 15 in the accompanying audited combined financial statements and Note 9 in the accompanying combined condensed financial statements for information regarding legal proceedings and contingencies. For a discussion of risks related to legal proceedings and contingencies, refer to the section entitled “Risk Factors” above.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our audited combined financial statements, which have been prepared in accordance with

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GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. We base these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.

We believe the following accounting estimates are most critical to an understanding of our financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period to period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 to the accompanying audited combined financial statements.

Accounts and Financing Receivables:    We maintain allowances for doubtful accounts and allowances for credit losses to reflect probable credit losses inherent in our portfolio of receivables. Determination of the allowances requires us to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the allowances for doubtful accounts and allowances for credit losses and, therefore, net earnings. The allowances for doubtful accounts and credit losses represent management’s best estimate of the credit losses expected from our trade accounts and financing receivable portfolios. The level of the allowances is based on many quantitative and qualitative factors including historical loss experience by receivable type, portfolio duration, delinquency trends, economic conditions and credit risk quality. We regularly perform detailed reviews of our accounts receivable and financing receivable portfolios to determine if an impairment has occurred and to assess the adequacy of the allowances. If the financial condition of our customers were to deteriorate with a severity, frequency and/or timing different from our assumptions, additional allowances would be required and our financial statements would be adversely impacted.

Inventories:    We record inventory at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We estimate the net realizable value of inventory based on assumptions of future demand and related pricing. Estimating the net realizable value of inventory is inherently uncertain because levels of demand, technological advances and pricing competition in many of our markets can fluctuate significantly from period to period due to circumstances beyond our control. If actual market conditions are less favorable than those projected, we could be required to reduce the value of our inventory, which would adversely impact our financial statements. Refer to Note 4 to the accompanying audited combined financial statements.

Acquired Intangibles:    Our business acquisitions typically result in the recognition of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that we may incur. Refer to Notes 2, 3 and 7 to the accompanying audited combined financial statements for a description of our policies relating to goodwill, acquired intangibles and acquisitions.

In performing our goodwill impairment testing, we estimate the fair value of our reporting units primarily using a market-based approach. We estimate fair value based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of our reporting units, in addition to recent market available sale transactions of comparable businesses. In evaluating the estimates derived by the market-based approach, we make judgments about the relevance and reliability of the multiples by considering factors unique to our reporting units, including operating results, business plans, economic projections, anticipated future cash flows, and transactions and

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marketplace data as well as judgments about the comparability of the market proxies selected. In certain circumstances we also evaluate other factors including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions and financial and operating performance in order to validate the results of the market approach. The discounted cash flow model requires judgmental assumptions about projected sales growth, future operating margins, discount rates and terminal values. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment.

In 2018, we had five reporting units for goodwill impairment testing. Reporting units resulting from recent acquisitions generally present the highest risk of impairment. We believe the impairment risk associated with these reporting units generally decreases as we integrate these businesses and better position them for potential future earnings growth. The carrying value of the goodwill included in each individual reporting unit ranges from $15 million to approximately $738 million. Our annual goodwill impairment analysis in 2018 indicated that in all instances, the fair values of our reporting units exceeded their carrying values and consequently did not result in an impairment charge. The excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of our reporting units as of the annual testing date ranged from approximately 10.0% to approximately 900.0%. In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, we applied a hypothetical 10.0% decrease to the fair values of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of our reporting units ranged from approximately 0.0% to approximately 800.0%.

We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We also test intangible assets with indefinite lives at least annually for impairment. These analyses require management to make judgments and estimates about future sales, expenses, market conditions and discount rates related to these assets.

If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated, and a charge would need to be taken against net earnings which would adversely affect our financial statements.

Contingent Liabilities:    As discussed in Note 15 to the accompanying audited combined financial statements, we are, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to our business (or the business operations of previously owned entities). We recognize a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 15 to the accompanying audited combined financial statements. If the reserves established with respect to these contingent liabilities are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our financial statements.

Revenue Recognition:    We derive sales from the sale of products and services. On January 1, 2018, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance. Refer to Note 11 to the accompanying audited combined financial statements for additional information on our

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adoption of this ASU. If our judgments regarding revenue recognition prove incorrect, our reported sales in particular periods may be adversely affected. Historically, our estimates of sales have been materially correct.

Stock-Based Compensation:    For a description of our stock-based compensation accounting practices, refer to Note 16 to the accompanying audited combined financial statements. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require subjective assumptions, including the expected life of the awards, stock price volatility and expected forfeiture rate. The assumptions used in calculating the fair value of stock-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If actual results are not consistent with our assumptions and estimates, our equity-based compensation expense could be materially different in the future.

Pensions:    For a description of our pension accounting practices, refer to Note 10 to the accompanying audited combined financial statements. Certain of our employees participate in noncontributory defined benefit pension plans. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, mortality rates, and other factors. If the assumptions used in calculating pension and other post-retirement benefits costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators or other factors), our financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans during 2018 would have an immaterial effect to the amounts recorded in the financial statements as of December 31, 2018.

Our plan assets consist of various insurance contracts, equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return for the plans was determined on a plan by plan basis based on the nature of the plan assets and ranged from 2.75% to 6.0%. If the expected long-term rate of return on plan assets during 2018 was reduced by 50 basis points, the impact to pension expense in 2018 would be immaterial.

Income Taxes:    For a description of our income tax accounting policies, refer to Note 2 and Note 12 in the accompanying audited combined financial statements.

Our domestic and foreign operating results are included in the income tax returns of Parent. We account for income taxes under the separate return method. Under this approach, we determine our deferred tax assets and liabilities and related tax expense as if we were filing separate tax returns. The accompanying Combined Balance Sheets do not contain current taxes payable or certain other long-term taxes payable liabilities as such amounts are deemed settled with Parent when due, and therefore included in Parent’s equity. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected on our Combined Statements of Earnings. We establish valuation allowances for our deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

We provide for unrecognized tax benefits when, based upon the technical merits, it is “more-likely-than-not” that an uncertain tax position will not be sustained upon examination. Judgment is

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required in evaluating tax positions and determining income tax provisions. We re-evaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires. We recognize potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. We will retain certain tax liabilities associated with our separate tax return filings. Tax liabilities arising from returns with both Fortive and our businesses will remain with Fortive after the IPO.

Refer to Note 12 in the accompanying audited combined financial statements for additional information.

Corporate Allocations:    We have historically operated as part of Fortive and not as a stand-alone company. Accordingly, certain shared costs have been allocated to us and are reflected as expenses in the accompanying combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to us for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by us. Refer to Note 19 in the accompanying audited combined financial statements for a description of our corporate allocations and related party transactions.

New Accounting Standards

For a discussion of new accounting standards relevant to us, refer to Note 2 in the accompanying audited combined financial statements and Note 1 in the accompanying combined condensed financial statements.

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THE SEPARATION AND DISTRIBUTION TRANSACTIONS

The Separation

Prior to the completion of this offering, we will enter into a separation agreement with Fortive. The separation agreement will set forth our agreements with Fortive regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Fortive following the separation. The following are the principal steps of the separation:

•

Transfer of Assets and Liabilities—Pursuant to the separation agreement, Fortive will transfer to us substantially all of the assets and liabilities comprising its Industrial Technologies business. In exchange for the assets to be transferred to us, we will pay to Fortive, as consideration, (i) shares of our common stock and (ii) the Cash Distribution.

•

Transition Services Agreement—We and Fortive will enter into a transition services agreement that will be effective upon the separation and this offering, pursuant to which Fortive and its subsidiaries and we and our subsidiaries will provide to each other various services.

•

Tax Matters Agreement—We and Fortive will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

•

Employee Matters Agreement—We and Fortive will enter into an employee matters agreement that will govern our and Fortive’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

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Intellectual Property Matters Agreement—We and Fortive will enter into an intellectual property matters agreement pursuant to which Fortive will grant to us a non-exclusive, royalty-free, fully paid-up, irrevocable, sub-licensable (subject to certain restrictions) license to use certain intellectual property rights retained by Fortive. In addition, we will grant to Fortive a non-exclusive, royalty-free, fully paid-up, irrevocable, sub-licensable (subject to certain restrictions) license to use certain intellectual property rights transferred to us.

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FBS License Agreement—We and Fortive will enter into a FBS license agreement pursuant to which Fortive will grant us a perpetual, non-exclusive, worldwide, and non-transferable license to use FBS solely in support of our business. In addition, we and Fortive will each license to each other improvements made by such party to FBS during the first two years of the term period of the FBS license agreement. The term of the FBS license agreement is perpetual, with the license to us continuing unless there is an uncured material breach by us. Upon a change of control of the Company, our rights to receive services under the FBS license agreement will terminate, but we will be permitted to continue to use the FBS license even after it undergoes a change of control.

•

Registration Rights Agreement—We and Fortive will enter into a registration rights agreement with Fortive pursuant to which we will grant Fortive and its affiliates certain registration rights with respect to our common stock owned by them.

For more information regarding the agreements we and Fortive intend to enter into, or have entered into, see “Certain Relationships and Related Person Transactions—Agreements with Fortive.”

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The Distribution

Fortive has informed us that, following this offering, it intends to make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all Fortive stockholders, one or more distributions in exchange for Fortive shares or other securities, or any combination thereof. We refer to any such potential distribution as the “distribution.” Fortive has agreed not to effect the distribution for a period of 180 days after the date of this prospectus without the prior written consent of             ; provided that we will not be prevented from filing with or submitting to the SEC a registration statement relating to the distribution, provided that no shares of our common stock are sold or exchanged by us during such 180-day period. See “Underwriting.”

While, as of the date of this prospectus, Fortive intends to effect the distribution, Fortive has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. If pursued, the distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the IRS and an opinion of counsel to the effect that the separation, together with such distribution, will be tax-free to Fortive and its stockholders for U.S. federal income tax purposes. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. The distribution is not being effected pursuant to this prospectus, and the underwriters of this offering are not currently acting as underwriters for the distribution.

Upon completion of the distribution, if any, we will no longer qualify as a controlled company and will be required to fully implement corporate governance requirements within one year of the distribution.

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BUSINESS

Our Company

We are a global industrial technology company that offers critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis. Our research and development, manufacturing, sales, distribution, service and administration operations are located in more than 40 countries across North America, Asia Pacific, Europe and Latin America.

We strive to create shareholder value through strong earnings growth, driven by continuous improvement in the operating performance of our existing business and acquisitions of other businesses that accelerate our strategy while expanding our portfolio into new and attractive markets.

To accomplish these goals, we use a set of growth, lean and leadership tools and processes, which today are known as the Fortive Business System (FBS), designed to continuously improve business performance in the critical areas of quality, delivery, cost, growth and innovation. Our operating companies utilize the Fortive Business System to develop improvement initiatives in the areas of product development and commercialization of new products and solutions as well as improvements in sales and marketing, supply chain and manufacturing efficiency. All of our efforts are focused on accelerating competitive advantage in our markets.

In the transportation technologies market, we are a leading global provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management (“telematics”), and traffic management, with products marketed under the Gilbarco, Veeder-Root, Orpak, Teletrac Navman and GTT brands. We market our products and services globally with approximately $500 million of our 2018 sales coming from high-growth markets. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia (with the exception of Japan and Australia). We serve our major markets with local manufacturing, sales, and service capabilities that offer tailored solutions for local customers based on their unique needs. With research and development for our transportation technologies products supporting our local presence in global markets, we deliver innovative solutions to customers around the world.

Through our Gilbarco, Veeder-Root and Orpak businesses, we serve owners and operators of over 260,000 retail fuel stations and convenience stores globally. We market a suite of products, software and services to improve safety, environmental compliance and efficiency across our customers’ forecourts, stores and fuel supply chains. We have a large installed customer base with approximately 650,000 pay-at-pump devices and approximately 69,000 convenience stores utilizing our point-of-sale technology globally. We believe our substantial scale and sophisticated technology offering strategically position us to capitalize on key market trends, including increasing vehicle ownership and infrastructure buildout, particularly in high-growth markets where we believe we have significant opportunities to expand our customer base.

Our telematics solutions are delivered as SaaS to commercial and government fleet operators to provide visibility into vehicle location, fuel usage, speed, mileage and other insights into their mobile

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workforce in order to improve safety and productivity. We believe that our differentiated technology and software solutions are positioned to benefit from increasing regulations worldwide governing driver safety, hours of service and recording and monitoring requirements. As of June 30, 2019, our telematics business had deployed solutions in over 500,000 vehicles worldwide.

Our smart city solutions focus on improving safety, travel times, fuel costs and on-time performance of public transit and emergency vehicles. Our solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. We believe our smart city solutions help make cities safer and more livable by improving response times of emergency service vehicles and the efficiency of public transport.

We also deliver a broad set of professional tools and equipment for professional mechanics and technicians under the Matco, Ammco and Coats brands. Matco markets its products and services to automotive dealers, repair shops and fleet maintenance facilities through a network of over 1,500 franchised mobile distributors. Franchisees purchase professional tools, equipment and services from us and resell to end customers directly. To complement our offering of Matco professional tools, we have developed a SaaS suite of diagnostic tools and software to enhance repair shop workflow and strengthen relationships with our customers. We also generate sales from initial and recurring franchise fees as well as various financing programs that include installment sales and lease contracts to franchisees. We believe that Matco’s integrated workflow and diagnostic solutions are well positioned to capitalize on the increasing complexity of vehicles as advanced driver-assistance systems and other vehicle automation systems become prevalent.

Through its Ammco and Coats brands, our Hennessy business produces and markets a full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights. Hennessy delivers its solutions through a strong distributor network to reach its primary customer base of tire installation and repair shops.

The chart below illustrates our 2018 sales based on end market and geography.

2018 Sales
By End Market	By Geography

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The chart below illustrates our disaggregated sales by major product group and end market and reflects the total amount and percent of total sales contributed by similar products or services accounting for 10% or more of our consolidated sales for the years ended December 31 ($ in millions):

	2018	2017	2016
Major Product Group:
Professional tools and equipment(a)	$2,026.3	$1,872.1	$1,770.0
Percentage of total	76.0%	74.9%	74.1%
Franchise distribution(a)	639.6	626.1	618.1
Percentage of total	24.0%	25.1%	25.9%

Total	$2,665.9	$2,498.2	$2,388.1

End Markets:
Retail fueling(b)	$1,768.1	$1,631.8	$1,544.4
Percentage of total	66.3%	65.3%	64.7%
Vehicle repair(b)	581.6	569.4	562.2
Percentage of total	21.8%	22.8%	23.5%
Other	316.2	297.0	281.5
Percentage of total	11.9%	11.9%	11.8%

Total	$2,665.9	$2,498.2	$2,388.1

(a)

Our “professional tools and equipment” product group is entirely comprised of our transportation technologies products (retail / commercial fueling, telematics and smart city), which represent a single class of similar products. Our “franchise distribution” product group is entirely comprised of our franchise distribution products (professional tools and wheel-service equipment), which represent a single class of similar products. Accordingly, each of “professional tools and equipment” and “franchise distribution” is presented on an aggregated basis as each represents a major product group of similar products that accounted for 10% or more of our consolidated revenue in any of the last three fiscal years.

(b)

Retail fueling, vehicle repair, and other include sales made through third-party distributors. Total distributor sales for the years ended December 31, 2018, 2017, and 2016 were $1,402.1 million, $1,344.2 million, and $1,281.6 million, respectively.

Transportation Technologies Products

Through our transportation technologies products, we are a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management. Our transportation technologies products are comprised of:

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Retail/Commercial Fueling: Our retail/commercial petroleum products include environmental monitoring and leak detection systems; vapor recovery equipment; fuel dispenser systems for petroleum and compressed natural gas; high-speed chargers for EVs; point-of-sale and secure and automated electronic payment technologies for retail petroleum stations; submersible turbine pumps; and remote monitoring and outsourced fuel management SaaS offerings, including compliance services, fuel system maintenance, fleet management software solutions, and inventory planning and supply chain support. Typical users of these products include independent and company-owned retail petroleum stations, high-volume retailers, convenience stores and commercial vehicle fleets. Our retail/commercial petroleum products are marketed under a variety of brands, including ANGI, GILBARCO, ORPAK, RED JACKET and VEEDER-ROOT.

•	Telematics: Our telematics products include vehicle tracking and fleet management hardware and software solutions offered as SaaS that fleet managers use to position and dispatch

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vehicles, manage fuel consumption and promote vehicle and driver safety, compliance, operating efficiency and productivity. Typical users of these solutions span large and small fleet owners in a variety of industries and include businesses and other organizations that manage vehicle fleets. Our telematics products are marketed under a variety of brands, including TELETRAC NAVMAN.

•

Smart City: Our smart city solutions focus on improving public transportation travel times, fuel costs and on-time performance. Solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. Typical users of these solutions include public transit and emergency vehicles with applications in broader public transport. Our smart city solutions are provided under a variety of brands, including GTT and OPTICOM.

Customers in this line of business choose suppliers based on several factors, including product features, performance and functionality, the supplier’s geographic coverage and the other factors described under “Competition.” Sales are generally made through independent distributors and our direct sales personnel.

Market	Product Category	Description	Est. Market Size ($, bn)*	Est. Growth**
	Retail /Commercial Fueling	Includes monitoring and leak detection systems, fuel dispenser systems, high-speed chargers for EVs, point-of-sale and secure and automated electronic payment technologies	~$5.7	MSD
	Telematics	Includes vehicle tracking and fleet management hardware and software solutions	~$2.9	MSD
	Smart City Solutions	Includes solutions that connect and communicate with intersections, vehicles and emergency / transit operating systems to change traffic flow	~$0.8	MSD

Total Transportation Technologies			~$9.4	MSD

*	Based on 2018 industry sales and management estimates.
**	Based on the compound annual growth rates of large industry companies

Franchise Distribution Products

Our franchise distribution products consist of:

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Professional Tools: We manufacture and distribute professional tools, toolboxes and automotive diagnostic equipment and software through our network of franchised mobile distributors, who sell primarily to professional mechanics under the MATCO brand.

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Wheel-Service Equipment: We produce a full line of wheel-service equipment for automotive tire installation and repair shops, including brake lathes, tire changers, wheel balancers and wheel weights sold through direct sales personnel and independent distributors and distributed under various brands including the AMMCO and COATS brands.

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Customers in the line of business choose suppliers based on several factors, including relevant innovative features, convenience and the other factors described under “Competition.”

Market	Product Category	Description	Est. Market Size ($, bn)*	Est. Growth**
	Professional Tools	Includes professional tools, toolboxes and automotive diagnostic equipment and software	~$3.5	LSD+
	Wheel-Service Equipment	Includes full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights	~$1.0	LSD

Total Franchise Distribution			~$4.5	LSD

*	Based on 2018 industry sales and management estimates
**	Based on the compound annual growth rates of large industry companies

Industry Overview

Mobility Infrastructure

The mobility infrastructure industry is broad and rapidly changing with the adoption of new technologies like autonomous driving, electric powertrains, mobile data connectivity and the development and evolution of smart cities, among other factors. We focus on niche, high-growth segments of the mobility infrastructure market with our unique portfolio of leading brands. Based on management’s estimates, the market size for transportation technologies is approximately $9.4 billion in annual sales and is expected to grow mid-single digits annually over the next     years. Based on management’s estimates, the market size for franchise distribution is approximately $4.5 billion in annual sales and is expected to grow low-single digits annually over the next     years. Growth in our industry is driven by a broad array of factors, including global GDP, the size of the global car parc, and environmental, safety, payment regulation and vehicle complexity, among other factors.

Key Trends and Industry Drivers

We believe we are well positioned to take advantage of various key market trends in our industry:

•	Increasing vehicle ownership and infrastructure development in high-growth markets create attractive long-term tailwinds for our business

•	Global population growth and increased urbanization create infrastructure challenges that our product portfolio helps to address through telematics and our smart city solutions

•	Rising vehicle complexity and a shortage of qualified technicians are increasing the need for innovative diagnostic, calibration and repair solutions for automotive workshops and repair centers

•	Increasing regulation regarding enhanced payment security requirements

•	Enhanced focus on clean, efficient energy solutions driven by regulation regarding carbon dioxide emissions, improved technology and increasingly affordable alternatives

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Increasing need for connected vehicle solutions globally and driver safety regulation is highlighting the need for recording, monitoring and the adoption of fleet management and telematics related solutions

•	Growing penetration of electric vehicles is creating emerging opportunities across “mobility infrastructure”

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Our Competitive Strengths

We believe we have significant competitive strengths driven by our unique culture and our leading global positions across key market segments. Some of our key competitive advantages are:

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Leading Brands in Attractive Markets.    Many of our operating companies have been leaders in their respective markets for decades and we believe have built brand recognition and share positions that exceed many of their competitors. Gilbarco is a global brand recognized for its breadth of technology and ability to serve customers around the world. Veeder-Root is an established brand with over a one hundred fifty-year history that is well-known for deep environmental monitoring expertise and strength of technology. Our Matco brand is well recognized by customers for high quality and superior customer satisfaction delivered through a strongly committed franchise network. Hennessy, through its Coats branded tire changer, brake lathe and wheel balancing machines, is a leading wheel-service manufacturer. Teletrac and Navman are leading fleet management brands in several U.S. and international markets.

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Global Presence and Reach.    We operate globally, with diverse sales channels, manufacturing operations and product development that enable us to competitively address local requirements. We have experienced management teams located in key markets around the world, providing a strong local presence in high-growth markets.

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Investment in EV Technology.    We believe we are well positioned to leverage the growing electric vehicle, or EV, market with our minority investment in Tritium, a technology leader in high-speed charging for EVs. Tritium has a global footprint, with installations in 30 countries and is a leader in the European market with approximately 2,700 high-speed chargers deployed globally. Tritium’s leading technology combined with our global footprint allows for us to leverage our global sales and service network to accelerate penetration of this fast growing market as EVs become a growing part of the global car parc.

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A Strong Position in Connected and Integrated Workflow Solutions.    With Veeder-Root’s Insite360 SaaS offerings, we believe we have a long runway of opportunities for a data analytics business on the forecourt, in-store and in fuel supply chain. We have a range of premier applications and unique “single pane of glass” offerings to connect the applications. In our Matco business, our growing line of diagnostic solutions is enhancing shop workflow with point of use information and repair services and strengthening our relationships and branding in the workshop.

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Attractive Margins and Strong Cash Flow Generation.    Our business benefits from attractive margins and a track record of strong cash flow generation. We have a strong base of recurring sales, representing approximately mid-20% of our sales in 2018, to mitigate volatility and cyclicality across our business portfolio and over the past three years, consistently realized income profit margins of over 14%. Our cash flow generation is enhanced by low capital requirements, with capital expenditures averaging approximately 2% of sales over the last three years. Our stable free cash flows will enable us to deploy capital to fund strategic initiatives, organic growth opportunities and acquisitions.

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Fortive Business System.    Our operating businesses within our business portfolio have leveraged the fundamental Fortive Business System, or FBS, tools and have driven results through FBS for decades. We believe that our ability to continually improve quality, delivery, cost, growth and innovation through our business system will improve customer satisfaction and accelerate significant competitive advantage.

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Our Business Strategy

Our strategy is to maximize stockholder value through several key initiatives:

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Build Competitive Advantage Through Innovation That Our Customers Value    In the markets we serve, we strive to drive organic growth by prioritizing the voice of our customers in everything we do. Over time, our focus on customers’ needs has enabled us to innovate effectively in markets where competitive leadership can be attained and, over long periods, sustained. Innovation and product vitality are key factors in maintaining our market leadership positions. In many end markets, we are among the leaders in the evolution of solutions to more software-driven products and business models, where our long history of reliability and strong brands position our product and service offerings at the key points of customer workflows.

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Leverage and Expand Our Global Business Presence.    Approximately 37% of our sales were generated outside the U.S. in 2018, and we have significant operations around the world in key geographic markets. This reach has facilitated our entry into new markets, as we have been able to harness existing sales channels and capitalize on our familiarity with local customer needs and regulations and the experience of our locally-based management resources. We expect to continue to prioritize development of localized solutions for high-growth markets around the world, with strong local manufacturing and product development capabilities. We also intend to continue to pursue acquisitions of, and investments in, businesses that complement our strategy in specific markets or regions.

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Attract and Retain Talented Associates.    We believe that our team of talented associates, united by a common culture in pursuit of continuous improvement, provides us a significant competitive advantage. We seek to continue to attract, develop and retain world-class leaders and associates globally and to drive their engagement with our customer-centric approach. We will continue to closely align individual incentives to our and our stockholders’ objectives.

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Drive Continuous Improvement Through Application of Our Business System.    All of our operations and associates use our business system founded on FBS to drive continuous improvement, measured by metrics such as quality, delivery, cost, growth and innovation. Through consistent application of business system tools and principles, we have been able to drive strong customer satisfaction and profitability in product and service lines that have been in our business portfolio for years while also driving significant improvement in growth and operating margins in product and service lines that we acquire. Our business system extends well beyond lean concepts, to include methods for driving growth and innovation demanded in our markets.

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Redeploy Our Free Cash Flow to Grow and Improve Our Business Portfolio.    We intend to continue to re-invest the substantial free cash flow generated by our existing business portfolio to drive innovation for organic growth and to acquire businesses that fit strategically or extend our business portfolio into new and attractive markets. We believe that we have developed considerable skill in identifying, acquiring and integrating new businesses. Our track record of disciplined success in targeting and effectively integrating acquisitions is an important aspect of our growth strategy.

Research and Development

We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of our existing products and expanding the applications for which uses of our products are appropriate. Research and development costs are expensed as incurred.

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Manufacturing and Service Capabilities

We currently operate 17 manufacturing and 10 service facilities across 14 countries worldwide. Our facilities are strategically located near our customers to in order to provide tailored solutions for local customers based on their unique needs.

Materials

Our manufacturing operations employ a wide variety of raw materials, including electronic components, steel, plastics and other petroleum-based products, cast iron, aluminum and copper. Prices of oil and gas affect our costs for freight and utilities. We purchase raw materials from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources. During 2018, we had no raw material shortages that had a material effect on our business. For a further discussion of risks related to the materials and components required for our operations, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Intellectual Property

We own numerous patents, trademarks, copyrights and trade secrets and licenses to intellectual property owned by others. Although in aggregate our intellectual property is important to our operations, we do not consider any single patent, trademark, copyright, trade secret or license to be of material importance to our business as a whole. From time to time we engage in litigation to protect, defend or enforce our intellectual property rights, and may also be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property of others. For a discussion of risks related to our intellectual property, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Competition

We believe that we are a leader in many of our served markets. Although we generally operate in highly competitive markets, our competitive position cannot be determined accurately since none of our competitors offer all of the same product and service lines or serve all of the same markets as we do. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than we are in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research and financial capabilities. We face increased competition in a number of our served markets as a result of the entry of competitors based in low-cost manufacturing locations, and increasing consolidation in particular markets. The number of competitors varies by product and service line. Our management believes that we have a market leadership position in most of the markets we serve. Key competitive factors vary among our products and service lines, but include the specific factors noted above with respect to each particular product or service line, and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product, service and software offerings and brand name recognition. For a discussion of risks related to competition, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

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Seasonal Nature of Business

General economic conditions impact our business and financial results, and certain portions of our business experience seasonal and other trends related to the industries and end markets that they serve. For example, capital equipment sales are often stronger in the fourth calendar quarter and sales to OEMs are often stronger immediately preceding and following the launch of new products. However, as a whole, we are not subject to material seasonality.

Working Capital

We maintain an adequate level of working capital to support our business needs. There are no unusual industry practices or requirements relating to working capital items. In addition, our sales and payment terms are generally similar to those of our competitors.

Backlog

Backlog includes unfulfilled orders and the annual average contract value of signed contracts for our SaaS product offerings. Backlog as of December 31, 2018 and 2017 was $452.5 million and $445.9 million, respectively. We expect that a majority of the unfilled orders as of December 31, 2018 will be delivered to customers within two to three months of such date. Given the relatively short delivery periods and rapid inventory turnover that are characteristic of most of our products and the shortening of product life cycles, we believe that backlog in 2018 is indicative of short-term sales performance but not necessarily a reliable indicator of medium or long-term sales performance.

Employee Relations

As of December 31, 2018, we employed approximately 8,900 persons, of whom approximately 3,800 were employed in the U.S. and approximately 5,100 were employed outside of the U.S. Of our U.S. employees, approximately 930 were hourly-rated, unionized employees. Outside the U.S., we have government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of our employees are represented by unions and/or works councils. For a discussion of risks related to employee relations, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Government Contracts

Although the substantial majority of our sales in 2018 was from customers other than governmental entities, we have agreements relating to the sale of products to government entities. As a result, we are subject to various statutes and regulations that apply to companies doing business with governments and government-owned entities. For a discussion of risks related to government contracting requirements, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Regulatory Matters

We face extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of our products, software and services. The following sections describe certain significant regulations that we are subject to. These are not the only regulations that our business must comply with. For a description of risks related to the regulations that our business is subject to, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

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Environmental Laws and Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. For a discussion of the environmental laws and regulations that our operations, products and services are subject to and other environmental contingencies, please refer to Note 15 to the audited Combined Financial Statements included in this prospectus. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Export/Import Compliance

We are required to comply with various U.S. export/import control and economic sanctions laws, such as:

•

the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export, in-country transfer and re-export of certain dual-use goods, technology and software (which are items that have both commercial and military or proliferation applications);

•

the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations; and

•	the import regulations administered by U.S. Customs and Border Protection.

Other nations’ governments have implemented similar export/import control and economic sanction regulations, which may affect our operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

International Operations

We are a global industrial technologies company. Our products and services are available in markets worldwide, and our principal markets outside the United States are in Europe, Asia, Middle East and Latin America. We also have operations around the world, and this geographic diversity allows us to draw on the skills of a worldwide workforce, provides greater stability to our operations, allows us to drive economies of scale, provides sales that may help offset economic trends that are specific to individual economies and offers us an opportunity to access new markets for products. In addition, we believe that our future growth depends in part on our ability to continue developing products and sales models that successfully target high-growth markets.

The manner in which our products and services are sold outside the U.S. differs by end market and by region. Most of our sales in non-U.S. markets are made by our subsidiaries located outside the U.S., though we also sell directly from the U.S. into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, we generally sell through representatives and distributors. For a discussion of risks related to our non-U.S. operations and foreign currency exchange, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Major Customers

No customer accounted for more than 10% of consolidated sales in 2018, 2017 or 2016.

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Properties

Our corporate headquarters are located in             , in a facility that we             . As of December 31, 2018, our facilities included approximately 31 significant facilities which are used for manufacturing, distribution, warehousing, research and development, general administrative and/or sales functions. 16 of these facilities are located in the U.S. in 11 states and 15 are located outside the U.S. in 12 other countries in Asia Pacific, Europe and Latin America. These facilities cover approximately 3.5 million square feet, of which approximately 2.5 million square feet are owned and approximately 1.0 million square feet are leased. Particularly outside the U.S., facilities may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We believe our properties and equipment have been well-maintained. Please refer to Note 14 to the audited Combined Financial Statements included in this prospectus for additional information with respect to our lease commitments.

Legal Proceedings

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material effect on our financial position, results of operations or cash flows. Please refer to Note 15 to the audited Combined Financial Statements in this prospectus for more information.

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MANAGEMENT

Executive Officers

The following table sets forth information, as of January 21, 2020, regarding the individuals whom we expect to serve as our executive officers immediately prior to the closing of this offering, followed by a biography of each such individual.

Name	Age	Position
Mark D. Morelli	55	President and Chief Executive Officer; Director Nominee
David H. Naemura	50	Chief Financial Officer
Michael D. Beverly	56	Senior Vice President and General Counsel
Andrew Nash	55	Senior Vice President, Human Resources

Mark D. Morelli has served as our President and Chief Executive Officer since January 2020 and will serve as a member of our Board of Directors commencing immediately upon completion of this offering. Mr. Morelli previously served as President and Chief Executive Officer of Columbus McKinnon Corporation from February 2017 to January 2020 and prior to that served as President and Chief Operating Officer of Brooks Automation, Inc. from January 2012 to March 2016. Prior to serving at Brooks Automation, Inc., Mr. Morelli was the Chief Executive Officer of Energy Conversion Devices, an alternative energy company (which voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code within one year after the date on which Mr. Morelli ceased to serve as its Chief Executive Officer). Prior to that, Mr. Morelli served in various positions with United Technologies Corporation from June 1993 to September 2007, where he progressed through product management, marketing, strategy and increasing responsibilities of general management. Mr. Morelli began his career as a U.S. Army officer and helicopter pilot, serving as a company commander of an attack helicopter unit. Mr. Morelli brings to us a track record of delivering strong operational results and driving improvements in innovation to accelerate long-term growth and has demonstrated a strategic ability to build a company for long-term success.

David H. Naemura will serve as our Chief Financial Officer commencing in February 2020. Mr. Naemura previously served as Chief Financial Officer of Gates Industrial Corporation from March 2015 to January 2020. Prior to his time at Gates Industrial Corporation, Mr. Naemura served as Vice President of Finance and Group Chief Financial Officer at Danaher Corporation from April 2012 to March 2015, overseeing many of the businesses within our portfolio, and previously served as Danaher Corporation’s Test & Measurement Communications Platform CFO from January 2009 to April 2012. Prior to serving at Danaher Corporation, Mr. Naemura was employed by Tektronix Corporation from August 2000 to January 2009, including during its acquisition by Danaher Corporation in 2007.

Michael D. Beverly has served as our Senior Vice President and General Counsel since October 2019 and prior thereto served as Vice President and General Counsel-Operations of Fortive Corporation from December 2017 to September 2019 and as Vice President and General Counsel-Industrial Technologies of Fortive Corporation from July 2016 to December 2017. Prior to his time at Fortive Corporation, Mr. Beverly served at Danaher Corporation as Vice President and General Counsel of a business platform from July 2010 to July 2016 and as General Counsel of Middle East and Turkey from April 2015 to July 2016.

Andrew Nash has served as our Senior Vice President, Human Resources since January 2020 and prior thereto served as Vice President, Global Human Resources (Transportation Technologies & Franchise Distribution) of Fortive Corporation from August 2018 to December 2019 and as Vice President, Global Human Resources (Transportation Technologies) of Fortive Corporation from July 2016 to August 2018. Prior to his time at Fortive Corporation, Mr. Nash served at Gilbarco Inc., a subsidiary of Danaher Corporation, as Vice President, Global Human Resources from December 2009 to July 2016.

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Directors

The following table sets forth information, as of January 21, 2020, regarding the individuals whom we expect to serve as directors immediately prior to the closing of this offering, followed by a biography of each such individual. Effective at or prior to the closing of this offering, we intend to appoint additional directors to our Board of Directors.

Name	Age	Position

Mark D. Morelli	55	President and Chief Executive Officer; Director Nominee
Karen C. Francis	57	Chair; Director Nominee
Martin Gafinowitz	60	Director

The biography of Mark D. Morelli is set forth under the section entitled “Management–Executive Officers.”

Karen C. Francis served on the Board of Directors of Telenav, Inc. from December 2016 to November 2019. Ms. Francis served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to that, she served as a director of The Hanover Insurance Group, Inc. from May 2014 to May 2017 and AutoNation, Inc. from February 2016 to April 2018. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division. In addition, Ms. Francis is an independent director for private equity and venture capital funded companies in Silicon Valley, including Metawave, Nauto and Wind River. Ms. Francis brings to our Board of Directors her experience as a Chief Executive Officer, director, strategic advisor and investor with a deep knowledge of corporate governance and a strong track record of successfully building companies and businesses across multiple industries and sizes.

Martin Gafinowitz has served as a Senior Vice President of Fortive Corporation since July 2016 and as a member of our Board of Directors since September 2019. Prior to July 2016, Mr. Gafinowitz served as Senior Vice President-Group Executive of Danaher from March 2014 to July 2016 after serving as Vice President-Group Executive of Danaher from 2005 to March 2014. Mr. Gafinowitz brings to our Board of Directors extensive prior experience in our businesses and our industry from his service as a Senior Vice President of Fortive and of Danaher.

Composition of Board

Upon completion of this offering, our Board will consist of          members.

Effective at or prior to the closing of this offering, we intend to appoint              independent directors to our Board of Directors in accordance with the rules of the NYSE and Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our amended and restated certificate of incorporation will provided that our Board will be divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. The class I directors, whose terms will expire at the first annual meeting of our stockholders following the completion of this offering, will be              and             . The

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class II directors, whose terms will expire at the second annual meeting of our stockholders following the completion of this offering, will be              and             . The class III directors, whose terms will expire at the third annual meeting of our stockholders following the completion of this offering, will be              and             .

Controlled Company Exception

We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of the NYSE. Accordingly, we will not be required to have a majority of “independent directors” on our Board of Directors as defined under the rules of the NYSE; nor will we be required to have a Compensation Committee and Nominating and Governance Committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE, which require that our Audit Committee be composed of at least three members, at least one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing, and each of whom will be independent within one year of listing.

At such time that we cease to be a “controlled company” under the rules of the NYSE, our Board will take all action necessary to comply with NYSE corporate governance rules, including that the Board of Directors consists of a majority of independent directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Director Independence

The Board has determined that                                   and                  are independent directors under the applicable rules of the NYSE.

The Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.

Committees of the Board of Directors

Effective immediately prior to the commencement of “when issued” trading of shares of common stock on the NYSE, the Board will have a standing Audit Committee, and effective upon the completion of this offering, the Board will have a standing Compensation Committee and a Nominating and Governance Committee.

Audit Committee. The initial members of the Audit Committee will be             ,              and              , and              will serve as Chair of the Audit Committee. The Board has determined that              is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the Board has determined that each of the members of the Audit Committee is independent, as defined by the rules of the NYSE and Section 10A(m)(3) of the Exchange Act. Rule 10A-3 of the Exchange Act and the NYSE rules require that our Audit Committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. The Audit Committee typically meets in executive session, without the presence of management, at each regularly scheduled meeting, and reports to the Board on its actions and

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recommendations at each regularly scheduled Board meeting. The Audit Committee will meet at least quarterly and will assist the Board in:

•	assessing the qualifications and independence of our independent auditors;

•	appointing, compensating, retaining, and evaluating our independent auditors;

•	overseeing the quality and integrity of our financial statements and making a recommendation to the Board regarding the inclusion of the audited financial statements in our Annual Report on Form 10-K;

•	overseeing our internal auditing processes;

•	overseeing management’s assessment of the effectiveness of our internal control over financial reporting;

•	overseeing management’s assessment of the effectiveness of our disclosure controls and procedures;

•	overseeing risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks;

•	overseeing our risk assessment and risk management policies;

•	overseeing our compliance with legal and regulatory requirements;

•	overseeing our cybersecurity risk management and risk controls; and

•	overseeing swap and derivative transactions and related policies and procedures

Compensation Committee. The initial members of the Compensation Committee will be             ,              and             , each of whom (other than            ) is independent, as defined by the rules of the NYSE and Section 10C(a) of the Exchange Act. In addition, we expect that each of the members of the Compensation Committee (other than            ) will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The Compensation Committee will discharge the Board’s responsibilities relating to the compensation of our executive officers, including setting goals and objectives for, evaluating the performance of, and approving the compensation paid to, our executive officers. The Compensation Committee is also responsible for:

•

determining and approving the form and amount of annual compensation of the CEO and our other executive officers, including evaluating the performance of, and approving the compensation paid to, our CEO and other executive officers;

•

reviewing and making recommendations to the Board with respect to the adoption, amendment and termination of all executive incentive compensation plans and all equity compensation plans, and exercising all authority with respect to the administration of such plans;

•	reviewing and making recommendations to the Board with respect to the form and amounts of director compensation;

•	overseeing and making recommendations to the Board with respect to the form and amounts of director compensation;

•	overseeing and monitoring compliance by directors and executive officers with our stock ownership requirements;

•	overseeing risks associated with our compensation policies and practices; and

•	overseeing our engagement with shareholders and proxy advisory firms regarding executive compensation matters;

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Nominating and Governance Committee. The initial members will be             ,              and             , each of whom (other than            ) is independent, as defined by the rules of the NYSE. The Nominating and Governance Committee is responsible for:

•	reviewing and making recommendations to the Board regarding the size, classification and composition of the Board;

•	assisting the Board in identifying individuals qualified to become Board members;

•	assisting the Board in identifying characteristics, skills, and experiences for the Board with the objective of having a Board with diverse backgrounds, experiences, skills, and perspectives;

•	proposing to the Board the director nominees for election by our shareholders at each annual meeting;

•	assisting the Board in determining the independence and qualifications of the Board and Committee members and making recommendations to the Board regarding committee membership;

•	developing and making recommendations to the Board regarding a set of corporate governance guidelines and reviewing such guidelines on an annual basis;

•	overseeing compliance with the corporate governance guidelines;

•	overseeing director education and director orientation process and programs;

•	overseeing our corporate social responsibility reporting;

•	assisting the Board and the Committees in engaging in annual self-assessment of their performance;

•	oversee the orientation process for newly elected members of the Board and continuing director education; and

•	administering our Related Person Transactions Policy.

The Board is expected to adopt a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. These charters will be posted on our website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2018, we were not a separate or independent company and did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation for that fiscal year of those who will serve as our executive officers were made by Fortive, as described in the section of this prospectus captioned “Executive and Director Compensation.”

Corporate Governance

Stockholder Recommendations for Director Nominees

Our amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board. We expect that the Board will adopt a policy concerning the evaluation of stockholder recommendations of Board candidates by the Nominating and Governance Committee.

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Corporate Governance Guidelines

The Board is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding our governance practices. These practices will be regularly reevaluated by the Nominating and Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders. These guidelines will cover a number of areas, including the role of the Board of Directors, Board composition, director independence, director selection, qualification and election, director compensation, executive sessions, key Board responsibilities, CEO evaluation, succession planning, risk management, Board leadership and operations, conflicts of interest, annual Board assessments, Board committees, director orientation and continuing education, Board agenda, materials, information and presentations, director access to management and independent advisers, and Board communication with stockholders and others. A copy of our corporate governance guidelines will be posted on our website.

Board’s Role in Risk Oversight

Our management will have day-to-day responsibility for assessing and managing our risk exposure and the Board and its committees will oversee those efforts, with particular emphasis on the most significant risks facing us. Each committee will report to the full Board on a regular basis, including as appropriate with respect to the committee’s risk oversight activities.

BOARD/COMMITTEE	PRIMARY AREAS OF RISK OVERSIGHT
Full Board	Risks associated with our strategic plan, acquisition and capital allocation program, capital structure, liquidity, organizational structure and other significant risks, and overall risk assessment and risk management policies.

Audit Committee	Risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks, cybersecurity risk management and risk controls.

Compensation Committee	Risks associated with compensation policies and practices.

Nominating and Governance Committee	Risks related to corporate governance and board management.

Policies on Business Ethics

In connection with the separation, we will adopt a Code of Conduct that requires all its business activities to be conducted in compliance with applicable laws and regulations and ethical principles and values. All of our directors, officers and employees will be required to read, understand and abide by the requirements of the Code of Conduct.

These documents will be accessible on our website. Any waiver of the Code of Conduct for directors or executive officers may be made only by the Board or a committee of the Board. We will disclose any amendment to, or waiver from, a provision of the Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from the Code of Conduct for the other executive officers and for directors on the website. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this prospectus.

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EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

For purposes of this prospectus, our executive officers whose compensation is discussed in this Compensation Discussion and Analysis and whom we refer to as our named executive officers, or “NEOs,” are:

•	Mark D. Morelli, President and Chief Executive Officer

•	David H. Naemura, Chief Financial Officer

•	Michael D. Beverly, Senior Vice President and General Counsel

•	Andrew Nash, Senior Vice President, Human Resources

Mr. Naemura will assume his role with us in the first quarter of 2020. Mr. Morelli commenced employment with us on January 13, 2020. Mr. Beverly has been an employee of Fortive (or its predecessors) since 2010 and assumed his role with us on October 1, 2019. Mr. Nash has been an employee of Fortive (or its predecessors) since 2009 and assumed his role with us on January 2, 2020.

Immediately prior to this offering, we will be a wholly-owned subsidiary of Fortive. As a result, this Compensation Discussion and Analysis discusses Fortive’s 2019 compensation programs, subject to the letter agreements with our NEOs. Following the completion of this offering, our Board of Directors will form its own Compensation Committee and it may choose to implement different compensation programs for our executive officers, subject to their letter agreements.

Compensation Philosophy

Fortive’s compensation philosophy is aligned with building long-term shareholder value, with its executive compensation program designed to:

ATTRACT, RECRUIT & RETAIN	Recruit, retain and motivate talented, high-quality leaders with a passion for creativity, innovation, continuous improvement and customer experience

BE COMPETITIVE	Deliver a total pay opportunity that is competitive in the market

ALIGN WITH BUSINESS STRATEGY	Focus its incentive compensation programs on performance that leads to sustained shareholder value creation, consistent with its business strategy

PAY FOR PERFORMANCE	With a culture of high expectations, set, achieve and reward both short-term and long-term performance

ALIGN WITH SHAREHOLDERS	Place a strong emphasis on long-term, equity-based compensation to align interests of its executive officers with those of its shareholders

Elements of Executive Compensation

Consistent with its executive compensation philosophy, Fortive adopted a program in 2019 that emphasizes equity-based compensation with long-term vesting requirements and is dependent on long-term company performance.

Fortive believes that, while fixed compensation is important to provide a stable source of income, executive compensation should primarily be variable and at-risk, with a bias toward long-term incentive

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compensation in the form of equity awards. The following table sets forth the four elements of Fortive’s compensation program:

Element	Form of Compensation	Primary Objectives	Compensation Philosophy
Base Salary	Cash	• Help attract and retain executive talent. • Provide stable source of income. • Recognize day-to-day role and scope of responsibility.	• Attract, Recruit & Retain • Competitive

Annual Incentive Compensation	Cash	• Align compensation with business strategy. • Reward annual performance on key operational and financial measures. • Motivate and reward high individual performance.	• Attract, Recruit & Retain • Competitive • Alignment with Business Strategy • Pay for Performance

Long-Term Incentive Compensation	• Stock Options • RSUs

•  Drive sustainable performance that delivers long-term value to shareholders.

•  Help retain executive talent through an extended vesting schedules.

•  Align the interest of the executive with those of the shareholders.

• Attract, Recruit & Retain • Competitive • Alignment with Business Strategy • Alignment with Shareholders

Other Compensation	Employee Benefit Plans; Perquisites; Severance Benefits	• Provide competitive compensation at an actual cost to Fortive lower than the perceived value to the executives.	• Attract, Recruit & Retain • Competitive

Peer Group Compensation Analysis

We have identified, with assistance from Pearl Meyer, an independent compensation consultant engaged by the Compensation Committee of the Board of Directors of Fortive, a peer group to help inform our future decision-making with respect to our executive compensation program and ensure that such program supports our recruitment and retention needs and is fair and efficient.

The companies that we have identified for inclusion in our peer group were determined based on the following criteria:

•	the similarity of their industry classification to our classification;

•	the strength of their financial performance over multiple years, including growth in sales, income, and total shareholder return (“TSR”);

•	the extent to which we expect they will compete with us for executive talent; and

•	general comparability of key measures, including sales and market capitalization.

The peer group that we have identified is comprised of the following companies:

[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]

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We do not expect to rely solely on data from the peer group in establishing the compensation for our executive officers. Furthermore, we expect that we will not target a specific competitive position versus the market in determining the compensation of our executive officers. While we consider the data from the peer group helpful in assessing our competitive position, we also expect to refer to other resources, including broad-based compensation surveys and public compensation data for other potential competitors for executive talent. We expect to consider peer group and competitor pay, alongside our pay for performance and long-term value creation objectives, in determining the compensation for our executive officers that best aligns compensation and stockholder interests.

Executive Officer Letter Agreements

Letter Agreement with Mr. Morelli

GTHM Employment Services, LLC (“GTHM”), a subsidiary of Fortive that will become part of the Company in connection with the completion of this offering, entered into a letter agreement with Mr. Morelli on November 29, 2019 providing that upon the completion of this offering, Mr. Morelli will serve as our President and Chief Executive Officer. Prior thereto, Mr. Morelli provides services to us in furtherance of the completion of this offering and reports to the President and Chief Executive Officer of Fortive. Pursuant to the letter agreement, Mr. Morelli’s employment will be on an at-will basis and he will be entitled to an annual base salary of $1,000,000 and an annual incentive target bonus of 150% of his annual base salary. In addition, Mr. Morelli will receive a signing cash bonus equal to $3,000,000 on the first normal payroll date following his start date.

Pursuant to the letter agreement, a recommendation will be made to the Compensation Committee of Fortive at its February 2020 meeting to grant Mr. Morelli the following Fortive equity awards: (i) a one-time sign-on equity award with a target grant date fair value of $6,000,000, which award will be split with one-third delivered in stock options and two-thirds delivered in restricted stock units and will vest ratably over the first three anniversaries of the date of grant, (ii) a special one-time founders’ equity award with a target grant date fair value of $2,000,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant, and (iii) beginning in 2020, an annual equity award with a target grant date fair value of $4,000,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Morelli’s continued employment on each vesting date.

If the distribution is pursued, such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion.

Mr. Morelli will also be eligible to participate in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and will receive an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Upon completion of this offering, we will adopt our own deferred compensation program in which Mr. Morelli will be eligible to participate, as more fully described below.

In addition, Mr. Morelli will be eligible to participate in Vontier’s Severance and Change-in-Control Plan for Officers, and prior to this offering, will be entitled to the same level of benefits provided to the President and CEO of Fortive under Fortive’s Severance and Change-in-Control Plan for Officers, in each case as more fully described below.

Letter Agreement with Mr. Naemura

GTHM entered into a letter agreement with Mr. Naemura on December 5, 2019 providing that upon the completion of this offering, Mr. Naemura will serve as our Chief Financial Officer. Pursuant to

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the letter agreement, Mr. Naemura’s employment will be on an at-will basis and he will be entitled to an annual base salary of $630,000 and an annual incentive target bonus of 125% of his annual base salary. In addition, Mr. Naemura will receive a signing cash bonus equal to $1,100,000 on the first normal payroll date following the start date.

Pursuant to the letter agreement, a recommendation will be made to the Compensation Committee of Fortive at its February 2020 meeting to grant Mr. Naemura the following Fortive equity awards: (i) a one-time sign-on equity award with a target grant date fair value of $5,000,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first three anniversaries of the date of grant, (ii) a special one-time founders’ equity award with a target grant date fair value of $1,000,000, provided that Mr. Naemura’s employment starts no later than February 3, 2020, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant, and (iii) beginning in 2020, an annual equity award with a target grant date fair value of $1,750,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Naemura’s continued employment on each vesting date.

As mentioned above, if the distribution is pursued, such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion.

Mr. Naemura will also be eligible to participate in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and will receive an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Upon completion of this offering, we will adopt our own deferred compensation program in which Mr. Naemura will be eligible to participate, as more fully described below.

Letter Agreement with Mr. Beverly

GTHM entered into a letter agreement with Mr. Beverly on September 16, 2019 providing that effective as of October 1, 2019, Mr. Beverly will serve as our Senior Vice President and General Counsel. Pursuant to the letter agreement, Mr. Beverly’s employment is on an at-will basis and he will be entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of his annual base salary.

Pursuant to the letter agreement, a recommendation will be made to the Compensation Committee of Fortive at its February 2020 meeting to grant Mr. Beverly the following Fortive equity awards: (i) a one-time sign-on equity award with a target grant date fair value of $400,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant and (ii) beginning in 2020, an annual equity award with a target grant date fair value of $600,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Beverly’s continued employment on each vesting date.

As mentioned above, if the distribution is pursued, such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion.

Mr. Beverly will also be eligible to participate in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and will

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

receive an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Upon completion of this offering, we will adopt our own deferred compensation program in which Mr. Beverly will be eligible to participate, as more fully described below.

Letter Agreement with Mr. Nash

GTHM entered into a letter agreement with Mr. Nash on December 13, 2019 providing that effective as of January 2, 2020, Mr. Nash will serve as our Senior Vice President, Human Resources. Pursuant to the letter agreement, Mr. Nash’s employment is on an at-will basis and he will be entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of his annual base salary.

Pursuant to the letter agreement, a recommendation will be made to the Compensation Committee of Fortive at its February 2020 meeting to grant Mr. Nash the following Fortive equity awards: (i) a one-time sign-on equity award with a target grant date fair value of $400,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant and (ii) beginning in 2020, an annual equity award with a target grant date fair value of $450,000, which award will be split evenly between stock options and restricted stock units and will vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Nash’s continued employment on each vesting date.

As mentioned above, if the distribution is pursued, such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion.

Mr. Nash will also be eligible to participate in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and [will receive an annual cash stipend of $10,000 for financial services and counseling] and relocation benefits under Fortive’s relocation policy. Upon completion of this offering, Vontier will adopt its own deferred compensation program in which Mr. Nash will be eligible to participate, as more fully described below.

Annual Incentive Awards

In order to align our executive compensation program with our business strategy, reward annual performance by our executive officers based on the achievement of key operational and financial measures, and motivate and reward high individual performance, we expect to adopt the Vontier Corporation 2020 Executive Incentive Compensation Plan, pursuant to which we will provide annual cash bonuses to participants based on the achievement of annual performance measures relating to our business and the participant’s personal performance. We have not yet identified the specific performance measures that will apply under the 2020 Executive Incentive Compensation Plan following the completion of this offering.

Other Compensation

Severance Benefits

Severance and Change-in-Control Plan for Officers

Prior to this offering, Mr. Morelli will be entitled to receive the same level of benefits provided to Fortive’s President and CEO under Fortive’s Severance and Change-in-Control Plan for Officers, which we refer to as the Fortive Severance Plan. The Fortive Severance Plan provides for severance benefits upon (i) a termination without cause (as defined in the Fortive Severance Plan) not preceded by a change-in-control of Fortive and (ii) a termination without cause, or good reason resignation (as

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Pursuant to 17 C.F.R. Section 200.83

defined in the Fortive Severance Plan), within 24 months following a qualified change-in-control of Fortive. The level of benefits provided under the Fortive Severance Plan depends on the participant’s job title, as more fully described below.

“Double-Trigger” Change-in-Control Severance. Because Fortive intends for the change-in-control severance benefit to ensure that eligible participants pursue transactions in the best interest of Fortive’s stockholders, the definition of “change-in-control” under the Fortive Severance Plan includes only:

•

a merger, consolidation or reorganization in which Fortive is not the surviving entity and in which the voting securities of Fortive prior to such transaction would represent 50% or less of the voting securities of the surviving entity;

•	a sale of all or substantially all of the assets of Fortive; or

•	any transaction approved by the Board of Directors of Fortive that results in any person or entity that is not an affiliate of Fortive owning 100% of Fortive’s outstanding voting securities.

If, within 24 months following a qualified change-in-control of Fortive, an eligible participant is terminated without cause, or resigns for good reason, then the following severance payment would be due:

COMPENSATION	PRESIDENT AND CEO	OTHER NEOS
Cash Severance Payment	2 times base salary and target annual incentive award	1 times base salary and target annual incentive award

Prorated Cash Annual Incentive Award	Target annual incentive award prorated for the period from the beginning of the year to the date of termination	Same as President and CEO

Equity Awards	Immediate acceleration of all unvested outstanding equity awards	Same as President and CEO

Health Benefits	24 months	12 months

280G Excise Tax	No tax gross up	No tax gross up

Termination without Cause Severance. Recognizing the increased risk of forfeiture for the equity awards held by eligible participants which vest over an extended period of time, and to ensure that eligible participants remain focused on Fortive’s business during periods of uncertainty, Fortive

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

provides the following severance benefits under the Fortive Severance Plan upon a termination without cause (outside the context of a change-in-control):

COMPENSATION	PRESIDENT AND CEO	OTHER NEOS
Cash Severance Payment	2 times base salary	1 times base salary

Prorated Cash Annual Incentive Award	Payment based on actual performance against performance targets and prorated for the period from the beginning of the year to the date of termination.	Same as President and CEO

Prorated Equity Awards	• Based on actual performance against performance targets (if any); • Subject to original time-vesting; and • Prorated for the period from the date of grant to the date of termination.	Same as President and CEO

Health Benefits	24 months	12 months

In order to ensure that our executive officers remain focused on our business during any periods of uncertainty and are motivated to pursue transactions in the best interest of our stockholders, we expect to adopt a Severance and Change-in-Control Plan for Officers which may provide benefits to eligible participants that are similar to the benefits provided under the Fortive Severance Plan. Following the completion of this offering, we expect that all of our executive officers, including Mr. Morelli, will be eligible to participate in such plan following the completion of this offering. Mr. Morelli will no longer participate in the Fortive Severance Plan following the completion of this offering.

Senior Leaders Severance Pay Plan

Prior to this offering, our executive officers other than Mr. Morelli participate (or, in Mr. Naemura’s case, will be eligible to participate upon assuming his role with us) in Fortive’s Senior Leaders Severance Pay Plan, which we refer to as the Fortive Severance Pay Plan. Under the Fortive Severance Pay Plan, if an eligible participant is terminated due to (i) a reduction in the employer’s workforce or a plant closing, (ii) the elimination of his or her job or position, (iii) a termination of employment in connection with a sale or divestiture of the employer or any division, business unit, plan or office location of the employer or (iv) a determination in the employer’s sole judgment that he or she is unsuited for his or her position, and/or his or her performance, though well-intentioned, does not meet the employer’s standards, all of which we refer to collectively as a “termination without cause,” then, subject to his or her execution of Fortive’s standard form of release, he or she is entitled to severance equal to a minimum of three months of annual base salary plus an additional month for each year of service (provided that the three months plus all additional months may not exceed twelve months in the aggregate), which severance amount shall be paid out over the applicable severance period. In addition, the eligible participant will have the opportunity to continue coverage under specified welfare benefit plans of Fortive for the duration of the severance period at the same cost as an active employee in a position similar to that held by the eligible participant at the time of termination.

In order to ensure that our senior management members remain focused on our business during any periods of uncertainty, we expect to adopt a Senior Leaders Severance Pay Plan which may

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

provide benefits to eligible participants that are similar to the benefits provided under the Fortive Severance Pay Plan.

Other Benefits

Our NEOs will be eligible to participate in broad-based employee benefit plans which will be generally available to all of our U.S. salaried employees and will not discriminate in favor of our NEOs. In addition, each of our NEOs will be eligible to participate in the Vontier Corporation Executive Deferred Incentive Plan, or Vontier EDIP, from and after the separation date. The Vontier EDIP, which we expect to adopt prior to the completion of this offering, is a non-qualified, unfunded deferred compensation program that will be available to selected members of our management. We will use the EDIP to tax-effectively contribute amounts to our executives’ retirement accounts and give our executives an opportunity to defer taxes on cash compensation and realize tax-deferred, market-based notional investment growth on their deferrals. We will set the amount we contribute annually to the executives’ accounts in the Vontier EDIP at a level that we believe is competitive with comparable plans offered by the companies in our peer group. Participants in the EDIP will not fully vest in such amounts until they have participated in the program for 15 years or have reached age 55 with at least five years of service (including, for executives who were employed by Fortive prior to the offering, years of service with Fortive prior to the offering).

Prior to the separation, our NEOs are or will be eligible to participate in the Fortive Executive Deferred Incentive Plan, or Fortive EDIP, which provides elective deferral, matching contribution and investment opportunities that are substantially similar to those provide under the Vontier EDIP as described above.

Compensation Tables

Mr. Beverly was appointed as our Senior Vice President and General Counsel on October 1, 2019. Accordingly, the following tables include compensation information for Mr. Beverly with respect to 2019, including the portion of 2019 prior to his appointment. As described above, Mr. Naemura will assume his role with us in the first quarter of 2020. Mr. Morelli commenced employment with us on January 13, 2020. Mr. Nash assumed his role with us on January 2, 2020.

Summary Compensation Table for Fiscal 2019

The Summary Compensation Table for Fiscal 2019 and accompanying footnotes show all compensation paid to or earned by Mr. Beverly with respect to 2019. All such compensation was earned under Fortive’s compensation programs and plans, subject to his letter agreement with us. Following the separation, our NEOs will receive compensation and benefits under our compensation programs and plans, subject to their letter agreements with us.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)(1)	BONUS ($)(2)	STOCK AWARDS ($)(3)	OPTION AWARDS ($)(3)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(1)(4)	DEFERRED COMPENSATION EARNINGS ($)(5)	ALL OTHER COMPENSATION ($)(6)	TOTAL ($)
Michael D. Beverly, Senior Vice President and General Counsel	2019	372,848	20,000	105,672	72,716	—	—	45,837	617,073

(1)

Includes base salary and non-equity incentive plan compensation amounts deferred into the Fortive EDIP with respect to 2019. See the “Nonqualified Deferred Compensation for Fiscal 2019” table below for more information regarding amounts that Mr. Beverly elected to defer with respect to 2019.

(2)	Represents a one-time discretionary bonus of $20,000 paid to Mr. Beverly in 2019 in connection with his contributions to certain acquisitions.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

(3)

The amounts reflected in these columns represent the aggregate grant date fair value of all equity awards that we granted to Mr. Beverly during 2019, computed in accordance with FASB Accounting Standards Codification Topic 718 (“ASC 718”). The amount in the “Stock Awards” column equals the aggregate grant date fair value of the restricted stock units (“RSUs”) granted to Mr. Beverly during 2019. We calculated the grant date fair value under ASC 718 based on the base number of shares of Fortive common stock underlying the RSUs times the closing price of a share of Fortive common stock on the date of grant. With respect to the stock options, we calculated the grant date fair value under ASC 718 using the Black-Scholes option pricing model, based on the following assumptions (and assuming no forfeitures): (i) a grant date of February 25, 2019, (ii) a risk-free interest rate of 2.50%, (iii) a Fortive stock price volatility rate of 19.42%, (iv) a Fortive dividend yield of 0.34% and (v) an option life of 5.5 years.

(4)

The non-equity incentive plan compensation amount payable to Mr. Beverly for 2019 is not calculable as of the date of this prospectus. We expect that such amount will become calculable prior to the next amendment to this prospectus. Accordingly, we will include the non-equity incentive plan compensation payable to Mr. Beverly for 2019 in the next amendment to this prospectus.

(5)	Fortive does not have a defined benefit pension plan and does not pay above market earnings on account balances under the Fortive EDIP or pursuant to any other deferred compensation arrangement.
(6)	Represents (i) employer contributions by Fortive to the Fortive 401(K) plan equal to $19,732 and (ii) employer contributions by Fortive to the Fortive EDIP equal to $26,105.

Grants of Plan-Based Awards for Fiscal 2019

The following table sets forth certain information regarding grants of plan-based awards in the form of stock options and RSUs to Mr. Beverly for 2019 under Fortive’s compensation programs and plans.

NAME	GRANT DATE	AWARD TYPE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/Share)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
Michael D. Beverly	—	Annual cash incentive compensation	103,176	206,351	412,702	—	—	—	—
	2/25/2019	Stock Option(2)	—	—	—	—	3,920	81.60	72,716
	2/25/2019	RSU(3)	—	—	—	1,295	—	—	105,672

(1)

These columns relate to Mr. Beverly’s 2019 cash award opportunity under Fortive’s non-equity incentive compensation plan. The amount that Mr. Beverly earned under Fortive’s non-equity incentive compensation plan based on actual performance for 2019 is not calculable as of the date of this prospectus but will appear in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for Fiscal 2019 in the next amendment to this prospectus.

(2)

Under the terms of the stock option award, 20% of the stock options will vest and become exercisable on each of the first five anniversaries of the grant date, subject to Mr. Beverly’s continued employment on each vesting date.

(3)	Under the terms of the RSU award, 20% of the RSUs will vest on each of the first five anniversaries of the grant date, subject to Mr. Beverly’s continued employment on each vesting date.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table summarizes the number of securities underlying outstanding equity awards in the form of stock options and time-based RSUs held by Mr. Beverly as of December 31, 2019.

		Option Awards					Stock Awards
NAME	OPTION GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITES OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(1)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Michael D. Beverly	2/25/19	—	3,920	(2)	81.60	2/25/29	—		—	—	—
	2/22/18	—	3,256	(2)	76.68	2/22/28	—		—	—	—
	2/23/17	—	3,216	(2)	57.26	2/23/27	—		—	—	—
	2/24/16	—	1,961	(2)	42.55	2/24/26	—		—	—	—
	2/24/15	—	731	(2)	42.47	2/24/25	—		—	—	—
	—	—	—		—	—	4,323	(3)	330,234	—	—

(1)

We calculated market value of the unvested RSUs based on the closing price of Fortive’s common stock on December 31, 2019, the last trading day of the year, as reported on the NYSE ($76.39 per share), times the number of unvested RSUs.

(2)

Under the terms of the stock option award, 20% of the options granted will vest and become exercisable on each of the first five anniversaries of the grant date subject to Mr. Beverly’s continued employment on each vesting date.

(3)

Includes 242 RSUs granted on 2/24/2015; 648 RSUs granted on 2/24/2016; 1,062 RSUs granted on 2/23/2017; 1,076 RSUs granted on 2/28/2018; and 1,295 RSUs granted on 2/25/2019. Under the terms of each of the RSU awards, 20% of the RSUs will vest on each of the first five anniversaries of the grant date subject to Mr. Beverly’s continued employment on each vesting date.

Option Exercises and Stock Vested During Fiscal 2019

The following table summarizes stock option exercises and the vesting of RSUs with respect to Mr. Beverly in 2019.

NAME	OPTION AWARDS		STOCK AWARDS
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)(1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)(2)
Michael D. Beverly	4,213	123,519	1,436	116,847

(1)

We calculated the amounts shown in this column by multiplying the number of Fortive shares acquired times the difference between the exercise price and the market price of the underlying Fortive shares as reported on the NYSE at the time of exercise.

(2)

We calculated the amounts shown in this column by multiplying the number of Fortive shares acquired times the closing price of Fortive’s shares as reported on the NYSE on the vesting date (or on the last trading day prior to the vesting date if the vesting date was not a trading day).

Pension Benefits for Fiscal 2019

None of our NEOs, including Mr. Beverly, participated in a defined benefit pension plan during 2019.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Nonqualified Deferred Compensation for Fiscal 2019

The table below sets forth, for Mr. Beverly, information regarding participation in the Fortive EDIP with respect to 2019. There were no withdrawals by or distributions to Mr. Beverly from the Fortive EDIP in 2019.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($) (1)	REGISTRANT CONTRIBUTIONS IN LAST FY ($) (2)	AGGREGATE EARNINGS IN LAST FY ($) (3)	AGGREGATE BALANCE AT LAST FYE ($)
Michael D. Beverly	91,168	26,105	(1,295)	115,978

(1)

This column reflects the amount of base salary that Mr. Beverly deferred in 2019 under the Fortive EDIP. All such deferred base salary amounts are included as 2019 compensation under the “Salary” column in the Summary Compensation Table for Fiscal 2019. Mr. Beverly also elected to defer 50% of his non-equity incentive plan compensation earned with respect to 2019 into the Fortive EDIP; however, the non-equity incentive plan compensation amount payable to Mr. Beverly for 2019 and therefore, the percentage amount deferred into the Fortive EDIP with respect to 2019, is not calculable as of the date of this prospectus. We expect that such amount will become calculable prior to the next amendment to this prospectus. Accordingly, in the next amendment to this prospectus: (i) this footnote will be updated to include the non-equity incentive plan compensation amount that Mr. Beverly deferred with respect to 2019 under the Fortive EDIP and (ii) all non-equity incentive plan compensation (including any deferred amounts) will be included as 2019 compensation under the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table for Fiscal 2019.

(2)	We included the amounts set forth in this column as 2019 compensation under the “All Other Compensation” column in the Summary Compensation Table for Fiscal 2019.
(3)

The amounts set forth in this column represent earnings that are neither above market nor preferential, and accordingly, we do not include these amounts as 2019 compensation in the Summary Compensation Table for Fiscal 2019.

Potential Payments Upon Termination as of 2019 Fiscal Year-End

The following table describes the payments and benefits that Mr. Beverly would be entitled to receive upon a qualifying termination of employment. The amounts set forth below assume that the triggering event occurred on December 31, 2019. Where benefits are based on the market value of Fortive’s common stock, we have used the closing price of Fortive’s common stock as reported on the NYSE on December 31, 2019, the last trading day of the year ($76.39 per share). In addition to the amounts set forth below, upon any termination of employment, Mr. Beverly would also be entitled to (1) receive all payments generally provided to salaried employees on a non-discriminatory basis on termination, such as accrued salary, life insurance proceeds (solely for any termination caused by death), unused vacation and 401(k) plan distributions, (2) receive accrued, vested balances under the applicable EDIP (except that under the applicable EDIP, if an employee’s employment terminates as a result of gross misconduct, the applicable EDIP administrator may determine that the employee’s vesting percentage with respect to all employer contributions is zero), and (3) exercise vested stock options (except that, under the terms of Fortive’s 2016 Stock Incentive Plan, all outstanding equity awards are terminated upon, and no employee can exercise any outstanding equity award after, termination for gross misconduct). Retirement is defined generally as either a voluntary resignation after age 65 or an approved early retirement.

		TERMINATION EVENT
NAME	BENEFITS	TERMINATION WITHOUT CAUSE (1)	RETIREMENT	DEATH
Michael D. Beverly	Value of unvested stock options that would be accelerated (2)	—	—	152,678
	Value of unvested RSUs that would be accelerated (2)	—	92,279	159,426
	Benefits coverage	21,736	—	—
	Severance Payment	450,000	—	—
	Value of unvested EDIP that would be accelerated (3)	—	—	23,980
	Total:	471,736	92,279	336,084

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

(1)

Please see “Other Compensation – Severance Benefits – Senior Leaders Severance Pay Plan” for a description of the severance benefits Mr. Beverly would be entitled to receive under the Fortive Severance Pay Plan if his employment is terminated without cause. The amounts set forth in the table assume that Mr. Beverly would have executed the standard release in connection with any termination without cause.

(2)

The terms of Fortive’s 2016 Stock Incentive Plan provide for (a) continued pro-rata vesting of certain of the participant’s RSUs and stock options upon retirement under certain circumstances, and (b) accelerated vesting of a participant’s stock options and certain of a participant’s RSUs if the participant dies during employment.

(3)

Under the terms of the applicable EDIP, any unvested portion of the employer contributions that have been credited to the participant’s EDIP account would immediately vest upon the participant’s death.

Vontier Corporation 2020 Stock Incentive Plan

General

The following is a description of the material features of the proposed Vontier Corporation 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan” or “Plan”). This description is qualified in its entirety by reference to the full text of the proposed Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We expect to adopt the Plan prior to the completion of this offering.

Eligibility

All employees, consultants, and non-employee directors of Vontier and its subsidiaries are eligible to receive awards under the Plan, if selected by the plan administrator. As of the completion of this offering, we expect to have approximately                          employees and                          directors.

Administration

The Plan will be administered by our Compensation Committee (the “Administrator”), unless otherwise determined by our Board. The Administrator is responsible for the general operation and administration of the Plan and for carrying out its provisions and has full discretion in interpreting and administering the provisions of the Plan. The Administrator may delegate its administrative authority to employees of the Company, to the extent permitted by law and in accordance with the terms of the Plan.

The Administrator determines, in its sole discretion, who will receive awards under the plan, the award type, and the terms of any award (subject to any limitations in the Plan), including any vesting schedule. The Administrator also has the discretion to accelerate the vesting of any award.

Types of Awards

The following awards may be granted under the Plan: stock options, stock appreciation rights (otherwise known as “SARs”), restricted stock, restricted stock units (otherwise known as “RSUs”) and other stock-based awards (including PSUs) and conversion awards, as such terms are defined in the Plan, as well as cash-based awards (collectively, all such awards are referred to as “awards”). We will not receive any consideration for the granting of these awards other than, where required, par value. The Administrator may subject any award type to the achievement of performance goals. All awards granted under the Plan must have a minimum one-year vesting period, except that up to 5% of the shares authorized for grant under the Plan may be issued with less than a one-year vesting period and the Administrator may waive minimum vesting restrictions in the event of death, Disability, Retirement, a Substantial Corporate Change (each term as defined in the Plan) or as otherwise determined by the Administrator.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Stock Subject to Plan

Subject to the adjustment provisions included in the Plan, a total of                          shares of our common stock may be issued pursuant to awards granted under the Plan, of which                          shares may be issued pursuant to awards granted prior to the distribution. If any award issued under the Plan expires, is canceled, or terminates for any reason, then the shares subject to that award will again become available for issuance under the Plan. However, the following shares will not again become available for issuance under the Plan: shares that are (i) used to the pay the exercise price of stock options or SARs, (ii) used to satisfy any tax withholding obligations, or (iii) repurchased in the open market with the proceeds from a stock option exercise.

Limit on Director Awards

The grant date fair value of awards and cash fees under the Plan to any non-employee director may not exceed $750,000 in any one calendar year, which may be increased by the Administrator up to $1,000,000 in extraordinary circumstances, such as where a director serves as the non-executive chairperson of the Board or as a member of a special litigation or transactions committee of the Board, provided that such director may not participate in the decision to award such compensation involving such director.

Stock Options and Stock Appreciation Rights

The Plan authorizes the grant of non-qualified stock options, which are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code (which we refer to throughout this summary as the “Code”), as well as SARs. A stock option entitles the participant to purchase a specified number of shares of our common stock at a specified exercise price. An SAR entitles a participant to receive a payment equal to the excess of the fair market value of a share of our common stock on the date of exercise and the exercise price. This payment may be made in cash or stock, or a combination of cash and stock. The Administrator has the authority to grant options and SARs with any terms and conditions it chooses to any individual eligible to receive awards under the plan, subject to the following requirements:

•

The exercise price of stock options and SARs granted under the Plan may not be less than the fair market value of a share of our common stock on the date of grant (except in the event of a conversion, replacement or substitution in connection with an acquisition or merger or in the event of an adjustment to our capital stock). The “fair market value” means the closing price per share of common stock on the NYSE on the date the award is granted, or if no such closing price is available on such day, the closing price for the immediately preceding trading day.

•

Except for adjustments related to changes in the capital structure or a substantial corporate change of Vontier, the Administrator may not, absent the approval of the stockholders, reduce the exercise price of any outstanding options or SARs, cancel and re-grant any outstanding option or SAR with a lower exercise price or cancel underwater options for cash.

•

No stock option or SAR will be exercisable more than ten years after the date it is granted. If, on the last day that an outstanding option may be exercised before it expires, the fair market value of a share exceeds the per-share exercise price of the option by at least $0.01, then such option will automatically be exercised on behalf of the participant on such date.

Restricted Stock Grants, Restricted Stock Units and Other Stock-Based Awards

The Administrator may grant awards of restricted stock, RSUs, or other stock-based awards to any individual eligible to participate in the Plan.

•	Restricted Stock. A restricted stock grant is a direct grant of our common stock, subject to restrictions and vesting conditions, including time-based vesting conditions and/or the

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

attainment of performance-based vesting conditions. A participant who is awarded a restricted stock grant under the Plan will have the same voting, dividend and other rights as our other stockholders from the date of grant, except that any dividends paid on the restricted stock will be accumulated and delivered to the participant if and only to the same extent that the restricted stock vests.

•

RSUs. An RSU award entitles the participant to receive shares of our common stock upon satisfaction of any applicable vesting conditions, including time-based vesting conditions and/or the attainment of performance-based vesting conditions. A participant who is awarded RSUs under the Plan does not have any ownership rights with respect to the underlying shares of common stock, and thus may not vote the shares or receive dividends. However, the Administrator may, in its discretion, grant to a participant dividend equivalent rights in connection with an RSU award, which entitle the participant to receive a payment equal to the cash dividends paid on the underlying shares of common stock after grant and prior to vesting, which are paid to the participant only when the RSUs vest.

•

Conversion Awards. The Plan authorizes the grant of awards in connection with the replacement of certain equity-based awards granted by Fortive prior to the completion of this offering. Notwithstanding any provision of the Plan to the contrary, in accordance with a formula for the replacement of the Fortive awards as determined by us in a manner consistent with our separation from Fortive, the Administrator will determine number of shares of common stock subject to a conversion award and the exercise price of any conversion award that is an option.

•

Other Stock Based Awards. Other awards that are valued in whole or in part by reference to, or otherwise based on or related to, our common stock may also be granted to employees, directors and consultants according to the terms and conditions determined by the Administrator in its sole discretion.

Adjustments

Upon any change in our capitalization such as a stock dividend or stock split, the Administrator will make as it deems appropriate a proportionate adjustment to the number and type of shares underlying outstanding awards as well as the number of shares reserved for issuance under the Plan (including the limits regarding the number of shares available for awards granted in any form other than options or SARs) and the number and type of shares specified as the annual per-participant limitation.

Termination of Employment

Under the terms of the Plan, the Administrator determines the treatment of a participant’s equity awards upon a termination of the participant’s employment.

Unless the Administrator determines otherwise, upon termination of employment for any reason other than death, Early Retirement (as defined in the Plan) or (with respect to stock options and SARs) Normal Retirement (as defined in the Plan), all unvested portions of any outstanding awards will be immediately forfeited without consideration. The vested portion of any outstanding RSUs or other stock-based awards will be settled upon termination and, except as otherwise described below in the case of certain terminations of employment, a participant shall have a period of 90 days, commencing with the first date the participant is no longer actively employed, to exercise the vested portion of any outstanding stock options or SARs, provided that in no event may a stock option or SAR be exercised after the expiration of the term of the award.

Upon termination of employment by reason of a participant’s Normal Retirement, unless otherwise provided by the Administrator (i) any stock options or SARs held by the participant as of the Normal Retirement date will remain outstanding, continue to vest and may be exercised until the fifth

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

anniversary of the Normal Retirement (or if earlier, the termination date of the award), and (ii) all unvested portions of any other outstanding awards (including without limitation RSUs and restricted stock grants) will be immediately forfeited without consideration.

Upon termination of employment by reason of a participant’s Early Retirement, unless otherwise provided by the Administrator (i) the time-based vesting of any portion of any RSU or restricted stock grant scheduled to vest during the 5 year period immediately following such Early Retirement shall be accelerated (provided that if any performance-based vesting conditions remain unsatisfied as of the Early Retirement date (and the relevant performance period has not expired), the award will remain outstanding for up to 5 years after such date to determine whether such conditions or objectives become satisfied and the award shall become fully vested once it has been determined that such conditions have been satisfied within the applicable period), and any portion of such award subject to time-based vesting conditions not scheduled to vest until after the fifth anniversary of such Early Retirement shall be forfeited, and (ii) any stock options or SARs held by the participant as of the Early Retirement date will remain outstanding, continue to vest and may be exercised until the fifth anniversary of the Early Retirement.

Upon termination of employment by reason of a participant’s death: (i) all unexpired stock options and SARs will become fully exercisable and may be exercised for a period of 12 months thereafter, (ii) a portion of the outstanding RSUs and restricted stock grants will become vested as follows: with respect to each portion of an award of RSUs or a restricted stock grant that is scheduled to vest on a particular vesting date, upon the participant’s death, a pro rata amount of the RSUs or the restricted stock grant will vest based on the number of complete 12 month periods between the grant date and the date of death, divided by the total number of 12 month periods between the grant date and the scheduled vesting date, and (iii) with respect to any award other than a stock option, SAR, RSU or restricted stock grant, all unvested portions of the award will be immediately forfeited without consideration.

Upon termination of employment by reason of a participant’s disability, all unvested portions of any outstanding awards will be immediately forfeited without consideration. The vested portion of any stock option or SAR will remain outstanding and, subject to the term of the stock option or SAR, may be exercised by the participant at any time until the first anniversary of the participant’s termination of employment for disability. The vested portion of any award other than a stock option or SAR will be settled upon termination of employment.

Upon termination of employment by reason of participant’s Gross Misconduct (as defined in the Plan), all unexercised stock options and SARs, unvested portions of RSUs, unvested portions of restricted stock grants and unvested portions of any other stock-based awards granted under the Plan will terminate and be forfeited immediately without consideration.

Notwithstanding any other provision in the Plan, to the extent that any award may remain outstanding under the terms of the Plan after termination of a participant’s employment or service, the award will nevertheless expire as of the date that the former employee, director or consultant violates any covenant not to compete or any other post-termination covenant (including without limitation any nonsolicitation, nonpiracy of employees, nondisclosure, nondisparagement, works-made-for-hire or similar covenants) in effect between us and/or any of our subsidiaries, on the one hand, and the former employee, director or consultant on the other hand, as determined by the Administrator.

Transferability of Awards

Generally, awards under the Plan may not be pledged, assigned or otherwise transferred or disposed of in any manner other than by will or the laws of descent or distribution. However, the Administrator has the authority to allow the transfer of awards by gift to members of the participant’s

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

immediate family, children, grandchildren or spouse, a trust in which the participant and/or such family members collectively have more than 50% of the beneficial interest, or any other entity in which the participant and/or such family members own more than 50% of the voting interests.

Corporate Changes

As defined in the Plan, a substantial corporate change includes the consummation of (i) Vontier’s dissolution or liquidation; (ii) a merger, consolidation, or reorganization in which Vontier is not the surviving entity (unless the voting securities of Vontier outstanding prior to such event continue to represent more than 50% of the voting securities of the surviving entity); (iii) the sale of all or substantially all of Vontier’s assets to another person or entity; or (iv) any transaction approved by the Board (including a merger or reorganization in which Vontier survives) that results in any person or entity (other than any affiliate of Vontier as defined in Rule 144(a)(1) under the Securities Act) owning 100% of the combined voting power of all of Vontier’s classes of stock; provided, that neither the offering nor any transfer, exchange or disposition of Fortive’s ownership interests in Vontier will constitute a substantial corporate change. Upon a substantial corporate change, the Plan and any forfeitable portions of the awards will terminate unless provision is made for the assumption or substitution of the outstanding awards. Unless the Board determines otherwise, if any award would otherwise terminate upon a substantial corporate change, the Administrator will either (i) provide holders of options and SARs with a right, at such time before the consummation of the transaction as the Board designates, to exercise any unexercised portion of an option or SAR, whether or not previously exercisable, or (ii) cancel each award after payment of an amount in cash, cash equivalents or successor equity interests substantially equal to the value of the underlying shares of common stock minus, for any options or SARs, the exercise price for the shares covered by the option or SAR.

Foreign Jurisdictions

To comply with the laws in countries outside the United States in which Vontier or any of its subsidiaries operates or has employees, the Administrator has the authority to determine which subsidiaries will be covered by the Plan and which employees outside the United States are eligible to participate in the Plan, to modify the terms and conditions of any award granted to employees outside the United States and to establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable.

Amendment or Termination of Plan and Awards

Our Board may generally amend, suspend or terminate the Plan at any time. However, no amendment may be made that would have or can have a material adverse effect on any participant or beneficiary unless agreed to by such individual in writing (except that if change is required to comply with Section 409A of the Code, then the company may make such change unilaterally). In addition, no Plan amendment may be effected without approval of our stockholders to the extent such approval is required under applicable law or any applicable stock exchange rule. Unless the Board extends the Plan’s term, the Administrator may not grant Awards under the Plan after the ten-year anniversary of the date the Plan is approved by Fortive it its capacity as our sole stockholder.

Director Compensation

Pursuant to our non-employee director compensation policy that we expect to adopt prior to the completion of this offering, each of our non-management directors will receive the following compensation following the completion of this offering:

•

An annual retainer of $90,000, payable in cash and/or RSUs pursuant to an election made by each director in the prior year under the terms of our Non-Employee Directors’ Deferred Compensation Plan, as described more fully below (the “Election”).

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•

An annual equity award with a target award value of $150,000, divided equally between options and RSUs granted under the Plan; provided, however, that, at the sole discretion of our Compensation Committee or our Board, such annual equity award may be comprised solely of RSUs. The options, if any, will be fully vested as of the grant date. The RSUs will vest upon the earlier of (1) the first anniversary of the grant date, or (2) the date of, and immediately prior to, the next annual meeting of our stockholders following the grant date, provided that, in any event, the underlying Vontier shares will not be issued until the earlier of (x) the director’s death or (y) the first day of the seventh month following the director’s retirement from our Board.

•	Reimbursement for out-of-pocket expenses, including travel expenses, related to the director’s service on the board.

In addition to the forgoing amounts:

•

The Board chair will receive an annual retainer of $83,000, payable pursuant to the Election and an annual equity award with a target value of $83,000 (divided either equally between options and RSUs under the Plan or comprised solely of RSUs, in each case, as described above for purposes of the annual equity award).

•

The chair of the Audit Committee will receive an annual retainer of $22,000, the chair of the Compensation Committee will receive an annual retainer of $18,000, and the chair of the Nominating and Governance Committee will receive an annual retainer of $13,000, in each case, payable pursuant to the Election.

•

Each non-chair member of the Audit Committee will receive an annual retainer of $13,000, each non-chair member of the Compensation Committee will receive an annual retainer of $9,000, and each non-chair member of the Nominating and Governance Committee will receive an annual retainer of $7,000, in each case, payable pursuant to the Election.

As described above, pursuant to our Non-Employee Directors’ Deferred Compensation Plan that we expect to adopt prior to the completion of this offering (as a sub-plan under the Plan), each non-employee director may make an election during the prior year (subject to certain exceptions for newly appointed directors) to receive his or her annual retainer, including the base annual retainer payable to all directors, the additional annual retainer payable to the Board chair, and the additional annual retainers payable to the committee chairs and non-chair members, in the form of:

•	cash payable in four equal installments following each quarter of service;

•

RSUs with a target value equal to the annual retainer and granted concurrently with the annual equity award (as described above) that will vest upon the earlier to occur of (1) the first anniversary of the grant date or (2) the date of, and immediately prior to, the next annual meeting of our stockholders following the grant date; provided that, in any event, the underlying Vontier shares will not be issued until the earlier to occur of (x) the director’s death or (y) the date elected by such director, which selected payment date shall not be earlier than the first day of the seventh month following the non-employee director’s retirement from our Board; or

•	a combination of cash and RSUs, as allocated in increments of 1% of the total annual retainer.

For the avoidance of doubt, until such time that Fortive ceases to control a majority of our outstanding shares of common stock, any Fortive employee who concurrently serves as one of our directors shall be deemed to be a management director for purposes of our non-employee director compensation policy and, as such, will not receive any compensation for his or her services as one of our directors pursuant to such policy; provided, however, that, upon Fortive ceasing to control a majority of our outstanding shares of common stock, any of our directors who is a Fortive employee but is not employed by us shall be deemed to be a non-management director for purposes of our non-employee director compensation policy and, as such, will be eligible to receive compensation for his or her services as one of our directors pursuant to such policy.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth the number of shares and percentage of our common stock beneficially owned (i) immediately prior to the completion of this offering and (ii) as adjusted to give effect to this offering, by:

•	each person or group known by us to beneficially own more than 5% of our common stock;

•	each person whom we anticipate will serve on our Board of Directors as of immediately following the completion of this offering and each of our NEOs; and

•	all persons whom we anticipate will serve on our Board of Directors or as our executive officers as of immediately following the completion of this offering as a group.

Instead of selling shares of our common stock directly to the underwriters for cash, Fortive will first exchange a portion of its shares with certain of the underwriters (or their affiliates), which we refer to, in such role, as the “debt-for-equity exchange parties,” for outstanding indebtedness of Fortive held by the debt-for-equity exchange parties. The debt-for-equity exchange parties will then sell the shares of our common stock to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of this offering immediately prior to the settlement of the debt-for-equity exchange parties’ sale of the shares to the underwriters. See “Underwriting—The debt-for-equity exchange.” Prior to completion of this offering, we will be a wholly-owned subsidiary of Fortive.

Except as otherwise indicated and subject to community property laws where applicable, each person or entity included in the table above has sole voting and investment power with respect to the shares beneficially owned by that person or entity. Percentage of beneficial ownership is based on                  shares of common stock to be outstanding immediately prior to the completion of this offering and                  shares of common stock to be outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Unless otherwise indicated, the address for each holder listed below is c/o Fortive Corporation, 6920 Seaway Blvd., Everett, Washington 98203.

	Common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of Beneficial Owner	Number	%	Number	%	Number	%
5% Beneficial Owner
Fortive Corporation		100%
Directors and Executive Officers
Michael D. Beverly	—	—
Karen C. Francis	—	—
Martin Gafinowitz	—	—
Mark D. Morelli	—	—
David H. Naemura	—	—
Andrew Nash	—	—
All Directors and Executive Officers as a Group ( persons)

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Fortive

Following the separation and this offering, we and Fortive will operate separately, each as a public company. We will enter into a separation agreement with Fortive, which is referred to in this prospectus as the “separation agreement.” In connection with the separation, we will also enter into various other agreements to effect the separation and provide a framework for our relationship with Fortive after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, a FBS license agreement and a registration rights agreement. These agreements will provide for the allocation between us and Fortive of Fortive’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Fortive and will govern certain relationships between us and Fortive after the separation.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement of which this prospectus forms a part.

The Separation Agreement

We intend to enter into a separation agreement with Fortive immediately prior to the consummation of this offering. The separation agreement will set forth our agreements with Fortive regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Fortive following the separation and this offering.

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Fortive and us as part of the internal reorganization transaction described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the separation agreement. The separation agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Fortive retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Fortive. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

•

“Company Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, exclusively) relating to our business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“Company Liabilities” (as defined in the separation agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

•	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from our business;

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	any and all “Company Environmental Liabilities” (as defined in the separation agreement);

•	liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of our business;

•

any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by our business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of our assets;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business;

•

all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including the Form S-1 registration statement of which this prospectus is a part, and this prospectus); and

•

all assets and liabilities (whether accrued, contingent or otherwise) of Fortive will be retained by or transferred to Fortive or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor Fortive will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Cash Adjustments

The separation agreement will contain cash adjustment provisions, with payment of such adjustments to be made within 5 business days of the determination of the applicable final cash balance. Pursuant to the adjustment provisions, if our aggregate cash balance at the time of the separation, excluding any cash in certain restricted jurisdictions, is determined to have been greater than the reference cash balance of $        , we will pay Fortive the excess and if our aggregate cash balance at the time of the separation, excluding any cash in certain restricted jurisdictions, is determined to have been less than the reference cash balance of $        , Fortive will pay us the shortfall. In addition, pursuant to the adjustment provisions, if our aggregate cash balance in a restricted jurisdiction at the time of the separation is determined to have been less than the reference cash balance for such restricted jurisdiction, Fortive will pay us the shortfall, as applicable, for each such applicable restricted jurisdiction.

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of this offering, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, we and Fortive will use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities (including surety bonds) retained by Fortive and its subsidiaries and to remove Fortive and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by us.

Shared Contracts

Certain shared contracts are to be assigned or amended to facilitate the separation of our business from Fortive. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation is complete.

Release of Claims and Indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Fortive under the separation agreement with Fortive. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the assets the indemnifying party assumed or retained pursuant the separation agreement;

•	the operation of the indemnifying party’s business, whether prior to, at, or after this offering; and

•	any breach by the indemnifying party of any provision of the separation agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Legal Matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Insurance

Following the separation, we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the separation, we may, at the sole discretion of Fortive, seek coverage under Fortive third-party insurance policies to the extent that coverage may be available thereunder.

Subsequent Distribution or Dispositions

Fortive has sole discretion in effecting any subsequent distribution of our shares through a spin-off or split-off or effecting any further dispositions of our shares after this offering through one or more public offerings or private sales. We are required to cooperate with Fortive to effect any subsequent distribution or dispositions.

Board and Committee Representation

For so long as Fortive beneficially owns a majority of the total voting power of our outstanding shares, Fortive is entitled to designate a majority of the directors (including the chairman of the Board) and a majority of the members of any committee of the Board, and we are required to use reasonable best efforts to take advantage of any “controlled company” exemption (including related to director independence) under applicable stock exchange rules. For so long as Fortive beneficially owns less than a majority but at least 10% of the voting power of our outstanding shares, Fortive is entitled to designate a number of directors in proportion to the percentage of total voting power beneficially owned by Fortive and has the right to include at least one of its designees on each committee of the Board. The Fortive designees on any committee of the Board must comply with the applicable director independence requirements under applicable law, after taking into account any “controlled company” exemption under the stock exchange rules.

Financial Reporting Covenants

We have agreed to comply with certain covenants relating to our financial reporting for so long as Fortive is required to consolidate our results of operations and financial position or to account for its

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

investment in us under the equity method of accounting. These covenants include, among others, covenants regarding:

•	delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Fortive;

•	conformity with Fortive’s financial presentation and accounting policies;

•	disclosure of information about our financial controls to Fortive;

•	provision to Fortive of access to our auditors and certain books and records related to internal accounting controls or operations; and

•	cooperation with Fortive to the extent requested by Fortive in the preparation of Fortive’s public filings and press releases.

Additional Covenants

We have agreed to comply with the following additional covenants for so long as Fortive beneficially owns a majority of the total voting power of our outstanding shares:

•

without Fortive’s prior written consent, we may not take any action that would restrict Fortive’s ability to transfer its shares of our common stock or limit the rights of Fortive as a stockholder of ours in a manner not applicable to our stockholders generally;

•

without Fortive’s prior written consent, we may not issue any of our shares (but may issue up to                  shares of our common stock in connection with equity awards granted pursuant to our 2020 Stock Incentive Plan); provided that no issuance of our shares may result in Fortive beneficially owning less than 80% of the total voting power of our outstanding shares;

•

to the extent that Fortive is a party to any contracts that provide that certain actions or inactions of Fortive affiliates may result in Fortive being in breach of such contracts, we may not take any actions that reasonably could result in Fortive being in breach of such contracts; and

•	we are required to take certain actions to comply with anti-corruption law (including to maintain a compliance and ethics program reasonably equivalent to Fortive’s compliance and ethics program).

In addition, prior to the date on which Fortive ceases to beneficially own a majority of the total voting power of our outstanding shares, we are required to consistently implement and maintain Fortive’s business practices and standards in accordance with Fortive’s policies and procedures (but may apply materiality thresholds lower than those contained in Fortive’s policies and procedures).

No Restriction on Competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No Hire and No Solicitation

Subject to customary exceptions, neither we nor Fortive will, without the consent of the other party, hire or retain an employee of the other party or its subsidiaries during the period from and after the completion of this offering until the later of (i) six months from the closing of this offering and (ii) the date on which Fortive no longer beneficially owns a majority of our outstanding shares of common stock, and neither we nor Fortive will, without the consent of the other party, recruit or solicit an

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

employee of the other party or its subsidiaries until the later of (i) 18 months from the closing of this offering and (ii) the date that is 12 months following the date on which Fortive ceases to beneficially own a majority of the total voting power of our outstanding shares.

Corporate Opportunities

Following the separation and for so long as Fortive beneficially owns at least 10% of the voting power of our outstanding shares or has any directors, officers or employees who serve on our Board of Directors, our Board of Directors will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Fortive or any of its directors, officers or employees in accordance with Section 122(17) of the DGCL.

Dispute Resolution

If a dispute arises between us and Fortive under the separation agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the separation agreement, the dispute will be resolved through binding confidential arbitration.

Term/Termination

Prior to the date on which Fortive ceases to beneficially own a majority of the total voting power of our outstanding shares, Fortive has the unilateral right to terminate or modify the terms of the separation agreement and related agreements. After such date, the term of the separation agreement is indefinite and it may only be terminated with the prior written consent of both Fortive and us.

Separation Costs

All costs with respect to the separation incurred prior to the separation will be borne and paid by Fortive, except that certain costs related to certain services listed on a schedule to the separation agreement are not deemed separation costs and will be borne and paid by us.

All costs with respect to the separation incurred after the separation will be borne and paid by us except to the extent such fees and expenses were incurred in connection with services expressly requested by Fortive in writing. In addition, we will bear responsibility for all other services provided to or for the benefit of us, whether provided before or after the separation.

Any costs or expenses incurred in obtaining consents or novation from a third party will be borne by the entity to which such contract is being assigned.

Treatment of Intercompany Loans and Advances

Upon completion of the separation, all loans and advances between Fortive or any subsidiary of Fortive (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, will be terminated.

Other Matters Governed by the Separation Agreement

Other matters governed by the separation agreement include, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Transition Services Agreement

We and Fortive will enter into a transition services agreement in connection with the separation and this offering, pursuant to which Fortive and its subsidiaries and we and our subsidiaries will provide to each other various services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, including, but not limited to, in the event of any uncured material breach by the other party or its applicable affiliates. If no term period is provided for a specified service, then such service is to terminate on the second anniversary of the effective date of the transition services agreement. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days.

We do not expect the net costs associated with the transition services agreement to be materially different than the historical costs that have been allocated to us related to these same services.

Tax Matters Agreement

Allocation of Taxes.

In connection with the separation and this offering, we and Fortive will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, except with respect to certain transaction taxes triggered by the separation which will be borne equally by us and Fortive, under the agreement, we will be responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) (i) imposed with respect to tax returns that include only us and/or any of our subsidiaries for any periods or portions thereof and (ii) imposed with respect to tax returns filed on a consolidated, combined, unitary or similar basis that include both us and/or any of our subsidiaries, on the one hand, and Fortive or any of its subsidiaries, on the other hand, to the extent such taxes are attributable to our businesses for any periods or portions thereof after the closing of this offering. In addition, we will pay Fortive to the extent that we realize tax benefits after the separation to the extent that they would not have been available to us if Fortive had not borne the taxes triggered by the separation.

Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement will provide for cooperation and information sharing with respect to tax matters.

If the distribution is effected, Fortive will generally be responsible for preparing and filing any tax return (i) that includes Fortive or any of its subsidiaries (as determined immediately after the distribution), including those that also include us or any of our subsidiaries and (ii) that includes only us or any of our subsidiaries that is filed before the date of the distribution. We will generally be responsible for preparing and filing any other tax return that includes only us or any of our subsidiaries.

We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries. Fortive will generally have exclusive authority to control

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

all other tax contests. It is expected that following this offering, we and our subsidiaries will be included in the U.S. federal consolidated tax returns of which Fortive is the parent until the distribution or additional sale of our shares, if any.

Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution.

We and Fortive intend for the distribution, if pursued, together with certain related transactions, to qualify as transactions that are tax-free to Fortive and Fortive’s stockholders under Section 368(a)(1)(D) and 355 of the Code.

Fortive (i) has requested a private letter ruling from the IRS to the effect that the separation and the distribution will qualify as a “reorganization” for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, and if the distribution is pursued, (ii) expects to receive an opinion from Skadden, Arps, Slate, Meagher and Flom LLP regarding the tax-free status of the separation and this the distribution, together with certain related transactions. In connection with the private letter ruling and, if the distribution is pursued, the opinion, we and Fortive have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.

Pursuant to the Tax Matters Agreement, we will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the separation and the distribution, if pursued. We may take certain actions prohibited by these covenants only if we obtain and provide to Fortive an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case reasonably satisfactory to Fortive, to the effect that such action would not jeopardize the tax-free status of these transactions, or if we obtain prior written consent of Fortive, in its sole and absolute discretion, waiving such requirement. We will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these transactions, for all relevant time periods. In addition, during the time period ending two years after the date of the distribution, these covenants will include specific restrictions on our:

•	discontinuing the active conduct of our trade or business;

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•

amending our certificate of incorporation (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock;

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause us to undergo a 50% or greater change in our stock ownership.

We will generally agree to indemnify Fortive and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution, if pursued, and certain other aspects of the separation to the extent caused by an acquisition of our stock or assets or by any other action undertaken by us. This indemnification will apply even if Fortive has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Term and termination

There is no termination provision in the tax matters agreement and, unless specifically stated otherwise, the parties’ respective rights, responsibilities and obligations generally survive until the expiration of the relevant statute of limitations.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Employee Matters Agreement

We and Fortive will enter into an employee matters agreement that will govern our and Fortive’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Treatment of outstanding Fortive equity awards

The employee matters agreement will provide for the treatment of outstanding Fortive equity awards held by our employees upon completion of the distribution (if pursued), and will also provide for certain other incentive arrangements.

Treatment of Fortive benefit plans

The employee matters agreement will provide that, following the separation, our employees generally will continue to participate in benefit plans sponsored or maintained by Fortive until the earlier to occur of (i) the date that we are no longer a member of the “controlled group” of corporations of Fortive (as defined in Section 414(b) of the Code) or (ii) such earlier date as may be agreed between Fortive and us. Following the respective plan transition date, our employees and will commence participation in our benefit plans, which are expected to be generally similar to the existing Fortive benefit plans.

General matters

The employee matters agreement also will set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and termination

Until the date upon which Fortive ceases to beneficially own, in the aggregate, a majority of the voting power of our outstanding shares, Fortive will have the unilateral right to terminate or modify the terms of the employee matters agreement. After such date, the term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Fortive and us.

Intellectual Property Matters Agreement

We and Fortive will enter into an intellectual property matters agreement pursuant to which Fortive will grant to us a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to use certain intellectual property rights retained by Fortive. We will be able to sublicense our rights in connection with activities relating to our and our affiliates’ business, but not for independent use by third parties.

We will also grant back to Fortive a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to continue to use certain intellectual property rights owned by or transferred to us. Fortive will be able to sublicense its rights in connection with activities relating to Fortive’s and its affiliates’ retained business, but not for independent use by third

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

parties. This license-back will permit Fortive to continue to use certain of our intellectual property rights in the conduct of its remaining businesses. We believe that the license-back will have little impact on our businesses because Fortive’s use of our intellectual property rights is generally limited to products and services that are not part of our businesses. The term of the intellectual property matters agreement is perpetual.

The intellectual property matters agreement is intended to provide freedom to operate in the event that any of Fortive’s retained trade secrets (excluding FBS), copyrights or patented technology is used in any of our businesses, and, as such, applies to all portions of our businesses. However, we believe there may be relatively little use of such retained trade secrets, copyrights or patented technology in our businesses, and as a result, we do not believe that the intellectual property matters agreement has a material impact on any of our businesses.

FBS License Agreement

We and Fortive will enter into a FBS license agreement pursuant to which Fortive will grant us a perpetual, non-exclusive, worldwide, and non-transferable license to use FBS solely in support of our business. We will be able to sublicense such license to direct and indirect, wholly-owned subsidiaries (but only as long as such entities remain direct and indirect, wholly-owned subsidiaries). In addition, we and Fortive will each license to each other improvements made by such party to FBS during the first two years of the term period of the FBS license agreement.

We anticipate that FBS, which will be rebranded as                      Business System as used by us following this offering, will be used by our various businesses and functions to continuously improve performance.

The term of the FBS license agreement is perpetual, with the license to us continuing unless there is an uncured material breach by us. Upon a change of control of us, our rights to receive services under the FBS license agreement will terminate, but we will be permitted to continue to use the FBS license even after we undergo a change of control.

Registration Rights Agreement

Prior to or concurrently with the completion of this offering, we will enter into a registration rights agreement with Fortive pursuant to which we will grant Fortive and its affiliates certain registration rights with respect to our common stock owned by them.

Demand registration

Fortive will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by Fortive, subject to limitations on minimum offering size and certain other limited exceptions. We are not required to honor any of these demand registrations if we have effected a registration within the preceding 60 days. Fortive will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

manner that would permit the registration for offer and sale of our common stock held by Fortive, Fortive will have the right to include its shares of our common stock in that offering.

Registration expenses

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Fortive is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of Fortive and, in limited situations, by Fortive for the benefit of us with respect to the information provided by Fortive included in any registration statement, prospectus or related document.

Transfer

If Fortive transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the completion of this offering, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Procedures for Approval of Related Person Transactions

Prior to the consummation of this offering, we will adopt a written policy on related person transactions. This policy was not in effect when we entered into the transactions described above. Each of the agreements between us and Fortive and its subsidiaries that have been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy. Under this written related person transactions policy, the Nominating and Governance Committee of the Board is expected to be required to review and if appropriate approve all related person transactions, prior to consummation whenever practicable. If advance approval of a related person transaction is not practicable under the circumstances or if our management becomes aware of a related person transaction that has not been previously approved or ratified, the transaction is submitted to the Nominating and Governance Committee at the Nominating and Governance Committee’s next meeting. The Nominating and Governance Committee is required to review and consider all relevant information available to it about

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

each related person transaction, and a transaction is considered approved or ratified under the policy if the Nominating and Governance Committee authorizes it according to the terms of the policy after full disclosure of the related person’s interests in the transaction. Pursuant to the policy, the Nominating and Governance Committee is required to evaluate each potential related person transaction, including, subject to certain exceptions, any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. The Nominating and Governance Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. Related person transactions of an ongoing nature are reviewed annually by the Nominating and Governance Committee. The definition of “related person transactions” for purposes of the policy covers the transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CERTAIN INDEBTEDNESS

At or shortly prior to the time of the closing of this offering, we expect to incur approximately $            billion of new third-party indebtedness. We also intend to make a Cash Distribution to Fortive that will be funded, in part, by approximately $            million of the proceeds of the Term Facility (as defined below).

Senior Credit Facilities

We intend to enter into certain senior unsecured credit facilities, which we expect will consist of (i) a senior term loan facility in an aggregate principal amount of $            (the “Term Facility,” and the loans thereunder, the “Term Loans”) and (ii) a senior revolving credit facility in an aggregate principal amount of $            (the “Revolving Facility” and, together with the Term Facility, the “Senior Credit Facilities”). We intend to use the proceeds of the Term Facility to fund (in part) the Cash Distribution to Fortive as partial consideration for the transfer of substantially all of the assets and liabilities of Fortive’s Industrial Technologies business to us. The Revolving Facility will be used to provide funds for our ongoing working capital requirements after the separation and for general corporate purposes.

The foregoing summarizes some of the currently expected terms of our Senior Credit Facilities. However, the foregoing summary does not purport to be complete, and the terms of the Senior Credit Facilities have not yet been finalized. There may be changes to the expected size and other terms of the Senior Credit Facilities, some of which may be material.

Guarantees of Fortive Indebtedness

On February 22, 2019, Fortive issued the Convertible Notes, including $187.5 million in aggregate principal amount resulting from an exercise in full of an over-allotment option. The Convertible Notes were sold in a private placement to certain initial purchasers for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Convertible Notes were issued pursuant to an indenture dated February 22, 2019, between Fortive, The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and the guarantors party thereto (the “Indenture”). As of February 22, 2019, the Convertible Notes were fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by four of Fortive’s wholly-owned domestic subsidiaries, including two subsidiaries that will be transferred to us.

The Convertible Notes bear interest at a rate of 0.875% per year, payable semiannually in arrears. The Convertible Notes will mature on February 15, 2022, unless earlier repurchased or converted in accordance with their terms prior to such date. The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Convertible Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on all the Convertible Notes to be due and payable.

From the closing of this offering until Fortive ceases to own a majority of our outstanding common stock, two of our subsidiaries, Gilbarco, Inc. and Veeder-Root Company, will continue to be guarantors of Fortive’s outstanding Convertible Notes. Our subsidiaries that are guarantors of the Convertible Notes have agreed to fully and unconditionally guarantee all of Fortive’s obligations under the Convertible Notes. The guarantees will rank equally in right of payment with all existing and future liabilities of the guarantors that are not subordinated. The guarantees will effectively rank

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

junior to any secured indebtedness of the guarantors, and holders of the Convertible Notes will not be required to exercise their remedies against Fortive before they proceed directly against the guarantors.

As of                 , 2019, there was $1.4375 billion in aggregate principal amount of the Convertible Notes outstanding.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you.

General

Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock, with no par value, all of which shares of preferred stock are undesignated. The Board may establish the rights and preferences of the preferred stock from time to time. Immediately following this offering, we will have                  shares of common stock outstanding (or                  shares of common stock outstanding if the underwriters exercise in full their option to acquire additional shares), and no preferred stock outstanding.

As of the date of this prospectus, there are no shares of common stock subject to options or warrants to purchase, or securities convertible into, our common equity; however, as described in the section entitled “Executive and Director Compensation, we intend to issue certain equity-based awards upon the separation.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Each holder of our common stock will be entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority in voting power of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a majority of the votes cast at a meeting of stockholders, except that a plurality standard will apply in contested elections. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Dividends

Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

No Preemptive or Similar Rights

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of our common stock will be fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, the Board will be authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to shares of preferred stock in one or more series without further action by the holders of our common stock. The Board will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute.     We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, Fortive and its affiliates have been approved by our Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203. For so long as Fortive beneficially owns a majority of the voting power of our outstanding shares, and therefore has the ability to designate a majority of the Board, directors designated by Fortive to serve on the Board would have the ability to pre-approve other parties, including potential transferees of Fortive’s shares of our common stock, so that Section 203 would not apply to such other parties.

Classified Board.     Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following this offering, which we expect will be held in 2020. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2021, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2022. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors.     Our amended and restated bylaws will provide that our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least the majority of our voting stock then outstanding.

Amendments to Certificate of Incorporation.     Our amended and restated certificate of incorporation will provide that, from and after such time as Fortive ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Board, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with Fortive, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendments to Bylaws.     Our amended and restated certificate of incorporation and bylaws will provide that, from and after such time as Fortive ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, our amended and restated bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class.

Size of Board and Vacancies.     Our amended and restated bylaws will provide that the Board will consist of not less than three nor greater than 15 directors, the exact number of which will be fixed

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.

Special Stockholder Meetings.     Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the secretary upon a written request delivered to the secretary by (a) the Board pursuant to a resolution adopted by a majority of the entire Board, (b) the chairman of the Board or (c) the chief executive officer of the Corporation. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent.     Our amended and restated certificate of incorporation will provide that, until such time as Fortive ceases to beneficially own a majority of the total voting power of our outstanding shares, our stockholders may act by written consent. Our amended and restated certificate of incorporation will, from and after such time as Fortive ceases to beneficially own a majority of the total voting power of our outstanding shares, expressly eliminate the right of our stockholders to act by written consent. From and after such time, stockholder action must take place at the annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.     Our amended and restated certificate of incorporation will mandate that stockholder nominations for the election of directors will be given in accordance with the bylaws. The amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the bylaws will require that candidates for election as director disclose their qualifications and make certain representations.

No Cumulative Voting.     The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock.     The authority that the Board will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Conflicts of Interest; Corporate Opportunities

In order to address potential conflicts of interest between us and Fortive, our amended and restated certificate of incorporation will contain certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Fortive and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Fortive. In general, these provisions recognize that we and Fortive may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Fortive will continue to have contractual and business relations with each other, including directors, officers and/or employees of Fortive serving as our directors, officers and/or employees.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Our amended and restated certificate of incorporation will provide that Fortive will have no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation will provide that for so long as Fortive owns at least 10% of the total voting power of our outstanding shares or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Fortive acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Fortive, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Fortive shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Fortive.

Our amended and restated certificate of incorporation also will provide for special approval procedures that may be utilized if it is deemed desirable by Fortive, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

•

the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws will also provide that we must indemnify and advance reasonable expenses to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against us or any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Unless we otherwise consent in writing, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state or federal court located within the State of Delaware. Nothing in our amended and restated certificate of incorporation or bylaws precludes stockholders that assert claims under the applicable securities laws from bringing such claims in state or federal court, subject to applicable law. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholders approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

We intend to apply to have our shares of common stock listed on the NYSE under the symbol “VNT.”

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock will be Computershare Trust Company, N.A.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict with certainty the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price prevailing from time to time. We also cannot predict with certainty whether or when the distribution will occur or Fortive will otherwise sell its remaining shares of our common stock. The sale or other availability of substantial amounts of our common stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                  shares of common stock outstanding. As a result of the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144, described below,                  shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

Sale of restricted shares

All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering, Fortive will own approximately     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares in full). Shares held by Fortive will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Fortive will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our common stock.

S-8 registration statement

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of                  shares of our common stock reserved for issuance under our 2020 Stock Incentive Plan. Such registration statement will become effective upon filing with the SEC, and shares of our common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described in this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year, would be entitled to sell an

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Lock-up agreements

We, our anticipated officers and directors and Fortive have agreed with the underwriters that, without the prior written consent of                     , we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition; provided that we will not be prevented from filing with or submitting to the SEC a registration statement relating to the distribution, provided that no shares of our common stock are sold or exchanged by us during such 180-day period.                      may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up. See “Underwriting.”

Registration rights

Pursuant to the registration rights agreement, Fortive will be able to require us to effect the registration under the Securities Act of shares of our common stock that it will own after this offering. See “Certain Relationships and Related Person Transactions-Registration Rights Agreement.”

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that holds such common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (the “Code”). You are a Non-U.S. Holder if you are a beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable regulations.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding our securities, you are urged to consult your tax advisor regarding the tax considerations of the ownership and disposition of our common stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax considerations described herein, possibly with retroactive effect. This discussion does not describe all of the tax considerations that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any non-income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. In addition, this discussion does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws including (without limitation):

•

investors that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	investors that acquired our common stock through the exercise of employee stock options or otherwise as compensation through a tax-qualified retirement plan;

•	financial institutions, insurance companies and tax-exempt entities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	investors that acquire, actually or constructively, more than 5% of our common stock;

•	dealers in securities or foreign currencies; and

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes.

Dividends

Distributions paid on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate (specified by an applicable income tax treaty) on the gross amount of such dividends. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends on a net income basis as if you were a U.S. person as defined under the Code. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

You generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States),

•	in the case that you are a non-resident alien individual, you are is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

If a Non-U.S. Holder is an non-resident alien individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the Non-U.S. Holder will generally be subject to a flat income tax rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of shares of our common stock, which may be offset by certain U.S. source capital losses.

FATCA

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of our common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the withholding agent will in turn be required to provide to the U.S. Department of the Treasury. You are urged to consult your tax adviser regarding the possible implications of these rules on your investment in shares of our common stock.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING (CONFLICTS OF INTEREST)

We and the debt-for-equity exchange parties are offering the shares of common stock described in this prospectus through a number of underwriters. We have granted the underwriters the option to purchase up to an additional          shares of common stock.                  is acting as book-running manager of the offering and as representative of the underwriters. We, Fortive and the debt-for-equity exchange parties have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of such underwriting agreement, we and the debt-for-equity exchange parties have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days.

The following table shows the per share and total underwriting discounts and commissions to be paid by us and the debt-for-equity exchange parties to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the debt-for-equity exchange parties	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, Fortive, our officers and our directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative or pursuant to the debt-for-equity exchange; provided that we will not be prevented from filing with or submitting to the SEC a registration statement relating to the distribution, provided that no shares of our common stock are sold or exchanged by us during such 180-day period. This agreement does not apply to any existing employee benefit plans or, as this agreement applies to us, does not apply to shares of common stock to be issued to Fortive on or prior

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

to the closing of the offering in connection with the transactions contemplated by the separation agreement. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated between us, Fortive, the debt-for-equity exchange parties, the representative of the underwriters and the qualified independent underwriter. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, our indebtedness on a stand-alone basis and the interest rates on such indebtedness, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

An application has been made to list the common stock on the New York Stock Exchange under the symbol “VNT.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The debt-for-equity exchange

It is expected that Fortive, the debt-for-equity exchange parties and, for limited purposes, we, will enter into a debt-for-equity exchange agreement. Under the debt-for-equity exchange agreement, subject to certain conditions, the debt-for-equity exchange parties, as principals for their own account, will exchange debt obligations of Fortive held by the debt-for-equity exchange parties for shares of our common stock. The debt-for-equity exchange parties will then sell the shares to the underwriters for cash. This debt-for-equity exchange will occur on the settlement date of this offering immediately prior to the settlement of the debt-for-equity exchange parties’ sale of the shares to the underwriters.

The debt-for-equity exchange parties hold indebtedness of Fortive having an aggregate principal amount of at least $        billion. We expect that the indebtedness of Fortive exchanged by the debt-for-equity exchange parties will consist of certain commercial paper, term loans or senior unsecured notes of Fortive, or some combination thereof. The value of the Fortive debt instruments that will be exchanged for shares of our common stock in the debt-for-equity exchange will be determined pursuant to arm’s-length negotiations between Fortive and the debt-for-equity exchange parties. The amount of indebtedness of Fortive held by the debt-for-equity exchange parties is expected to be sufficient to acquire all of the shares of our common stock to be sold in this offering. In the debt-for-equity exchange, the debt-for-equity exchange parties will acquire shares being sold in this offering. For purposes of determining the amount of Fortive indebtedness that Fortive will receive from the debt-for-equity exchange parties in exchange for such shares, Fortive expects that the debt obligations will be valued at the fair market value on the date of this prospectus, and the aggregate fair market value of the debt obligations to be exchanged will equal the aggregate initial public offering price less the aggregate underwriting discounts and commissions for such shares, each as shown on the cover page of this prospectus. The debt- for-equity exchange parties will acquire and sell the shares as principals for their own account, rather than on Fortive’s behalf. If Fortive and the debt-for-equity exchange parties enter into the debt-for-equity exchange agreement, as described above, the debt-for-equity exchange parties will become the owner of our shares of common stock they acquire in the debt-for-equity exchange, regardless of whether this offering is completed. The debt-for-equity exchange parties, and not Fortive, will receive the net proceeds from the sale of the shares in this offering.

For purposes of the U.S. securities laws, each of Fortive and the debt-for-equity exchange parties will be deemed to be an underwriter of the shares of our common stock sold in this offering; however, references to the underwriters in this prospectus refer only to the underwriters listed in the first paragraph of this “Underwriting” section.

None of Fortive, the debt-for-equity exchange parties or us have an obligation to participate in the debt-for-equity exchange. Regardless of whether the debt-for-equity exchange does or does not occur, the debt-for-equity exchange parties will pay their own expenses in connection with the shares acquired by them in the debt-for-equity exchange.

Conflicts of Interest

The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules because certain of the underwriters will have a “conflict of interest” pursuant to Rule 5121(f)(5)(C)(ii) by virtue of their role as debt-for-equity exchange parties, since a portion of the net proceeds of this offering will be received by the debt-for-equity exchange parties. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121 must participate in the

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

preparations of the prospectus and perform its usual standard of diligence with respect to the registration statement and this prospectus. Accordingly,                  is assuming the responsibilities of acting as the qualified independent underwriter in the offering. We will pay                          $         as consideration for acting as qualified independent underwriter in connection with the offering.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representative that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

We estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

We, Fortive and the debt-for-equity have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

Certain legal matters, including the legality of the shares being offered herein, will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The combined financial statements of NEWCO, a wholly-owned business of Fortive Corporation, and the related financial statement schedule as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements and financial statement schedule have been included in reliance on their report given on their authority as experts in accounting and auditing.

The balance sheet of Vontier Corporation as of August 5, 2019 included in this prospectus has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been included in reliance upon their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered pursuant to this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the SEC’s public reference room, which is located at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information about the operation of the public reference room by calling 1-800-SEC-0330. You also will be able to inspect this material without charge at the SEC’s website. The website address is http://www.sec.gov. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website (http://www.vontier.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of NEWCO (the Company), a wholly-owned business of Fortive Corporation, as of December 31, 2018 and 2017, the related combined statements of earnings, comprehensive income, changes in parent’s equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule listed in the Index at Item 16 (b) (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Seattle, Washington

September 6, 2019

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED BALANCE SHEETS

($ in millions)

	As of December 31
	2018	2017
ASSETS
Current assets:
Accounts receivable less allowance for doubtful accounts of $34.0 million and $29.9 million at December 31, 2018 and December 31, 2017, respectively	$536.7	$475.1
Inventories	250.4	213.1
Prepaid expenses and other current assets	80.2	85.6

Total current assets	867.3	773.8
Property, plant and equipment, net	180.6	199.2
Long-term financing receivables	259.7	241.6
Other assets	270.3	218.3
Goodwill	1,139.5	1,129.0
Other intangible assets, net	290.2	322.8

Total assets	$3,007.6	$2,884.7

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$18.5	$9.6
Trade accounts payable	317.8	307.7
Accrued expenses and other current liabilities	357.2	353.8

Total current liabilities	693.5	671.1
Other long-term liabilities	284.5	266.1
Long-term debt	222.5	195.5
Parent’s equity:
Net Parent investment	1,677.7	1,589.3
Accumulated other comprehensive income	126.3	158.8

Total Parent’s equity	1,804.0	1,748.1
Noncontrolling interests	3.1	3.9

Total equity	1,807.1	1,752.0

Total liabilities and equity	$3,007.6	$2,884.7

See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF EARNINGS

($ in millions)

	Year Ended December 31
	2018	2017	2016
Sales of products	$2,408.1	$2,241.3	$2,142.7
Sales of services	257.8	256.9	245.4

Total sales	2,665.9	2,498.2	2,388.1
Cost of product sales	(1,328.2)	(1,223.6)	(1,162.3)
Cost of service sales	(202.6)	(201.8)	(206.5)

Total cost of sales	(1,530.8)	(1,425.4)	(1,368.8)

Gross profit	1,135.1	1,072.8	1,019.3
Operating costs:
Selling, general and administrative expenses	(498.0)	(445.2)	(429.7)
Research and development expenses	(136.2)	(126.2)	(116.6)

Operating profit	500.9	501.4	473.0
Non-operating income (expense):
Gain from acquisition	—	15.3	—
Interest income, net	8.4	8.4	3.9
Other non-operating expenses	(0.7)	(0.6)	(0.6)

Earnings before income taxes	508.6	524.5	476.3
Income taxes	(122.1)	(150.7)	(171.6)

Net earnings	$386.5	$373.8	$304.7

See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)

	Year Ended December 31
	2018	2017	2016
Net earnings	$386.5	$373.8	$304.7
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	(33.5)	43.9	(27.9)
Pension and other postretirement adjustments	1.0	(0.3)	0.2

Total other comprehensive income (loss), net of income taxes	(32.5)	43.6	(27.7)

Comprehensive income	$354.0	$417.4	$277.0

See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CHANGES IN EQUITY

($ in millions)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment	Noncontrolling Interests
Balance, January 1, 2016	$142.9	$1,293.8	$3.0
Net earnings for the year	—	304.7	—
Net transfers to Parent	—	(289.6)	—
Other comprehensive loss	(27.7)	—	—
Stock-based compensation expense	—	11.9	—
Changes in noncontrolling interests	—	—	0.1

Balance, December 31, 2016	115.2	1,320.8	3.1
Net earnings for the year	—	373.8	—
Net transfers to Parent	—	(117.1)	—
Other comprehensive income	43.6	—	—
Stock-based compensation expense	—	11.8	—
Changes in noncontrolling interests	—	—	0.8

Balance, December 31, 2017	158.8	1,589.3	3.9
Net earnings for the year	—	386.5	—
Net transfers to Parent	—	(311.9)	—
Other comprehensive loss	(32.5)	—	—
Stock-based compensation expense	—	13.8	—
Changes in noncontrolling interests	—	—	(0.8)

Balance, December 31, 2018	$126.3	$1,677.7	$3.1

See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

($ in millions)

	Year Ended December 31
	2018	2017	2016
Cash flows from operating activities:
Net earnings	$386.5	$373.8	$304.7
Noncash items:
Depreciation	55.8	41.3	37.0
Amortization	30.6	24.8	21.4
Stock-based compensation expense	13.8	11.8	11.9
Impairment charges on intangible assets	0.5	2.2	4.8
Gain on acquisition	—	(15.3)	—
Gain on sale of property	(0.3)	—	(3.8)
Change in deferred income taxes	6.1	(11.4)	24.9
Change in accounts receivable, net	(193.9)	(136.8)	(111.5)
Change in long-term financing receivables	108.2	94.2	90.9
Change in inventories	(37.9)	13.2	(30.9)
Change in trade accounts payable	16.0	(4.0)	26.3
Change in prepaid expenses and other assets	9.4	(41.5)	6.0
Change in accrued expenses and other liabilities	26.2	11.5	37.6

Net cash provided by operating activities	421.0	363.8	419.3

Cash flows from investing activities:
Cash paid for acquisitions and equity investments, net of cash received	(80.8)	(190.4)	(90.9)
Payments for additions to property, plant and equipment	(42.4)	(68.4)	(63.0)
Proceeds from sale of property	0.6	0.5	5.4

Net cash used in investing activities	(122.6)	(258.3)	(148.5)

Cash flows from financing activities:
Net proceeds from (repayments of) related-party borrowings	16.3	(5.3)	10.8
Net proceeds from short-term borrowings	8.8	8.7	1.2
Net transfers to Parent	(311.9)	(117.1)	(289.6)
Other financing activities	(3.7)	(1.1)	(0.9)

Net cash used in financing activities	(290.5)	(114.8)	(278.5)

Effect of exchange rate changes on net transfers to Parent	(7.9)	9.3	7.7

Net change in cash and equivalents	—	—	—
Beginning balance of cash and equivalents	—	—	—

Ending balance of cash and equivalents	$—	$—	$—

See the accompanying Notes to the Combined Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nature of Business

NEWCO (“NEWCO” or the “Company”) offers critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. The Company supplies a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, and vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. NEWCO markets its products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis.

NEWCO operates through one reportable segment comprised of two operating segments (i) transportation technologies, in which it is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as (ii) franchise distribution, in which it manufactures and distributes professional tools, toolboxes and automotive diagnostic equipment, and software, and a full line of wheel-service equipment. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and NEWCO has combined its two operating segments into a single reportable segment. Historically, these businesses had operated as part of Fortive Corporation’s (“Fortive” or “Parent”) Industrial Technologies operating segment and as part of Danaher Corporation’s (“Danaher” or the “Former Parent”) Industrial Technologies segment prior to the separation of Fortive from Danaher on July 2, 2016 (the “Separation from Danaher”). The Hengstler and Dynapar businesses are not included in the accompanying combined financial statements as they are excluded from the proposed transaction and will remain part of Fortive.

Fortive proposes to effect an initial public offering of shares of the Company’s common stock (the “IPO”) as part of its plan to separate Fortive’s Industrial Technologies segment into a public-traded company. Following the anticipated IPO, Fortive has informed NEWCO that Fortive currently intends to make a tax-free distribution to Fortive’s stockholders of all or a portion of its remaining equity interest in NEWCO, which may include one or more distributions effected as a dividend to all Fortive stockholders, one or more distributions in exchange for Fortive shares or other securities, or any combination thereof (collectively, the “Distribution”). While, subject to satisfaction of certain conditions, Fortive currently intends to effect the Distribution, Fortive has no obligation to pursue or consummate any dispositions of its ownership interest in NEWCO, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service (“IRS”), and an opinion of counsel to the effect that the transactions, including such Distribution, will be tax-free to Fortive and its stockholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied, Fortive may decide not to consummate the Distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

Basis of Presentation

The accompanying combined financial statements present the historical financial position, results of operations, cash flows and changes in equity of NEWCO in accordance with accounting principles

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

generally accepted in the United States of America (“GAAP”) for the preparation of carved-out combined financial statements.

NEWCO has historically operated as part of Fortive or Danaher and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of NEWCO are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to NEWCO and allocations of related assets, liabilities, and Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had NEWCO been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 19.

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions with Fortive relating to NEWCO are accounted for through the Net Parent Investment account of NEWCO. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to NEWCO in the financial statements.

Net Parent Investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of NEWCO. All significant transactions between NEWCO and Fortive have been included in the accompanying combined financial statements for the years ended December 31, 2018, 2017, and 2016. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Parent’s Equity as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within “Net Parent Investment.”

As part of Fortive, NEWCO engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented. The Company anticipates these transactions will be settled prior to the consummation of the IPO. All other intercompany accounts and transactions between the operations comprising NEWCO have been eliminated in the accompanying combined financial statements for the years ended December 31, 2018, 2017, and 2016.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. NEWCO bases these estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ from these estimates.

Accounts and Financing Receivables and Allowances for Doubtful Accounts and Credit Losses— All trade accounts and financing receivables are reported in the accompanying Combined Balance Sheets adjusted for any write-offs and net of allowances for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses represent management’s best estimate of the credit losses expected from NEWCO’s trade accounts and financing receivable portfolios. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net earnings.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO regularly performs detailed reviews of NEWCO’s portfolios to determine if an impairment has occurred and evaluate the collectability of receivables based on a combination of financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances for doubtful accounts are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances. If the financial condition of NEWCO’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves would be required. NEWCO does not believe that accounts and financing receivables represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas. The Company recorded $42.4 million, $30.2 million, and $29.6 million of expense associated with doubtful accounts and credit losses for the years ended December 31, 2018, 2017 and 2016, respectively.

Inventory Valuation—Inventories include the costs of material, labor and overhead. Domestic inventories are stated at the lower of cost or net realizable value primarily using the first-in, first-out (“FIFO”) method with certain businesses applying the last-in, first-out method (“LIFO”) to value inventory. Inventories held outside the United States are stated at the lower of cost or net realizable value primarily using the FIFO method.

Property, Plant and Equipment—Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years
Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease
Machinery and equipment	3 – 10 years

Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively. Amortization of capital lease assets is included in depreciation expense as a component of SG&A.

Other Assets—Other assets principally include deferred tax assets and other investments.

Fair Value of Financial Instruments—NEWCO’s financial instruments consist primarily of accounts receivable, obligations under trade accounts payable and short-term borrowings. Due to their short-term nature, the carrying values for accounts receivable, trade accounts payable and short-term borrowings approximate fair value.

Certain of NEWCO’s management employees participate in Parent’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are presented as a component of compensation and benefits accrual included in other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (“401(k) Programs”) (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Goodwill and Other Intangible Assets—In accordance with accounting standards related to business combinations, goodwill is not amortized, however, certain definite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. NEWCO reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. NEWCO also tests goodwill and intangible assets with indefinite lives at least annually for impairment. Refer to Note 7 for additional information about NEWCO’s goodwill and other intangible assets.

Revenue Recognition—NEWCO derives revenues primarily from the sale of products and services in the transportation technologies and franchise distribution markets. Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration NEWCO expects to be entitled to in exchange for those products or services.

Product Sales include revenues from the sale of products and equipment, which includes NEWCO’s software as a service product offerings, equipment rentals, and interest income related to NEWCO’s financing receivables.

Service Sales includes revenues from extended warranties, post-contract customer support (“PCS”), maintenance contracts or services, and services related to previously sold products.

Revenues associated with the Company’s interest income related to financing receivables are recognized to approximate a constant effective yield over the contract term.

For revenue related to a product or service to qualify for recognition, NEWCO must have an enforceable contract with a customer that defines the goods or services to be transferred and the payment terms related to those goods or services. Further, collection of substantially all consideration for the goods or services transferred must be probable based on the customer’s intent and ability to pay the promised consideration. NEWCO applies judgment in determining the customer’s ability and intention to pay, which is based on a combination of financial and qualitative factors, including the customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information.

Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are considered in determining the transaction price for the contract; these allowances and rebates are reflected as a reduction in the contract transaction price. Significant judgment is exercised in determining product returns, customer allowances and rebates, and are estimated based on historical experience and known trends.

Most of NEWCO’s sales contracts contain standard terms and conditions. The Company evaluates contracts to identify distinct goods and services promised in the contract (performance obligations). Sometimes this evaluation involves judgment to determine whether the goods or services are highly dependent on or highly interrelated with one another, or whether such goods or services significantly modify or customize one another. Certain customer arrangements include multiple performance obligations, typically hardware, installation, training, consulting, services and/or PCS. Generally, these elements are delivered within the same reporting period, except PCS or other services. The Company allocates the contract transaction price to each performance obligation using the observable price that the good or service sells for separately in similar circumstances and to similar customers, and/or a residual approach when the observable selling price of a good or service is not

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

known and is either highly variable or uncertain. Allocating the transaction price to each performance obligation sometimes requires significant judgment.

NEWCO’s principal terms of sale are FOB Shipping Point, or equivalent, and, as such, it primarily records revenue upon shipment as NEWCO has transferred control to the customer at that point and NEWCO’s performance obligations are satisfied. The Company evaluates contracts with delivery terms other than FOB Shipping Point and recognize revenue when it has transferred control and satisfied NEWCO’s performance obligations. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation, other services noted above or acceptance by the customer), revenue recognition is deferred until such obligations have been fulfilled. Further, revenue related to separately priced extended warranty and product maintenance agreements are deferred when appropriate and recognized as revenue over the term of the agreement.

Shipping and Handling—Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.

Advertising—Advertising costs are expensed as incurred.

Research and Development—NEWCO conducts research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of NEWCO’s existing products and expanding the applications for which uses of NEWCO’s products are appropriate. Research and development costs are expensed as incurred.

Restructuring—NEWCO periodically initiates restructuring activities to appropriately position NEWCO’s cost base relative to prevailing economic conditions and associated customer demand as well as in connection with certain acquisitions. Costs associated with restructuring actions can include one-time termination benefits and related charges in addition to facility closure, contract termination and other related activities. NEWCO records the cost of the restructuring activities when the associated liability is incurred. Refer to Note 13 for additional information.

Foreign Currency Translation and Transactions—Exchange rate adjustments resulting from foreign currency transactions are recognized in net earnings, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive income (loss) within Parent’s equity. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year end exchange rates and income statement accounts are translated at weighted average exchange rates. Net foreign currency transaction gains or losses were not material in any of the years presented.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Accumulated Other Comprehensive Income (Loss)—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in millions):

	Foreign currency translation adjustments	Pension & postretirement plan benefit adjustments(b)	Total
Balance, January 1, 2016	$148.8	$(5.9)	$142.9
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(27.9)	(0.3)	(28.2)
Income tax impact	—	0.1	0.1

Other comprehensive income (loss) before reclassifications, net of income taxes	(27.9)	(0.2)	(28.1)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	0.5 (a)	0.5
Income tax impact	—	(0.1)	(0.1)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	0.4	0.4

Net current period other comprehensive income (loss):	(27.9)	0.2	(27.7)

Balance, December 31, 2016	120.9	(5.7)	115.2
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	43.9	(0.7)	43.2
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	43.9	(0.7)	43.2
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	0.4 (a)	0.4
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes	—	0.4	0.4

Net current period other comprehensive income (loss)	43.9	(0.3)	43.6

Balance, December 31, 2017	164.8	(6.0)	158.8
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(33.5)	0.5	(33.0)
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	(33.5)	0.5	(33.0)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	0.5 (a)	0.5
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	0.5	0.5

Net current period other comprehensive income (loss):	(33.5)	1.0	(32.5)

Balance, December 31, 2018	$131.3	$(5.0)	$126.3

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Note 10 for additional details).
(b)	Includes balances relating to employee defined benefit plans.

Accounting for Stock-based Compensation—Certain employees of NEWCO participate in Fortive’s share-based compensation plans and previously Danaher’s stock-based compensation plan (the “Plans”), which include stock options and restricted stock units (“RSUs”). NEWCO accounts for stock-based compensation incurred by Fortive and Danaher by measuring the fair value of the award as of the grant date. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award.

Pension and Other Postretirement Benefit Plans—NEWCO measures its pension assets and obligations to determine the funded status of the plans as of December 31 and recognizes an asset for an overfunded status or a liability for an underfunded status on its balance sheet. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and are reported in other comprehensive income (loss). Refer to Note 10 for additional information on NEWCO’s pension plans including a discussion of actuarial assumptions, its policy for recognizing associated gains and losses and the method used to estimate service and interest cost components.

Income Taxes—NEWCO’s domestic and foreign operating results are included in the income tax returns of Fortive. NEWCO accounts for income taxes under the separate return method. Under this approach, NEWCO determines its deferred tax assets and liabilities and related tax expense as if it were filing a separate tax return. The accompanying Combined Balance Sheet does not contain current taxes payable or other long-term taxes payable liabilities as such amounts are deemed settled with Fortive when due and therefore included in Parent’s equity.

In accordance with GAAP, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in NEWCO’s tax return in future years for which the tax benefit has already been reflected on its Combined Statements of Earnings. NEWCO establishes valuation allowances for its deferred tax assets if, in its assessment, it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on NEWCO’s tax return but have not yet been recognized as an expense in its Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. The Company reevaluates the technical merits of its tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. The Company recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Refer to Note 12 for additional information.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Subsequent Events—NEWCO has evaluated subsequent events for recording or disclosure in these financial statements through September 6, 2019 the date the financial statements will be available to be issued.

New Accounting Standards

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity on which changes to the terms or conditions of share-based payment awards require an entity to apply the modification accounting provisions required in Topic 718. The Company adopted this standard beginning January 1, 2018 and the adoption did not have a material impact on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which aims to simplify the subsequent measurement of goodwill by removing Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new standard, an impairment loss will be recognized in the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard is effective for NEWCO prospectively beginning January 1, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification and presentation of eight specific cash flow issues in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies that restricted cash and restricted cash equivalents should be included in cash and cash equivalents in the statement of cash flows. The Company adopted these standards beginning January 1, 2018 using a retrospective transition approach and the adoption of these standards did not have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. This standard is effective for NEWCO beginning January 1, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), which aims to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification of certain items on the statement of cash flows and accounting for forfeitures. The ASU requires that the difference between the actual tax benefit realized upon exercise and the tax benefit recorded based on the fair value of the stock award at the time of grant (the “excess tax benefit”) be reflected as a reduction of the current period provision for income taxes with any shortfall recorded as an increase in the tax provision. Previously, the excess tax benefit was recorded as a component of additional paid-in capital. The ASU also requires the excess tax benefit realized to be reflected as an operating cash flow rather than as a financing cash flow under current GAAP. The Company adopted this standard beginning January 1, 2017 and realized a tax benefit of $4.8 million and $5.9 million for the years ended December 31, 2018 and 2017, respectively, related to stock options that were exercised and Stock Awards that vested.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. The standard also requires lessees and lessors to disclose the amount, timing and uncertainty of cash flows arising from leases. The accounting applied by a lessor is largely unchanged from the current standard. In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which provides additional implementation guidance on the previously issued ASU. This standard is effective for NEWCO beginning January 1, 2019, and it also provides for certain practical expedients that the Company plans to elect. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which provides an additional transition method that allows the initial application of the lease standard at the adoption date using a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. This standard was effective for NEWCO on January 1, 2019. The Company expects to recognize a right-of-use asset and lease liability for real estate and equipment leases of approximately $45 million on the Combined Balance Sheet utilizing the new transition method. NEWCO does not expect this standard to have a material impact on its future Combined Statements of Earnings.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), which modifies existing requirements regarding measuring inventory at the lower of cost or market. Under existing standards, the market amount requires consideration of replacement cost, net realizable value (“NRV”), and NRV less an approximately normal profit margin. The new ASU replaces market with NRV, defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This eliminates the need to determine and consider replacement cost or NRV less an approximately normal profit margin when measuring the market value of inventory. The Company adopted this standard prospectively beginning January 1, 2017 and the adoption of this standard did not have a material impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016 and 2017, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs, disclosure of performance obligations and provided additional implementation guidance. The new standard also requires additional disclosures intended to provide users of financial statements comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows from customer contracts, including judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company adopted this standard beginning January 1, 2018 using the modified retrospective method, and the recognition of revenue for the majority of customer contracts remained substantially unchanged, and for the customer contracts that changed the Company determined the impact to the financial statements to be immaterial. NEWCO has identified and implemented appropriate changes to its processes, systems and controls to support recognition and disclosure under the new standard. Furthermore, its disclosures have been expanded to meet the new standard’s disclosure objectives. Refer to Note 11 for the expanded disclosures.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 3. ACQUISITIONS

NEWCO continually evaluates potential acquisitions that either strategically fit with NEWCO’s existing portfolio or expand NEWCO’s portfolio into a new and attractive business area. The Company has completed a number of acquisitions that have been accounted for as purchases and have resulted in the recognition of goodwill in its financial statements. This goodwill arises because the purchase prices for these businesses reflect a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which NEWCO acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance NEWCO’s existing offerings to key target markets and develop new and profitable businesses, and the complementary strategic fit and resulting synergies these businesses bring to existing operations.

NEWCO makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains this information during due diligence and through other sources. In the months after closing, as it obtains additional information about these assets and liabilities, including through tangible and intangible asset appraisals, and learn more about the newly acquired business, the Company is able to refine the estimates of fair value and more accurately allocate the purchase price. Only items that existed as of the acquisition date are considered for subsequent adjustment. NEWCO is in the process of obtaining valuations of certain acquired assets and evaluating the tax impact in connection with certain acquisitions. The Company makes appropriate adjustments to purchase price allocations prior to completion of the applicable measurement period, as required.

The following describes the Company’s acquisition activity for the years ended December 31, 2018, 2017, and 2016:

Completed Acquisitions in 2018

Midco

On December 12, 2018, the Company acquired Midco Limited (“Midco”), a privately-held, leading fuel dispensing systems and related fueling station equipment engineer and manufacturer in India, for a total purchase price of $35.9 million, net of cash acquired. Midco’s core expertise is in designing high-precision, durable, safe and user-friendly products that enable service stations to function efficiently. Midco is headquartered in Mumbai, India, and generated annual revenues of approximately $37 million (unaudited) in 2017. We financed the acquisition with available cash and preliminarily recorded $29.4 million of goodwill, which is not tax deductible.

Revenue attributable to this acquisition was immaterial for the year ended December 31, 2018.

Completed Acquisitions in 2017

Orpak

On December 2, 2015, the Company purchased a 20% stake in Orpak Systems Limited (“Orpak”) for $20.0 million and accounted for this ownership stake under the equity method until it acquired the remaining 80% on August 31, 2017 (the “Orpak Acquisition”). Total cash consideration paid for the remaining 80% was $190.4 million, net of cash acquired. This resulted in the revaluation of its prior interest, and the Company recorded a gain from acquisition of $15.3 million. Immediately prior to the Orpak Acquisition on August 31, 2017, the Company’s investment in Orpak was valued at $21.6 million, reflecting its initial investment and all equity earnings attributable to NEWCO.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Orpak delivers comprehensive solutions to oil companies and commercial fleets, improving profitability and optimizing performance from the forecourt to the head office. Orpak is headquartered in Bnei Brak, Israel, and generated annual revenues of approximately $90 million (unaudited) in 2016. The Company recorded $183.5 million of goodwill related to the Orpak Acquisition, which is not tax deductible.

Revenue attributable to this acquisition was $34.6 million for the year ended December 31, 2017.

Completed Acquisitions in 2016

GTT

On August 18, 2016, the Company acquired Global Traffic Technologies, LLC (“GTT”), a privately-held global leader in priority traffic control technology for public transit and emergency vehicles, for a total purchase price of $78.0 million, net of cash acquired (the “GTT Acquisition”). GTT uses its patented technology to connect and communicate with intersections, vehicles, and emergency/transit operating systems to monitor, assess, and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. GTT is headquartered in Oakdale, Minnesota, and generated annual revenues of approximately $29 million (unaudited) in 2015. NEWCO financed the GTT Acquisition with available cash. The Company recorded $43.5 million of goodwill related to the GTT Acquisition, which is not tax deductible.

Revenue attributable to this acquisition was $12.2 million for the year ended December 31, 2016.

Transtech

In addition to the acquisition of GTT, during 2016, the Company acquired Transtech Driven Pty Ltd for total consideration of $12.9 million in cash. The annual revenues for the last completed fiscal year prior to the acquisition were approximately $6 million (unaudited). The Company recorded $8.6 million of goodwill related to this acquisition. Revenue attributable to this acquisition was $6.9 million for the year ended December 31, 2016.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all acquisitions consummated during the years ended December 31 ($ in millions):

	2018	2017	2016
Accounts receivable	$3.7	$35.9	$3.0
Inventories	3.9	12.5	2.1
Property, plant and equipment	0.4	6.0	0.4
Goodwill	29.4	183.5	52.1
Other intangible assets, primarily customer relationships, trade names and technology	—	84.0	45.2
Trade accounts payable	(0.1)	(10.8)	(1.3)
Other assets and liabilities, net	(1.4)	(120.1)	(10.6)
Previously held investment	—	(0.6)	—

Net cash consideration	$35.9	$190.4	$90.9

Transaction-related costs for acquisitions closed in 2018, 2017, and 2016 were immaterial. Transaction-related costs are recorded in SG&A.

Purchase price allocation adjustments recorded in 2018 and 2017 that related to acquisitions closed in 2017 and 2016 were immaterial.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Pro Forma Financial Information (Unaudited)

The unaudited pro forma information for the periods below gives effect to the 2018 and 2017 acquisitions as if they had occurred as of January 1, 2017. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time ($ in millions):

	2018	2017
Sales	$2,690.6	$2,596.3
Net earnings	$387.4	$370.9

Other Investments

On September 11, 2018, the Company acquired a minority interest in Tritium Holdings Pty, Ltd (“Tritium”) for $44.9 million. Tritium specializes in the design and manufacture of DC fast charging solutions for electric vehicles. Established in 2001, it launched its first DC fast charger in 2014, and has since become a leading global supplier, with installations in 26 countries. Tritium offers a range of hardware, software and services developed and designed to support the global transition to e-mobility. NEWCO’s investment in Tritium is recorded in Other assets on the Combined Balance Sheet at cost. The Company has elected to use the measurement alternative for equity investments without readily determinable fair values and evaluate this investment for indicators of impairment quarterly. The Company did not identify events or changes in circumstances that may have a significant effect on the fair value of the investment during the year ended December 31, 2018.

NOTE 4. INVENTORIES

The classes of inventory as of December 31 are summarized as follows ($ in millions):

	2018	2017
Finished goods	$106.7	$97.6
Work in process	31.9	20.4
Raw materials	111.8	95.1

Total	$250.4	$213.1

As of December 31, 2018 and 2017, the difference between inventories valued at LIFO and the value of that same inventory if the FIFO method had been used was not significant. The liquidation of LIFO inventory did not have a significant impact on the results of operations in any period presented.

NOTE 5. FINANCING RECEIVABLES

The Company’s financing receivables are comprised of trade accounts receivable with extended payment terms beyond one year (“A/R”), commercial purchase security agreements with the Company’s end customers (“PSAs”) and commercial loans to the Company’s franchisees (“Franchisee Notes”). Financing receivables are generally secured by the underlying tools and equipment financed.

PSAs are installment sales contracts originated between the franchisee and technicians or independent shop owners which enable these customers to purchase tools and equipment on an extended-term payment plan. PSA payment terms are generally up to five years. Upon origination, the Company assumes the PSA by crediting the franchisee’s trade accounts receivable. As a result, originations of PSAs are noncash transactions. The Company records PSAs at amortized cost.

Franchisee Notes have payment terms of up to 10 years and include financing to fund business startup costs including: 1) installment loans to franchisees used generally to finance inventory, equipment, and franchise fees; 2) lines of credit to finance working capital, including additional purchases of inventory.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Revenues associated with the Company’s interest income related to financing receivables are recognized to approximate a constant effective yield over the contract term.

Product sales to franchisees and the related financing income is included in cash flows from operating activities in the Combined Statements of Cash Flows.

The components of financing receivables with payments due in less than 12 months that are recorded in accounts receivable on the Combined Balance Sheets as of December 31 were as follows ($ in millions):

	2018	2017
Gross current financing receivables:
PSAs	$102.2	$94.9
Franchisee Notes	16.5	13.0

Current financing receivables, gross	$118.7	$107.9
Allowance for credit losses:
PSAs	$9.0	$9.2
Franchisee Notes	8.9	8.0

Total allowance for credit losses	17.9	17.2

Total current financing receivables, net	$100.8	$90.7

Net current financing receivables:
PSAs, net	$93.2	$85.7
Franchisee Notes, net	7.6	5.0

Total current financing receivables, net	$100.8	$90.7

The components of financing receivables with payments due beyond one year as of December 31 were as follows ($ in millions):

	2018	2017
Gross long-term financing receivables:
A/R	$4.0	$4.9
PSAs	220.8	202.0
Franchisee Notes	54.6	53.2

Long-term financing receivables, gross	$279.4	$260.1
Allowance for credit losses(a):
PSAs	$14.4	$14.4
Franchisee Notes	5.3	4.1

Total allowance for credit losses	19.7	18.5

Total long-term financing receivables, net	$259.7	$241.6

Net long-term financing receivables:
A/R, net	$4.0	$4.9
PSAs, net	206.4	187.6
Franchisee Notes, net	49.3	49.1

Total long-term financing receivables, net	$259.7	$241.6

(a)	There is no allowance recorded on A/R with extended payment terms beyond one year.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Principal payments due beyond one year for PSAs, Franchisee Notes and A/R as of December 31, 2018 and 2017 were scheduled as follows ($ in millions):

	2018			2017
	Purchase security agreements	Franchisee notes	A/R	Purchase security agreements	Franchisee notes	A/R
Due in Months:
13 to 24 months	$76.5	$13.5	$4.0	$68.2	$12.4	$4.9
25 to 36	69.2	5.7	—	63.4	5.7	—
37 to 48	52.8	6.1	—	49.8	6.3	—
49 to 60	22.3	6.4	—	20.6	6.5	—
Thereafter	—	22.9	—	—	22.3	—

Total	$220.8	$54.6	$4.0	$202.0	$53.2	$4.9

It is the Company’s general practice to not engage in contract or loan modifications of existing arrangements. In limited instances, the Company may modify certain impaired receivables with customers in bankruptcy or other legal proceedings or in the event of significant natural disasters. Restructured financing receivables as of and for the years ended December 31, 2018 and 2017 were immaterial.

Payment delinquency is the primary indicator of credit quality for the Company’s financing receivables. Depending on the contract, payments for financing receivables are due on a monthly or weekly basis. Weekly payments are converted into a monthly equivalent for purposes of calculating delinquency. Delinquencies are assessed at the end of each month following the monthly equivalent due date and the Company has three states of delinquency: 1) Past Due, 2) Impaired, and 3) Uncollectable.

Past Due Status

PSAs are considered past due when a contractual payment has not been made. If a customer is making payments on their account, interest will continue to accrue, and the PSA will not be deemed impaired. The table below sets forth the aging of the Company’s PSA balances at December 31 ($ in millions):

	30-59 days past due	60-90 days past due	Greater than 90 days past due	Total past due	Total not considered past due	Total	Greater than 90 days past due and accruing interest
2018	$3.5	$1.8	$7.2	$12.5	$310.5	$323.0	$7.2
2017	$3.5	$1.8	$8.2	$13.5	$283.4	$296.9	$8.2

Franchisee Notes are considered past due when payments have not been made for 21 days after the due date. Past due Franchisee Notes (where the franchisee had not yet separated) were immaterial as of December 31, 2018 and 2017.

Impaired Status

Financing receivables are evaluated for impairment monthly. A financing receivable is considered impaired when it is probable that all amounts related to the receivable will not be collected according to its contractual terms. When a financing receivable is deemed impaired, a reserve is recorded for the amounts not expected to be collected.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

PSAs are deemed impaired when contractually delinquent for 90 days.

Franchisee Notes are considered impaired when they become more than 35 days past due or upon separation of the franchisee. Impairment reserves take into account any security interest in underlying equipment. Franchisee Notes are reclassified to current when a franchisee begins the separation process either voluntarily or involuntarily. Involuntary separation generally occurs when Franchisee Notes are 35 days past due.

There were $33.5 million and $33.3 million of impaired PSAs as of December 31, 2018 and 2017, respectively. There were $12.4 million and $9.0 million of impaired Franchisee Notes as of December 31, 2018 and 2017, respectively, all of which related to franchisees in the separation process.

Uncollectable Status

PSAs are deemed uncollectable and written-off when they are both contractually delinquent and no payment has been received for 180 days. Prior to December 31, 2017, PSAs were deemed uncollectable and written-off when they are both contractually delinquent and no payment had been received for 365 days.

Franchisee Notes are generally deemed uncollectable and written-off after a distributor separates and no payments have been received for one year.

The Company stops accruing interest and other fees associated with financing receivables when (i) a customer is placed in uncollectible status and repossession efforts have begun; (ii) upon receipt of notification of bankruptcy; (iii) upon notification of the death of a customer; or (iv) in other instances in which management concludes collectability is not reasonably assured.

Allowance for Credit Losses related to Financing Receivables

The Company calculates the allowance for credit losses considering several factors including the aging of its financing receivables, historical credit loss and portfolio delinquency experience, and current economic conditions. The Company also evaluates financing receivables with identified exposures, such as customer defaults, bankruptcy, or other events, that make it unlikely it will recover the amounts owed to it. In calculating such reserves, the Company evaluates expected cash flows, including estimated proceeds from disposition of collateral, and calculates an estimate of the potential loss and the probability of loss. When a loss is considered probable on an individual financing receivable a specific reserve is recorded.

The following is a rollforward of the aggregated allowance for credit losses related to the Company’s financing receivables, for the years ended December 31, 2018, 2017 and 2016 ($ in millions):

	As of December 31,
	2018	2017	2016
Balance at beginning of year	$35.7	$58.1	$52.0
Provision for credit losses	22.3	23.0	22.3
Write-offs	(22.2)	(47.3)	(17.4)
Recoveries of amounts previously charged off	1.8	1.9	1.2

Balances at end of year	$37.6	$35.7	$58.1

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The following is a rollforward of the allowances for credit losses related to the Company’s PSAs and Franchisee Notes for the years ended December 31, 2018 and 2017 ($ in millions):

	December 31, 2018		December 31, 2017
	Purchase security agreements	Franchisee notes	Purchase security agreements	Franchisee notes
Balance at beginning of year	$23.6	$12.1	$44.6	$13.5
Provision for credit losses	15.8	6.5	16.9	6.1
Write-offs	(17.7)	(4.5)	(39.6)	(7.7)
Recoveries of amounts previously charged off	1.7	0.1	1.7	0.2

Balances at end of year	$23.4	$14.2	$23.6	$12.1

The allowance associated with the Company’s trade accounts receivable with extended payment terms is immaterial.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

The classes of property, plant and equipment as of December 31 are summarized as follows ($ in millions):

	2018	2017
Land and improvements	$6.5	$6.8
Buildings and leasehold improvements	58.6	53.2
Machinery and equipment	422.3	394.6

Gross property, plant and equipment	487.4	454.6
Less: accumulated depreciation	(306.8)	(255.4)

Property, plant and equipment, net	$180.6	$199.2

There was no interest allocated to capital projects or interest capitalized related to capitalized expenditures in any period.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is recorded when the purchase price of acquired businesses exceeds the fair value of separately identifiable tangible and intangible assets acquired less assumed liabilities. The Company assesses goodwill of each of its reporting units for impairment at least annually as of the first day of the fourth quarter and as “triggering” events occur that indicate that it is more likely than not that an impairment exists. The Company elected to bypass the optional qualitative goodwill assessment allowed by applicable accounting standards and performed a quantitative impairment test for all reporting units as this was determined to be the most effective method to assess for impairment across its reporting units.

The Company estimates the fair value of its reporting units primarily using a market approach, based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of NEWCO’s reporting units, in addition to recent market available sale transactions of comparable businesses. In certain circumstances the Company also evaluates other factors including estimating fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions and financial and operating performance in order to validate the results of the market approach. If the estimated fair value of the

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

reporting unit is less than its carrying value, NEWCO must perform additional analysis to determine if the reporting unit’s goodwill has been impaired.

In 2018, the Company had five reporting units for goodwill impairment testing. The carrying value of the goodwill included in each individual reporting unit ranges from $15 million to approximately $738 million. No goodwill impairment charges were recorded for the years ended December 31, 2018, 2017 and 2016, and no “triggering” events have occurred subsequent to the performance of the 2018 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated, and a charge would be taken against net earnings.

The following is a rollforward of the Company’s goodwill ($ in millions):

Total
Balance, January 1, 2017	$922.0
Additions to goodwill for current year acquisitions	183.5
Foreign currency translation and other	23.5

Balance, December 31, 2017	1,129.0
Additions to goodwill for current year acquisitions	29.4
Foreign currency translation and other	(18.9)

Balance, December 31, 2018	$1,139.5

Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful lives. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in millions):

	2018		2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:
Patents and technology	$68.7	$(38.8)	$69.4	$(33.3)
Customer relationships and other intangibles	252.9	(97.5)	258.9	(77.7)

Total finite-lived intangibles	321.6	(136.3)	328.3	(111.0)
Indefinite-lived intangibles:
Trademarks and trade names	104.9	—	105.5	—

Total intangibles	$426.5	$(136.3)	$433.8	$(111.0)

During 2018, no finite-lived intangible assets were acquired. During 2017, the Company acquired finite-lived intangible assets, consisting primarily of customer relationships and developed technology, with a weighted average life of 10 years. Refer to Note 3 for additional information on the intangible assets acquired.

Based on the intangible assets recorded as of December 31, 2018, amortization expense is estimated to be $30 million during 2019, $28 million during 2020, $26 million during 2021, $21 million during 2022 and $18 million during 2023.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31 were as follows ($ in millions):

	2018		2017
	Current	Noncurrent	Current	Noncurrent
Taxes, income and other	$20.2	$101.1	$26.3	$92.6
Deferred revenue	117.2	60.7	111.9	56.5
Compensation, pension and postretirement benefits	74.8	23.1	79.7	25.2
Warranty	55.0	0.9	50.0	1.0
Sales and product allowances	33.7	—	27.6	—
Claims, including self-insurance and litigation	6.2	53.2	13.4	45.5
Other	50.1	45.5	44.9	45.3

Total	$357.2	$284.5	$353.8	$266.1

NOTE 9. FINANCING

NEWCO has entered into short-term borrowing arrangements with various banks to facilitate short-term cash flow requirements in certain countries. Additionally, certain NEWCO businesses participated in Fortive’s cash pooling arrangements. At the end of December 31, 2018 and December 31, 2017, certain NEWCO businesses were in a cash overdraft position, and such overdrafts are included in short-term borrowings on the Combined Balance Sheets.

As part of Fortive, NEWCO engaged in intercompany financing transactions. Transactions between Fortive and NEWCO have been included in long-term debt on the Combined Balance Sheets. As of December 31, 2018, these loans bear interest an average rate of approximately 1.0%. The Company anticipates these transactions will be settled prior to the consummation of the IPO.

Third party debt held by Fortive and the related interest expense was not allocated to the Company.

The following table reflects the carrying value of the components of the Company’s debt ($ in millions):

	December 31, 2018	December 31, 2017
Short-term borrowings:
8.45% Credit Facility due September 2019	$10.3	$—
15.5% Term loan due August 2018	—	1.1
Other short-term borrowings and bank overdrafts	8.2	8.5

Total short-borrowings	$18.5	$9.6

Long-term debt:
Related-party loans with Fortive entities	$219.2	$192.1
Capital Lease obligations	3.3	3.4

Long-term debt	$222.5	$195.5

Debt issuance costs that have been netted against the aggregate principal amounts of the components of debt table above are immaterial. Given the nature of NEWCO’s borrowings, the carrying value approximates fair value.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

8.45% Credit Facility due September 2019

On September 19, 2018, the Company entered into a credit facility with Citibank, N.A. with borrowing capacity of up to 2 billion Indian Rupees (or approximately $28.7 million as of December 31, 2018) to facilitate working capital needs for certain businesses in India. As of December 31, 2018, the Company had approximately $18.4 million in remaining borrowing capacity. The effective interest rate associated with its outstanding borrowings was 8.45% as of December 31, 2018.

Other

In 2018, the Company repaid the 15.5% term loan that was acquired with the Orpak acquisition.

The interest rate associated with the Company’s other short-term borrowings and bank overdrafts as of December 31, 2018 was approximately 10.2%.

Interest payments associated with the above borrowings were immaterial for the years ended December 31, 2018, 2017, and 2016.

NOTE 10. PENSION PLANS

Certain of NEWCO’s employees participate in noncontributory defined benefit pension plans. In general, the Company’s policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan’s funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

The following sets forth the funded status of NEWCO’s plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in millions):

	U.S. Pension Benefits		Non-U.S. Pension Benefits
	2018	2017	2018	2017
Change in pension benefit obligation:
Benefit obligation at beginning of year	$7.3	$7.5	$14.6	$13.6
Service cost	—	—	0.3	0.3
Interest cost	0.2	0.2	0.4	0.4
Benefits paid and other	(0.6)	(0.6)	(1.8)	(1.6)
Actuarial loss (gain)	(0.2)	0.2	(0.7)	0.3
Foreign exchange rate impact and other	—	—	(1.0)	1.6

Benefit obligation at end of year	6.7	7.3	11.8	14.6

Change in plan assets:
Fair value of plan assets at beginning of year	—	—	9.5	8.8
Actual return on plan assets	—	—	(0.1)	0.7
Employer contributions	0.6	0.6	0.6	0.9
Employee contributions	—	—	—	—
Benefits paid and other	(0.6)	(0.6)	(1.8)	(1.6)
Foreign exchange rate impact and other	—	—	(0.8)	0.7

Fair value of plan assets at end of year	—	—	7.4	9.5

Funded status	$(6.7)	$(7.3)	$(4.4)	$(5.1)

The difference between the accumulated benefit obligation and the projected benefit obligation as of December 31, 2018 and 2017 is immaterial.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Weighted average assumptions used to determine benefit obligations at date of measurement

	U.S. Pension Plan		Non-U.S. Pension Plans
	2018	2017	2018	2017
Discount rate	4.18%	3.49%	3.06%	3.12%
Rate of compensation increase(a)	N/A	N/A	3.00%	3.41%

(a)	The U.S. plan is frozen.

Components of net periodic pension cost

	U.S. Pension Benefits		Non-U.S. Pension Benefits
($ in millions)	2018	2017	2018	2017
Service cost	$—	$—	$0.3	$0.3
Interest cost	0.2	0.2	0.4	0.4
Expected return on plan assets	—	—	(0.5)	(0.5)
Amortization of net loss	0.2	0.2	0.3	0.2

Net periodic pension cost	$0.4	$0.4	$0.5	$0.4

Included in accumulated other comprehensive income (loss) as of December 31, 2018 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service cost of approximately $4.9 million ($3.8 million, net of tax) and immaterial unrecognized actuarial losses. The unrecognized prior service cost included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic pension cost during the year ending December 31, 2019 is immaterial. The actuarial losses included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic pension cost during the year ending December 31, 2019 are immaterial. The unrecognized losses are calculated as the difference between the actuarially determined projected benefit obligation, the value of the plan assets and the accumulated contributions in excess of net periodic pension cost as of December 31, 2018. No plan assets are expected to be returned to the Company during the year ending December 31, 2019.

Weighted average assumptions used to determine net periodic pension cost at date of measurement:

	U.S. Pension Plans		Non-U.S. Pension Plans
	2018	2017	2018	2017
Discount rate	3.49%	3.91%	3.12%	3.34%
Expected return on plan assets	N/A	N/A	5.51%	5.47%
Rate of compensation increase	N/A	N/A	3.41%	3.42%

For non-U.S. plans, discount rates appropriate for each plan are determined based on investment grade instruments with maturities approximately equal to the average expected benefit payout under the plan.

The expected rates of return on plan assets reflect the asset allocation of the plans and ranged from 2.75% to 6.0% in both 2018 and 2017. The expected rates of return on plan asset assumptions for the non-U.S. plans were determined on a plan-by-plan basis based on the composition of assets.

NEWCO reports all components of net periodic pension costs, with the exception of service costs, in other non-operating expenses as a component of non-operating income in the accompanying Combined Statements of Earnings for all periods presented. Service costs are reported in cost of sales and selling, general and administrative expenses in the accompanying Combined Statements of Earnings according to the classification of the participant’s compensation.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Plan Assets

Plan assets are invested in various equity and debt securities as determined by the administrator of each plan. Some of these investments, consisting of mutual funds and other private investments, are valued using the net asset value (“NAV”) method as a practical expedient. The investments valued using the NAV method are allocated across a broad array of funds and diversify the portfolio. The value of the plan assets directly affects the funded status of the Company’s pension plans recorded in the financial statements.

The fair values of NEWCO’s pension plan assets as of December 31, 2018, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.4	$—	$—	$0.4
Mutual funds	—	6.5	—	6.5

Total	$0.4	$6.5	$—	$6.9
Investments measured at NAV(a):
Mutual funds				0.1
Other private investments				0.4

Total assets at fair value				$7.4

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

The fair values of NEWCO’s pension plan assets as of December 31, 2017, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.7	$—	$—	$0.7
Mutual funds	—	8.0	—	8.0

Total	$0.7	$8.0	$—	$8.7
Investments measured at NAV(a):
Mutual funds				0.4
Other private investments				0.4

Total assets at fair value				$9.5

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

Certain mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded. Common stock, corporate bonds and mutual funds that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.

Certain mutual funds and other private investments are valued using NAV based on the information provided by the asset fund managers, which reflects the plan’s share of the fair value of the

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

net assets of the investment. Depending on the nature of the assets, the underlying investments are valued using a combination of either discounted cash flows, earnings and market multiples, third party appraisals or through reference to the quoted market prices of the underlying investments held by the venture, partnership or private entity where available. In addition, some of these investments have limits on their redemption to monthly, quarterly, semiannually or annually and may require up to 90 days prior written notice. Valuation adjustments reflect changes in operating results, financial condition or prospects of the applicable portfolio company.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Contributions

During 2018, Fortive contributed $0.6 million on behalf of NEWCO to the non-U.S. defined benefit pension plans. During 2019, cash contribution requirements for non-U.S. defined benefit pension plans are expected to be approximately $1.2 million.

The following sets forth benefit payments to participants, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in millions):

	U.S Pension Plans	Non-U.S. Pension Plans	All Pension Plans
2019	$0.6	$0.6	$1.2
2020	0.6	0.7	1.3
2021	0.6	0.7	1.3
2022	0.6	1.0	1.6
2023	0.6	0.6	1.2
2024-2028	2.6	3.6	6.2

Defined Contribution Plans

Fortive administers and maintains 401(k) programs for the benefit of U.S. employees on behalf of NEWCO. Contributions are determined based on a percentage of compensation. The Company recognized compensation expense for its participating U.S. employees in the 401(k) Programs totaling $14.3 million in 2018, $13.7 million in 2017 and $13.0 million in 2016.

NOTE 11. SALES

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting policy under ASC Topic 605 Revenue Recognition. The Company recorded an immaterial transition adjustment to opening Net Parent Investment as of January 1, 2018 due to the cumulative impact of adopting Topic 606. The impact to revenues as a result of applying Topic 606 for the year ended December 31, 2018 was immaterial.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO’s significant accounting policies are detailed in Note 2 of the combined financial statements. Significant changes to the accounting policies as a result of adopting Topic 606 are discussed below:

Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services.

Contract Assets—In certain circumstances, the Company records contract assets that include unbilled amounts typically resulting from sales under contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not only subject to the passage of time. Contract assets were immaterial as of December 31, 2018.

Contract Costs—The Company incurs direct incremental costs to obtain certain contracts, typically sales-related commissions and costs associated with assets used by our customers in certain service arrangements. Deferred sales-related commissions are generally not capitalized as the amortization period is one year or less, and the Company elected to use the practical expedient to expense these sales commissions as incurred. Contract costs with amortization periods greater than one year were $38.8 million as of December 31, 2018.

Impairment losses related to contract-related assets were immaterial in the year ended December 31, 2018.

Contract Liabilities—The Company’s contract liabilities consist of deferred revenue generally related to post contract support (“PCS”) and extended warranty sales. In these arrangements, the Company generally receives up-front payment and recognizes revenue over the term of the contracts. Deferred revenue is classified as current or noncurrent based on the timing of when revenue is expected to be recognized. The noncurrent portion of deferred revenue is included in other long-term liabilities in the accompanying Combined Balance Sheets.

The Company’s contract liabilities consisted of the following ($ in millions):

	December 31, 2018	December 31, 2017
Deferred sales—current	$117.2	$111.9
Deferred sales—noncurrent	60.7	56.5

Total contract liabilities	$177.9	$168.4

Acquisitions that closed in 2018 added an immaterial amount of additional contract liabilities as of December 31, 2018. The increase in the Company’s contract liabilities from December 31, 2017 to December 31, 2018 was primarily due to the timing of cash receipts and sales of PCS and extended warranty services. During the year ended December 31, 2018, the Company recognized $66.8 million of revenue related to its contract liabilities at January 1, 2018.

Remaining Performance Obligations—Remaining performance obligations represent the transaction price of firm, noncancelable orders, and the annual contract value for software as a service contracts, with expected customer delivery dates beyond one year from December 31, 2018 for which work has not been performed. The Company has excluded performance obligations with an original expected duration of one year or less. Performance obligations as of December 31, 2018 are $399.1 million, the majority of which are related to the annual contract value for software as a service contracts. The Company expects approximately 40% of the remaining performance obligations will be fulfilled within the next two years, 70% within the next three years and substantially all within four years.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by sales of products and services, major product group and end market, as it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregation of revenue for the years ended December 31 is presented as follows ($ in millions):

	2018	2017	2016
Sales:
Sales of products	$2,408.1	$2,241.3	$2,142.7
Sales of services	257.8	256.9	245.4

Total	$2,665.9	$2,498.2	$2,388.1

Major Product Group:
Professional tools and equipment	$2,026.3	$1,872.1	$1,770.0
Franchise Distribution	639.6	626.1	618.1

Total	$2,665.9	$2,498.2	$2,388.1

End Markets:
Retail fueling(a)	$1,768.1	$1,631.8	$1,544.4
Vehicle repair(a)	581.6	569.4	562.2
Other	316.2	297.0	281.5

Total	$2,665.9	$2,498.2	$2,388.1

(a)

Retail fueling, vehicle repair, and other include sales made through third-party distributors. Total distributor sales for the years ended December 31, 2018, 2017, and 2016 were $1,402.1 million, $1,344.2 million, and $1,281.6 million, respectively.

NOTE 12. INCOME TAXES

NEWCO’s operating results were included in Fortive’s various consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. NEWCO’s combined financial statements reflect income tax expense and deferred tax balances as if it had filed tax returns on a standalone basis separate from Fortive. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if NEWCO was a separate taxpayer and a standalone enterprise for all periods presented. The Parent’s global tax model has been developed based on its entire portfolio of businesses. In addition, no significant third-party interest expense has been attributed to NEWCO in book income, which has a material impact on a number of components of the effective tax rate for the year ended December 31, 2018, particularly in light of the impacts of the Tax Cuts and Jobs Act (the “TCJA”) . Accordingly, NEWCO’s results as presented are not necessarily indicative of future performance and do not necessarily reflect the results had NEWCO been an independent, publicly traded company for the periods presented.

Tax Cuts and Jobs Act

On December 22, 2017, the U.S. enacted comprehensive tax reform commonly referred to as the TCJA. The TCJA represents a significant overhaul to the U.S. federal tax code. The TCJA impacts, among other things, U.S. corporate tax rates, business-related exclusions, deductions, and credits. During 2018, the U.S. Treasury Department issued significant initial guidance. The Company has completed the accounting for all the impacts of the TCJA based upon the proposed regulations and guidance already provided by federal authorities as of December 31, 2018.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The U.S. Government is still issuing significant amounts of TCJA guidance that NEWCO expects to continue into the foreseeable future. On January 15, 2019, Treasury and the Internal Revenue Service issued final Treasury Regulations under Section 965 of the Internal Revenue Code involving the one-time transition tax on international earnings. These final Treasury Regulations are retroactive to the enactment of Section 965 of the TCJA on December 22, 2017. Any future adjustments resulting from guidance issued after December 31, 2018 will be considered as discrete income tax expense or benefit in the interim period the guidance is issued.

During 2018, Fortive made the election on its 2017 Federal Income Tax Return to pay the one-time TCJA Transition Tax liability over an eight-year period without interest, as allowed by TCJA. In 2017, the current federal provision for income taxes includes a one-time amount payable to the U.S. for the Transition Tax which was recorded in Parent’s equity as it was deemed immediately settled with Fortive.

NEWCO has separately presented the impacts of the TCJA in the tables below, including existing current and deferred tax amounts.

Earnings and Income Taxes

Earnings before income taxes for the years ended December 31 were as follows ($ in millions):

	2018	2017	2016
United States	$462.0	$445.3	$425.6
International	46.6	79.2	50.7

Total	$508.6	$524.5	$476.3

The provision for income taxes for the years ended December 31 were as follows ($ in millions):

	2018	2017	2016
Current:
Federal U.S.	$71.2	$124.6	$118.0
Non-U.S.	25.5	19.7	9.3
State and local	19.3	17.8	19.4
Deferred:
Federal U.S.	9.2	(16.4)	18.0
Non-U.S.	(3.7)	1.5	5.9
State and local	0.6	3.5	1.0

Income tax provision	$122.1	$150.7	$171.6

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Deferred Tax Assets and Liabilities

All deferred tax assets and liabilities have been classified as noncurrent and are included in other assets and other long-term liabilities in the accompanying Combined Balance Sheets. Deferred income tax assets and liabilities as of December 31 were as follows ($ in millions):

	2018	2017
Deferred Tax Assets:
Allowance for doubtful accounts	$14.4	$19.8
Inventories	7.9	9.8
Pension benefits	0.8	1.4
Other accruals and prepayments	28.3	33.1
Deferred revenue	5.8	5.0
Warranty services	11.7	17.0
Stock-based compensation expense	4.9	6.5
Tax credit and loss carryforwards	29.0	19.3
Valuation allowances	(24.7)	(14.3)

Total deferred tax asset	$78.1	$97.6

Deferred Tax Liabilities:
Property, plant and equipment	(11.2)	(12.5)
Insurance, including self-insurance	(68.7)	(83.4)
Goodwill and other intangibles	(70.4)	(106.2)
Other	(1.3)	—

Total deferred tax liability	$(151.6)	$(202.1)

Estimated revaluation of deferred tax assets	—	(28.6)
Estimated revaluation of deferred tax liabilities	—	66.0

Net deferred tax liability	$(73.5)	$(67.1)

NEWCO’s deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. NEWCO evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates.

If NEWCO experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, it normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise.

However, if NEWCO experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, it then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, NEWCO would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, NEWCO established a valuation allowance. NEWCO’s separate return basis tax loss and tax credit carry backs may not reflect the tax positions taken or to be taken by Fortive. In many cases

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

the tax losses and tax credits generated by NEWCO have been available for use by Fortive and may remain with Fortive after the IPO.

Applying the above methodology, valuation allowances have been established for certain deferred income tax assets to the extent they are not expected to be realized within the tax carryforward period.

Deferred taxes associated with U.S. businesses consist of net deferred tax liabilities of approximately $76.8 million and $67.2 million inclusive of valuation allowance of $9.3 million and $5.3 million as of December 31, 2018 and December 31, 2017, respectively. Deferred taxes associated with non-U.S. entities consist of net deferred tax assets of approximately $3.3 million and $0.2 million inclusive of valuation allowances of $15.4 million and $9.0 million as of December 31, 2018 and December 31, 2017, respectively. During 2018, NEWCO’s valuation allowance increased by $10.4 million due primarily to valuation allowances related to foreign net operating losses and U.S. credits.

As of December 31, 2018, NEWCO’s U.S. and non-U.S. net operating loss carryforwards totaled $6.8 million and $81.3 million, respectively. Recognition of some of these loss carryforwards is subject to an annual limit, which may cause them to expire before they are used.

As of December 31, 2018, NEWCO had $9.3 million in foreign tax credit carryforwards offset with a full valuation allowance of $9.3 million.

Effective Income Tax Rate

The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Earnings
	2018	2017	2016
Statutory federal income tax rate	21.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
State income taxes (net of federal income tax benefit)	3.1%	2.5%	2.6%
Foreign income taxed at different rate than U.S. statutory rate	2.2%	(2.0)%	(1.5)%
U.S. federal permanent differences related to the TCJA tax reform	(1.8)%	—%	—%
Compensation Related	(0.5)%	(0.5)%	0.1%
Other	—%	(0.5)%	(0.2)%

Effective income tax rate prior to one-time TCJA	24.0%	34.5%	36.0%

Deferred Tax Revaluation	—%	(7.1)%	—%
Transition Tax	—%	1.3%	—%

Total one-time impacts related to the TCJA	—%	(5.8)%	—%

Estimated effective income tax rate including one-time impacts of the TCJA	24.0%	28.7%	36.0%

NEWCO recorded the deferred tax revaluation which was recorded to reflect the reduction in the U.S. corporate income tax rate from 35.0% to 21.0%. In accordance with accounting guidance, NEWCO measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. NEWCO’s 2017 deferred federal and state income tax provisions include a tax benefit of $37.5 million related to the deferred tax revaluation.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO’s estimated effective tax rate for 2018 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the U.S. taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

NEWCO’s effective tax rate for 2017, including one-time impacts of the TCJA, differs from the U.S. federal statutory rate of 35.0% due primarily to net favorable impacts associated with the TCJA, mix of earnings outside the U.S. taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

NEWCO’s effective tax rate for 2016, differs from the U.S. federal statutory rate of 35.0% due primarily to mix of earnings outside the U.S. taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

NEWCO conducts operations globally, and, as part of their global business, NEWCO files numerous income tax returns in the U.S. federal, state and foreign jurisdictions both with Fortive and separately. NEWCO together and separately with Fortive are routinely examined by various domestic and international taxing authorities. Fortive is subject to examination in the United States, various states and foreign jurisdiction for the tax years 2010 to 2018. NEWCO’s global tax positions are reviewed on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary. Certain tax liabilities associated with NEWCO only tax return filings will be retained by NEWCO. Tax liabilities arising from joint returns with both NEWCO and Fortive businesses will remain with Fortive after the IPO.

Unrecognized Tax Benefits

As of December 31, 2018, gross unrecognized tax benefits were $11.5 million ($11.2 million total, including $2.5 million associated with interest and penalties, and net of the impact of $2.8 million of indirect tax benefits). As of December 31, 2017, gross unrecognized tax benefits for continuing operations were $11.3 million ($10.9 million total, including $2.3 million associated with interest and penalties, and net of the impact of $2.7 million of indirect tax benefits). NEWCO recognized approximately $0.2 million in potential interest and penalties associated with uncertain tax positions during 2018, $0.2 million during 2017 and $0.4 million in 2016. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties and net of indirect offsets) will be reduced and reflected as a reduction of the overall income tax provision. Unrecognized tax benefits and associated accrued interest and penalties are included in NEWCO’s income tax provision.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows ($ in millions):

	2018	2017	2016
Unrecognized tax benefits, beginning of year	$11.3	$10.8	$8.9
Additions based on tax positions related to the current year	0.2	0.5	1.9

Unrecognized tax benefits, end of year	$11.5	$11.3	$10.8

Repatriation and Unremitted Earnings

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

operations. Financial transactions relating to NEWCO are accounted for through the Net Parent Investment account of the Company. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to NEWCO in the financial statements.

The TCJA eliminated the U.S. tax cost for qualified repatriation beginning in 2018. Pre-2018 foreign cumulative earnings remain subject to foreign remittance taxes. As a result of the TCJA, Fortive repatriated cash, a portion of which was related to NEWCO. This excludes foreign earnings: 1) required as working capital for local operating needs, 2) subject to local law restrictions, 3) subject to high foreign remittance tax costs, 4) previously invested in physical assets or acquisitions, or 5) intended for future acquisitions/growth. For most of Fortive’s foreign operations, including operations of NEWCO, Fortive makes an assertion regarding the amount of earnings in excess of intended repatriation that are expected to be held for indefinite reinvestment. No provisions for foreign remittance taxes have been made with respect to earnings of NEWCO that are planned to be reinvested indefinitely. The amount of foreign remittance taxes that may be applicable to such earnings is not readily determinable given local law restrictions that may apply to a portion of such earnings, unknown changes in foreign tax law that may occur during the restriction period, and the various tax planning alternatives Fortive could employ on behalf of NEWCO if it repatriated these earnings.

NOTE 13. RESTRUCTURING AND OTHER RELATED CHARGES

Restructuring and other related charges for the years ended December 31 were as follows ($ in millions):

	2018	2017	2016
Employee severance related	$2.0	$3.6	$6.1
Facility exit and other related	—	—	2.5
Impairment charges	0.5	2.2	4.8

Total restructuring and other related charges	$2.5	$5.8	$13.4

Substantially all restructuring activities initiated in 2018 were completed by December 31, 2018. NEWCO expects substantially all cash payments associated with remaining termination benefits recorded in 2018 will be paid during 2019. Substantially all planned restructuring activities related to the 2017 and 2016 plans have been completed. Impairment charges relate to certain intangible assets.

The nature of NEWCO’s restructuring and related activities initiated in 2018, 2017, and 2016 focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. NEWCO incurred these costs to provide superior products and services to NEWCO customers in a cost efficient manner while taking into consideration broad economic uncertainties.

The table below summarizes the accrual balance and utilization by type of restructuring cost associated with the Company’s 2018 and 2017 restructuring actions ($ in millions):

	Balance as of January 1, 2017	Costs Incurred	Paid/ Settled	Balance as of December 31, 2017	Costs Incurred	Paid/ Settled	Balance as of December 31, 2018
Employee severance and related	$1.9	$3.6	$(3.5)	$2.0	$2.0	$(2.3)	$1.7
Facility exit and other related	0.7	2.2	(2.5)	0.4	0.5	(0.8)	0.1

Total	$2.6	$5.8	$(6.0)	$2.4	$2.5	$(3.1)	$1.8

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The restructuring and other related charges incurred during 2018 include cash charges of $2.0 million and $0.5 million of noncash charges. The restructuring and other related charges incurred during 2017 included cash charges of $3.6 million and $2.2 million of noncash charges. The restructuring and other related charges incurred during 2016 included cash charges of $8.6 million and $4.8 million of noncash charges. These charges are reflected in the following captions in the accompanying Combined Statements of Earnings ($ in millions):

	2018	2017	2016
Cost of sales	$0.4	$0.3	$5.0
Selling, general, and administrative expenses	2.1	5.5	8.4

Total	$2.5	$5.8	$13.4

NOTE 14. LEASES AND COMMITMENTS

NEWCO operating leases extend for varying periods of time up to 15 years and, in some cases, contain renewal options that would extend existing terms beyond 15 years. Future minimum rental payments for all operating leases having initial or remaining noncancelable lease terms in excess of one year are $18.9 million in 2019, $11.8 million in 2020, $8.9 million in 2021, $4.8 million in 2022, $3.3 million in 2023 and $7.7 million thereafter. Total rent expense for all operating leases was $23.1 million, $16.3 million and $17.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

NEWCO generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and can extend up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of NEWCO’s accrued warranty liability ($ in millions):

Balance, January 1, 2017	$46.2
Accruals for warranties issued during the period	62.3
Settlements made	(57.6)
Effect of foreign currency translation	0.1

Balance, December 31, 2017	51.0
Accruals for warranties issued during the period	63.6
Settlements made	(61.2)
Additions due to acquisitions	2.6
Effect of foreign currency translation	(0.1)

Balance, December 31, 2018	$55.9

NOTE 15. LITIGATION AND CONTINGENCIES

NEWCO is, from time to time, subject to a variety of litigation and other proceedings incidental to NEWCO’s business, including lawsuits involving claims for damages arising out of the use of NEWCO’s products, software and services, claims relating to intellectual property matters, employment matters, commercial disputes, product liability (including asbestos exposure claims) and personal injury

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

as well as regulatory investigations or enforcement. NEWCO may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with divested businesses. Some of these lawsuits may include claims for punitive and consequential as well as compensatory damages. Based upon NEWCO’s experience, current information and applicable law, NEWCO does not believe that these proceedings and claims will have a material adverse effect on NEWCO’s financial position, results of operations or cash flows.

While Fortive maintains workers’ compensation, property, cargo, automobile, crime, fiduciary, product, general, and director’s and officer’s liability insurance on behalf of NEWCO that cover a portion of these claims, this insurance may be insufficient or unavailable to cover such losses. In addition, while NEWCO believes it is entitled to indemnification from third parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses. On behalf of NEWCO, Fortive maintains third party insurance policies up to certain limits to cover certain liability costs in excess of predetermined retained amounts. For most insured risks, Fortive purchases outside insurance coverage on behalf of NEWCO only for severe losses (stop loss insurance) and reserves are established and maintained with respect to amounts within the self-insured retention.

In accordance with accounting guidance, NEWCO records a liability in the combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of NEWCO’s specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While NEWCO actively pursues financial recoveries from insurance providers, NEWCO does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves NEWCO has established are inadequate, NEWCO would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect NEWCO’s net earnings.

In connection with the recognition of liabilities for asbestos related matters, NEWCO records insurance recoveries that are deemed probable and estimable. In assessing the probability of insurance recovery, NEWCO makes judgments concerning insurance coverage that NEWCO believes are reasonable and consistent with NEWCO’s historical dealings and knowledge of any pertinent solvency issues surrounding insurers. While the substantial majority of its insurance carriers are solvent, some of its individual carriers are insolvent, which has been considered in the NEWCO analysis of probable recoveries. Projecting future events is subject to various uncertainties that could cause insurance recoveries on asbestos related liabilities to be higher or lower than those projected and recorded. Given the inherent uncertainty in making future projections, NEWCO reevaluates projections concerning the Company’s probable insurance recoveries considering any changes to the projected liabilities, the Company’s recovery experience or other relevant factors that may impact future insurance recoveries.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO recorded liabilities associated with known and future expected asbestos claims of $52.7 million and $53.6 million as of December 31, 2018 and 2017, respectively. Known and future expected asbestos claims of $5.2 million and $12.1 million are included in accrued expenses and other current liabilities on the Combined Balance Sheets as of December 31, 2018 and 2017, respectively. Known and future expected asbestos claims of $47.5 million and $41.5 million are included in other long-term liabilities on the Combined Balance Sheets as of December 31, 2018 and 2017, respectively.

NEWCO recorded the related projected insurance recoveries of $19.9 million and $25.1 million as of December 31, 2018 and 2017, respectively. Insurance recoveries in the Combined Balance Sheets as of December 31, 2018 include $3.6 million in prepaid expenses and other current assets and $16.3 million in other assets. Insurance recoveries in the Combined Balance Sheets as of December 31, 2017 include $11.1 million in prepaid expenses and other current assets and $14.0 million in other assets.

As of December 31, 2018 and 2017, NEWCO had guarantees consisting primarily of outstanding standby letters of credit, bank guarantees, and performance and bid bonds of approximately $53.8 million and $46.8 million, respectively. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure NEWCO’s obligations and/or performance requirements related to specific transactions. NEWCO believes that if the obligations under these instruments were triggered, they would not have a material effect on NEWCO’s financial statements.

NOTE 16. STOCK BASED COMPENSATION

NEWCO has no stock-based compensation plans; however, certain of its employees are eligible to participate in the following plans (“the Plans”), which include restricted stock units (“RSUs”), restricted stock awards (“RSAs”) (collectively, “Stock Awards” or “Stock Plans”) and stock options. All current grants of stock options and Stock Awards are made under the Plans.

In connection with the Separation from Danaher, Fortive adopted the 2016 Stock Incentive Plan (the “Stock Plan”) that became effective upon Fortive’s separation from Danaher. Outstanding equity awards of Danaher held by employees of NEWCO upon the Separation from Danaher were converted into or replaced with Fortive equity awards (the “Conversion Awards”) under the Stock Plan based on the “concentration method,” and were adjusted to maintain the economic value immediately before and after the distribution date using the relative fair market value of Danaher and Fortive common stock based on their respective closing prices as of July 1, 2016. There was no incremental stock-based compensation expense recorded as a result of this equity award conversion.

Stock options granted under the Plans generally vest pro-rata over a five-year period and terminate ten years from the grant date, though the specific terms of each grant are determined by either the Compensation Committee of Fortive’s or Danaher’s Board of Directors (“Compensation Committee”).

Stock Awards issued under the Plans provide for the issuance of a share of either Fortive’s or Danaher’s common stock at no cost to the holder and generally vest pro-rata over a five-year period, though the specific terms of each grant are determined by the Compensation Committee.

The options and Stock Awards generally vest only if the employee is employed by Fortive on the vesting date, unless the employee has reached the retirement age and/or service requirements, or in limited circumstances, if the Compensation Committee determines otherwise.

The expense associated with the employees of NEWCO who participate in the Plans is allocated to NEWCO in the accompanying Combined Statements of Earnings as a component of SG&A. Prior to the Separation from Danaher, Danaher allocated stock-based compensation expense to NEWCO

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

based on employees of NEWCO participating in the Danaher plans. Following the Separation from Danaher, the amount of stock-based compensation expense recognized during a period was based on the grant date fair value of the award and the portion of the awards that are ultimately expected to vest at Fortive, and further allocated to NEWCO. Accordingly, the amounts presented for the years ended December 31, 2018, 2017 and 2016 may not be indicative of NEWCO’s results had it been a separate stand-alone entity throughout the periods presented.

The fair value of Stock Awards is calculated using either the closing price of Fortive or Danaher common stock on the date of grant, adjusted for the impact of Stock Awards not having dividend rights prior to vesting. The fair value of the stock options granted is calculated using a Black-Scholes Merton (“Black-Scholes”) option pricing model. NEWCO recognizes compensation expense for these awards over the requisite service period (which is generally the vesting period but may be shorter than the vesting period, for example, if the employee becomes retirement eligible before the end of the vesting period), and estimates pre-vesting forfeitures at the time of grant by analyzing historical data, and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the grant date fair value of awards that actually vest.

During the years ended December 31, 2018, 2017 and 2016, NEWCO recognized non-cash, pre-tax compensation expense associated with share-based compensation programs of approximately $13.8 million, $11.8 million and $11.9 million, respectively. As of December 31, 2018, $7.7 million and $8.2 million of total unrecognized compensation cost related to Stock Awards and stock options, respectively, are expected to be recognized over a weighted average period of approximately two years. These amounts will be adjusted for any future changes in estimated forfeitures.

During the years ended December 31, 2018, 2017 and 2016, cash received upon the exercise of stock options was $8.3 million, $6.2 million and $1.4 million, respectively, which were recorded as part of net transfers to Parent in the accompanying Combined Statements of Cash Flows.

When stock options are exercised by the employee or Stock Awards vest, NEWCO derives a tax deduction measured by the excess of the market value on such date over the grant date price.

As of January 1, 2017, NEWCO prospectively adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718). During the years ended December 31, 2018 and 2017, NEWCO realized a tax benefit of $4.8 million and $5.9 million, respectively, related to stock options that were exercised and Stock Awards that vested. Accordingly, NEWCO recorded the excess of the tax benefit related to the exercise of stock options and vesting of Stock Awards over the expense recorded for financial statement reporting purposes (the “Excess Tax Benefit”) as a component of income tax expense and as an operating cash inflow in the accompanying combined financial statements. During the years ended December 31, 2018 and 2017, such Excess Tax Benefit was $3.4 million and $3.5 million, respectively.

Prior to the adoption of ASU No. 2016-09, NEWCO realized Excess Tax Benefits of $1.4 million for the six months ended December 31, 2016. The Excess Tax Benefit was recorded as a component of equity in the combined financial statements. For the year ended December 31, 2016, the Excess Tax Benefit is reflected as a financing cash inflow in the accompanying Combined Statements of Cash Flows.

Stock Options

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

government instrument whose maturity period equals or approximates the option’s expected term. Expected volatility is based on implied volatility from traded options on either Fortive’s or Danaher’s stock and historical volatility of either Fortive’s or Danaher’s stock. The dividend yield is calculated by dividing either Fortive’s or Danaher’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. To estimate the option exercise timing used in the valuation model, in addition to considering the vesting period and contractual term of the option, NEWCO analyzes and considers actual historical exercise experience for previously granted options.

The following summarizes the assumptions used in the Black-Scholes model to value stock options granted under the Plans during the years ended December 31:

	2018	2017	2016
Risk-free interest rate	2.71% - 2.96%	1.90% - 2.26%	1.21% - 1.77%
Volatility(a)	18.2%	20.6%	23.2%
Dividend yield(b)	0.37%	0.45%	0.56%
Expected years until exercise	5.5 - 8.0	5.5 - 8.0	5.5

(a)

Beginning August 2018, expected volatility was based on a weighted average blend of Fortive’s historical stock price volatility from July 2, 2016 (the date of Separation from Danaher) through the stock option grant date and the average historical stock price volatility of a group of peer companies for the expected term of the options. The weighted average volatility from July 2, 2016 to July 2018 was estimated based on an average historical stock price volatility of a group of peer companies given Fortive’s limited trading history. Weighted average volatility for the period prior to the Separation from Danaher was based on implied volatility from traded options on Danaher’s stock and the historical volatility of Danaher’s stock.

(b)

The dividend yield subsequent to the Separation from Danaher is calculated by dividing Fortive’s annual dividend, based on the most recent quarterly dividend rate, by Fortive’s closing stock price on the grant date. The dividend yields for periods prior to the Separation from Danaher were calculated by dividing Danaher’s annual dividend, based on the most recent quarterly dividend rate, by Danaher’s closing stock price on the grant date.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The following summarizes option activity subsequent to the Separation from Danaher under the Plans for the years ended December 31, 2018 and 2017, and the six months ended December 31, 2016 (in thousands, except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of July 2, 2016	1,917	$33.25
Granted	36	51.84
Exercised	(58)	26.13
Canceled/forfeited	(33)	40.57

Outstanding as of December 31, 2016	1,862	33.23
Granted	333	58.07
Exercised	(234)	24.77
Canceled/forfeited	(65)	45.12

Outstanding as of December 31, 2017	1,896	38.09
Granted	318	76.67
Exercised	(292)	28.99
Canceled/forfeited	(61)	54.13

Outstanding as of December 31, 2018	1,861	$44.78	6.3	$42,586

Vested and expected to vest as of December 31, 2018(a)	1,803	$43.98	6.2	$55,254
Vested as of December 31, 2018	869	$33.84	4.4	$29,372

(a)	The “expected to vest” options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price of Fortive common stock on the last trading day of 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. The amount of aggregate intrinsic value will change based on the price of Fortive’s common stock.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Stock Awards Activity

The following summarizes information related to Stock Awards activity subsequent to the Separation from Danaher under the Plans for the years ended December 31, 2018 and 2017, and the six months ended December 31, 2016 (in thousands, except price per share):

	Number of Stock Awards	Weighted Average Grant-Date Fair Value Per Share
Unvested as of July 2, 2016	488	$36.23
Granted	36	46.25
Vested	(61)	33.01
Forfeited	(11)	39.59

Unvested as of December 31, 2016	452	39.20
Granted	112	57.79
Vested	(160)	35.96
Forfeited	(30)	43.94

Unvested as of December 31, 2017	374	45.92
Granted	106	77.78
Vested	(124)	41.28
Forfeited	(15)	53.23

Unvested as of December 31, 2018	341	$57.63

NOTE 17. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where NEWCO’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.

•

Level 3 inputs are unobservable inputs based on NEWCO’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2018
Deferred compensation liabilities	—	$12.0	—	$12.0
December 31, 2017
Deferred compensation liabilities	—	$12.7	—	$12.7

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Certain of NEWCO’s management employees participate in Fortive’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are allocated to NEWCO. These amounts are presented as a component of compensation and benefits accruals included in other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Fair Value of Financial Instruments

Refer to Note 9 and Note 10 for information related to the fair value of the Company’s borrowings and defined benefit pension plan assets, respectively.

NOTE 18. GEOGRAPHIC INFORMATION

NEWCO is comprised of two operating segments of Fortive that are recognized leaders in transportation technologies and franchise distribution in attractive markets. The products and services offered serve retail fueling operators, commercial auto-repair businesses, municipal governments and public safety entities and fleet owners/operators, globally. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and the Company has combined NEWCO’s two operating segments into a single reportable segment. Transactions between operating segments were immaterial for the years ended December 31, 2018, 2017, and 2016.

Operations in Geographic Areas:

	For the Year Ended December 31
($ in millions)	2018	2017	2016
Sales:
United States	$1,668.6	$1,627.0	$1,585.5
All other (each country individually less than 5% of total sales)	997.3	871.2	802.6

Total	$2,665.9	$2,498.2	$2,388.1

Property, plant and equipment, net:
United States	$118.1	$133.8	$113.5
United Kingdom	20.0	21.2	16.1
All other (each country individually less than 5% of total property, plant and equipment, net)	42.5	44.2	31.8

Total	$180.6	$199.2	$161.4

NOTE 19. RELATED-PARTY TRANSACTIONS

Allocations of Expenses Prior to the Transactions

NEWCO has historically operated as part of Fortive or Danaher and not as a stand-alone company. Prior to the Separation from Danaher, Danaher allocated certain shared costs to Fortive. After the Separation from Danaher, certain shared costs have been allocated to NEWCO by Fortive, and include those amounts allocated from Danaher, and are reflected as expenses in these financial

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

statements. All allocations from Fortive discussed below include allocations from Danaher prior to the Separation from Danaher.

Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to NEWCO for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if NEWCO had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by NEWCO.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to NEWCO and are reflected in the Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, marketing and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using a methodology that management believes is reasonable for the item being allocated. Allocation methodologies include NEWCO’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to certain insurance programs Fortive administers on behalf of NEWCO, including automobile liability, workers’ compensation, general liability, product liability, directors and officers liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are allocations related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to NEWCO based on incurred claims of NEWCO. Fortive has premium-based policies that cover amounts in excess of the self-insured retentions. NEWCO is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to NEWCO’s known and incurred but not reported claims has been allocated to NEWCO and reflected on the accompanying Combined Balance Sheets.

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to the medical insurance programs administers on behalf of NEWCO. These amounts were allocated using actual medical claims incurred during the period for the associated employees attributable to NEWCO.

Deferred Compensation Program Administered by Fortive

Certain employees of NEWCO participate in Fortive’s nonqualified deferred compensation programs that permit officers, directors and certain management employees to defer a portion of their compensation, on a pre-tax basis, until their termination of employment. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by NEWCO are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of NEWCO.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The amounts of related party expenses allocated to NEWCO from Fortive and its subsidiaries for the years ended December 31, 2018, 2017 and 2016, were as follows ($ in millions):

	2018	2017	2016
Allocated corporate expenses	$26.7	$26.7	$26.7
Directly attributable expenses:
Insurance programs expenses	2.1	2.3	2.2
Medical insurance programs expenses	33.6	31.2	28.5
Deferred compensation program expenses	0.9	0.8	0.4

Total related party expenses	$63.3	$61.0	$57.8

Sales and Other Transactions Entered into in the Ordinary Course of Business

Certain of NEWCO’s revenue arrangements related to contracts entered into in the ordinary course of business with Fortive and its affiliates. NEWCO’s revenue from sales to Fortive and its subsidiaries were not material during the years ended December 31, 2018, 2017 and 2016, respectively. Subsequent to the Separation from Danaher, revenue from sales to Danaher and its subsidiaries were not material during the years ended December 31, 2018 and 2017 and six months ended December 31, 2016, respectively.

NEWCO recorded purchases of approximately $13.4 million, $10.3 million and $15.1 million from Fortive and its subsidiaries during the years ended December 31, 2018, 2017 and 2016, respectively. Subsequent to the Separation from Danaher, purchases from Danaher and its subsidiaries were not material during the years ended December 31, 2018 and 2017 and six months ended December 31, 2016, respectively.

Debt Financing

As part of Fortive, NEWCO engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented. The Company anticipates these transactions will be settled prior to the consummation of the IPO.

Amounts due from Fortive to NEWCO have been recorded as related-party receivables and are recorded in other assets on the Combined Balance Sheets. Loans from Fortive to NEWCO have been recorded as long-term debt on the Combined Balance Sheets. Net interest income on these transactions is recorded in interest income, net in the Combined Statements of Earnings.

The following amounts are recorded in the Combined Balance Sheets as of December 31 ($ in millions):

	2018	2017
Related-party receivables due from Fortive entities	$146.2	$135.4
Related-party loans payable to Fortive entities	$219.2	$192.1

The following amounts are recorded in the Combined Statements of Earnings ($ in millions):

	For the year ended December 31
	2018	2017	2016
Interest income, net	$8.5	$8.5	$3.9

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ in millions)

Classification	Balance at Beginning of Period(a)	Charged to Costs & Expenses	Impact of Currency	Charged to Other Accounts(b)	Write Offs, Write Downs & Deductions	Balance at End of Period(a)
Year Ended December 31, 2018:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$48.4	$42.4	$(0.5)	$0.4	$(37.0)	$53.7
Year Ended December 31, 2017:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$69.8	$30.2	$0.9	$1.3	$(53.8)	$48.4
Year Ended December 31, 2016:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$63.9	$29.6	$(0.7)	$0.1	$(23.1)	$69.8

(a)	Amounts include allowance for doubtful accounts classified as current and noncurrent
(b)	Amounts are related to businesses acquired

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Vontier Corporation (the Company), a wholly-owned subsidiary of Fortive Corporation, as of August 5, 2019 and the related notes. In our opinion, the balance sheet and related notes present fairly, in all material respects, the financial position of the Company at August 5, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet and related note are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the balance sheet and related note, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures relating to the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet and related notes. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Seattle, Washington

September 6, 2019

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

VONTIER CORPORATION

BALANCE SHEET

(in whole dollars)

August 5, 2019
ASSETS
Cash	$—

Total assets	$—

LIABILITIES AND EQUITY
Total liabilities	$—
Equity:
Subscription receivable from Parent	(1.0)
Common stock—$0.0001 par value, 1,000 shares authorized, issued and outstanding	0.1
Additional paid-in-capital	0.9
Total equity	$—

Total liabilities and equity	$—

See the accompanying Notes to the Balance Sheet.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

VONTIER CORPORATION

NOTES TO THE BALANCE SHEET

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Vontier Corporation is a Delaware corporation, and since its organization on August 5, 2019, a wholly owned subsidiary of Fortive Corporation (“Fortive” or ‘Parent”). On August 5, 2019 and in connection with the organization of Vontier Corporation, Fortive subscribed for 1,000 shares of common stock of Vontier Corporation. Vontier Corporation has engaged in no business operations to date and at August 5, 2019 it had no assets or liabilities; therefore, separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in these financial statements.

Fortive proposes to effect an initial public offering of shares of Vontier Corporation’s common stock (the “IPO”) as part of its plan to separate Fortive’s Industrial Technologies segment into a publicly traded company. Following the anticipated IPO, Fortive has informed Vontier Corporation that Fortive currently intends to make a tax-free distribution to Fortive’s stockholders of all or a portion of its remaining equity interest in Vontier Corporation, which may include one or more distributions effected as a dividend to all Fortive stockholders, one or more distributions in exchange for Fortive shares or other securities, or any combination thereof (collectively, the “Distribution”). While, subject to satisfaction of certain conditions, Fortive currently intends to effect the Distribution, Fortive has no obligation to pursue or consummate any dispositions of its ownership interest in Vontier Corporation including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service (“IRS”), and an opinion of counsel to the effect that the transactions, including such Distribution, will be tax-free to Fortive and its stockholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied, Fortive may decide not to consummate the Distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

The accompanying balance sheet presents the historical financial position of Vontier Corporation in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

NOTE 2. SUBSEQUENT EVENTS

Vontier Corporation has evaluated subsequent events for recording or disclosure in these financial statements through September 6, 2019 the date the financial statements will be available to be issued.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED BALANCE SHEETS

($ in millions)

	As of
	September 27, 2019	December 31, 2018
	(unaudited)
ASSETS
Current assets:
Accounts receivable less allowance for doubtful accounts of $32.0 million and $34.0 million at September 27, 2019 and December 31, 2018, respectively	$524.7	$536.7
Inventories:
Finished goods	106.9	106.7
Work in process	26.5	31.9
Raw materials	111.3	111.8

Total Inventories	244.7	250.4
Prepaid expenses and other current assets	107.5	80.2

Total current assets	876.9	867.3
Property, plant and equipment, net of accumulated depreciation of $223.5 and $306.8 million at September 27, 2019 and December 31, 2018, respectively	104.6	180.6
Operating lease right-of-use assets	37.0	—
Long-term financing receivables	270.6	259.7
Other assets	164.6	270.3
Goodwill	1,137.7	1,139.5
Other intangible assets, net	279.5	290.2

Total assets	$2,870.9	$3,007.6

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$22.1	$18.5
Trade accounts payable	294.9	317.8
Current operating lease liabilities	12.9	—
Accrued expenses and other current liabilities	325.1	357.2

Total current liabilities	655.0	693.5
Operating lease liabilities	24.4	—
Other long-term liabilities	278.1	284.5
Long-term debt	223.7	222.5
Parent’s equity:
Net Parent investment	1,569.0	1,677.7
Accumulated other comprehensive income	116.5	126.3

Total Parent’s equity	1,685.5	1,804.0
Noncontrolling interests	4.2	3.1

Total equity	1,689.7	1,807.1

Total liabilities and equity	$2,870.9	$3,007.6

See the accompanying Notes to the Combined Condensed Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF EARNINGS

($ in millions)

(unaudited)

	Nine Months Ended
	September 27, 2019	September 28, 2018
Sales of products	$1,813.0	$1,749.0
Sales of services	215.8	190.4

Total sales	2,028.8	1,939.4
Cost of product sales	(988.6)	(964.6)
Cost of service sales	(175.1)	(148.9)

Total cost of sales	(1,163.7)	(1,113.5)

Gross profit	865.1	825.9
Operating costs:
Selling, general and administrative expenses	(362.5)	(370.9)
Research and development expenses	(102.0)	(102.5)

Operating profit	400.6	352.5
Non-operating income (expense):
Interest income, net	5.0	3.3
Other non-operating expenses	(0.6)	(0.5)

Earnings before income taxes	405.0	355.3
Income taxes	(94.6)	(84.4)

Net earnings	$310.4	$270.9

See the accompanying Notes to the Combined Condensed Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)

(unaudited)

	Nine Months Ended
	September 27, 2019	September 28, 2018
Net earnings	$310.4	$270.9
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	(10.1)	(28.0)
Pension and other postretirement adjustments	0.3	0.8

Total other comprehensive income (loss), net of income taxes	(9.8)	(27.2)

Comprehensive income	$300.6	$243.7

See the accompanying Notes to the Combined Condensed Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF CHANGES IN EQUITY

($ in millions)

(unaudited)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment	Noncontrolling Interests
Balance, January 1, 2018	$158.8	$1,589.3	$3.9
Net earnings for the year	—	270.9	—
Net transfers to Parent	—	(142.2)	—
Other comprehensive loss	(27.2)	—	—
Stock-based compensation expense	—	10.3	—
Changes in noncontrolling interests	—	—	0.7

Balance, September 28, 2018	$131.6	$1,728.3	$4.6

Balance, January 1, 2019	$126.3	$1,677.7	$3.1
Net earnings for the year	—	310.4	—
Net transfers to Parent	—	(284.7)	—
Non-cash net settlement of related-party borrowings	—	(144.2)	—
Other comprehensive loss	(9.8)	—	—
Stock-based compensation expense	—	9.8	—
Changes in noncontrolling interests	—	—	1.1

Balance, September 27, 2019	$116.5	$1,569.0	$4.2

See the accompanying Notes to the Combined Condensed Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

($ in millions)

(unaudited)

	Nine Months Ended
	September 27, 2019	September 28, 2018
Cash flows from operating activities:
Net earnings	$310.4	$270.9
Noncash items:
Depreciation	38.4	38.9
Amortization	24.1	22.9
Stock-based compensation expense	9.8	10.3
Change in deferred income taxes	(1.4)	4.3
Change in accounts receivable, net	(104.7)	(171.6)
Change in long-term financing receivables	99.8	94.0
Change in inventories	2.6	(34.7)
Change in trade accounts payable	(19.7)	(9.6)
Change in prepaid expenses and other assets	—	4.6
Change in accrued expenses and other liabilities	(37.0)	(19.3)

Net cash provided by operating activities	322.3	210.7

Cash flows from investing activities:
Cash paid for acquisitions and equity investments, net of cash received	(4.1)	(45.5)
Payments for additions to property, plant and equipment	(27.0)	(31.5)
Proceeds from sale of property	—	0.2

Net cash used in investing activities	(31.1)	(76.8)

Cash flows from financing activities:
Net proceeds (repayments) from related-party borrowings	(0.3)	11.0
Net proceeds from short-term borrowings	3.6	8.0
Net transfers to Parent	(284.7)	(142.2)
Other financing activities	(5.4)	(1.5)

Net cash used in financing activities	(286.8)	(124.7)

Effect of exchange rate changes on net transfers to Parent	(4.4)	(9.2)

Net change in cash and equivalents	—	—
Beginning balance of cash and equivalents	—	—

Ending balance of cash and equivalents	$—	$—

See the accompanying Notes to the Combined Condensed Financial Statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO OF FORTIVE CORPORATION

NOTES TO THE COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nature of Business

NEWCO (“NEWCO” or the “Company”) offers critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. The Company supplies a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, and vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. NEWCO markets its products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis.

NEWCO operates through one reportable segment comprised of two operating segments (i) transportation technologies, in which it is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as (ii) franchise distribution, in which it manufactures and distributes professional tools, toolboxes and automotive diagnostic equipment, and software, and a full line of wheel-service equipment. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and NEWCO has combined its two operating segments into a single reportable segment. Historically, these businesses had operated as part of Fortive Corporation’s (“Fortive” or “Parent”) Industrial Technologies operating segment. The Hengstler and Dynapar businesses are not included in the accompanying combined condensed financial statements as they are excluded from the proposed transaction and will remain part of Fortive.

Fortive proposes to effect an initial public offering of shares of the Company’s common stock (the “IPO”) as part of its plan to separate Fortive’s Industrial Technologies segment into a public-traded company. Following the anticipated IPO, Fortive has informed NEWCO that Fortive currently intends to make a tax-free distribution to Fortive’s stockholders of all or a portion of its remaining equity interest in NEWCO, which may include one or more distributions effected as a dividend to all Fortive stockholders, one or more distributions in exchange for Fortive shares or other securities, or any combination thereof (collectively, the “Distribution”). While, subject to satisfaction of certain conditions, Fortive currently intends to effect the Distribution, Fortive has no obligation to pursue or consummate any dispositions of its ownership interest in NEWCO, including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service (“IRS”), and an opinion of counsel to the effect that the transactions, including such Distribution, will be tax-free to Fortive and its stockholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied, Fortive may decide not to consummate the Distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Basis of Presentation

The accompanying combined condensed financial statements present the historical financial position, results of operations, cash flows and changes in equity of NEWCO in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the preparation of carved-out combined financial statements.

NEWCO has historically operated as part of Fortive or Danaher and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenue and costs as well as assets and liabilities directly associated with the business activity of NEWCO are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to NEWCO and allocations of related assets, liabilities, and Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had NEWCO been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 11.

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions with Fortive relating to NEWCO are accounted for through the Net Parent Investment account of NEWCO. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to NEWCO in the financial statements.

Net Parent Investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of NEWCO. All significant transactions between NEWCO and Fortive have been included in the accompanying combined condensed financial statements for all periods presented. Transactions with Fortive are reflected in the accompanying Combined Condensed Statements of Changes in Parent’s Equity as “Net transfers to Parent” and in the accompanying Combined Condensed Balance Sheets within “Net Parent Investment.”

As part of Fortive, NEWCO engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions between Fortive and NEWCO have been included in the accompanying combined condensed financial statements for all periods presented. The Company anticipates these transactions will be settled prior to the consummation of the IPO. All other intercompany accounts and transactions between the operations comprising NEWCO have been eliminated in the accompanying combined condensed financial statements for all periods presented.

The accompanying financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to fairly present NEWCO’s financial position as of September 27, 2019 and December 31, 2018, and its results of operations and cash flows for the nine-month periods ended September 27, 2019 and September 28, 2018.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Accumulated Other Comprehensive Income (Loss)—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in millions):

	Foreign currency translation adjustments	Pension & postretirement plan benefit adjustments(b)		Total
For the nine months ended September 27, 2019:
Balance, December 31, 2018	$131.3	$(5.0)		$126.3
Other comprehensive income (loss) before reclassifications, net of income taxes	(10.1)	(0.2)		(10.3)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	0.6	(a)	0.6
Income tax impact	—	(0.1	)(c)	(0.1)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	0.5		0.5

Net current period other comprehensive income (loss):	(10.1)	0.3		(9.8)

Balance, September 27, 2019	$121.2	$(4.7)		$116.5

For the nine months ended September 28, 2018:
Balance, December 31, 2017	$164.8	$(6.0)		$158.8
Other comprehensive income (loss) before reclassifications, net of income taxes	(28.0)	0.3		(27.7)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase (decrease)	—	0.6	(a)	0.6
Income tax impact	—	(0.1	)(c)	(0.1)

Amounts reclassified from accumulated other comprehensive income (loss), net of income taxes:	—	0.5		0.5

Net current period other comprehensive income (loss):	(28.0)	0.8		(27.2)

Balance, September 28, 2018	$136.8	$(5.2)		$131.6

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Note 7 for additional details).
(b)	Includes balances relating to employee defined benefit plans.
(c)	NEWCO did not elect to reclassify the income tax effects of the Tax Cuts and Jobs Act from accumulated other comprehensive income to Net Parent Investment.

Subsequent Events—NEWCO has evaluated subsequent events for recording or disclosure in these financial statements through November 15, 2019, the date the financial statements were available to be issued.

Recently Issued Accounting Standards—In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. This standard is effective for NEWCO beginning January 1, 2020, with early adoption permitted. NEWCO is currently evaluating the impact of this standard on its financial statements.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 2. FINANCING RECEIVABLES

The Company’s financing receivables are comprised of trade accounts receivable with extended payment terms beyond one year (“A/R”), commercial purchase security agreements with the Company’s end customers (“PSAs”) and commercial loans to the Company’s franchisees (“Franchisee Notes”). Financing receivables are generally secured by the underlying tools and equipment financed. These receivables generally have terms ranging from one to ten years.

The components of financing receivables with payments due in less than 12 months that are recorded in accounts receivable on the Combined Balance Sheets were as follows ($ in millions):

	September 27, 2019	December 31, 2018
Gross current financing receivables:
PSAs	$105.6	$102.2
Franchisee Notes	17.1	16.5

Current financing receivables, gross	$122.7	$118.7
Allowance for credit losses:
PSAs	$7.6	$9.0
Franchisee Notes	8.8	8.9

Total allowance for credit losses	16.4	17.9

Total current financing receivables, net	$106.3	$100.8

Net current financing receivables:
PSAs, net	$98.0	$93.2
Franchisee Notes, net	8.3	7.6

Total current financing receivables, net	$106.3	$100.8

The components of financing receivables with payments due beyond one year were as follows ($ in millions):

	September 27, 2019	December 31, 2018
Gross long-term financing receivables:
A/R	$3.4	$4.0
PSAs	229.3	220.8
Franchisee Notes	58.4	54.6

Long-term financing receivables, gross	$291.1	$279.4
Allowance for credit losses(a):
PSAs	$14.7	$14.4
Franchisee Notes	5.8	5.3

Total allowance for credit losses	20.5	19.7

Total long-term financing receivables, net	$270.6	$259.7

Net long-term financing receivables:
A/R, net	$3.4	$4.0
PSAs, net	214.6	206.4
Franchisee Notes, net	52.6	49.3

Total long-term financing receivables, net	$270.6	$259.7

(a)	There is no allowance recorded on A/R with extended payment terms beyond one year.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Principal payments due beyond one year for PSAs, Franchisee Notes and A/R were scheduled as follows ($ in millions):

	September 27, 2019			December 31, 2018
	Purchase security agreements	Franchisee notes	A/R	Purchase security agreements	Franchisee notes	A/R
Due in Months:
13 to 24 months	$83.1	$13.5	$3.4	$76.5	$13.5	$4.0
25 to 36	72.1	6.0	—	69.2	5.7	—
37 to 48	52.8	6.5	—	52.8	6.1	—
49 to 60	21.3	6.7	—	22.3	6.4	—
Thereafter	—	25.7	—	—	22.9	—

Total	$229.3	$58.4	$3.4	$220.8	$54.6	$4.0

It is the Company’s general practice to not engage in contract or loan modifications of existing arrangements. In limited instances, the Company may modify certain impaired receivables with customers in bankruptcy or other legal proceedings or in the event of significant natural disasters. Restructured financing receivables as of and for the nine-month periods ended September 27, 2019 and December 31, 2018 were immaterial.

Payment delinquency is the primary indicator of credit quality for the Company’s financing receivables. Depending on the contract, payments for financing receivables are due on a monthly or weekly basis. Weekly payments are converted into a monthly equivalent for purposes of calculating delinquency. Delinquencies are assessed at the end of each month following the monthly equivalent due date and the Company has three states of delinquency: 1) Past Due, 2) Impaired, and 3) Uncollectable.

Past Due Status

PSAs are considered past due when a contractual payment has not been made. If a customer is making payments on their account, interest will continue to accrue, and the PSA will not be deemed impaired. The table below sets forth the aging of the Company’s PSA balances ($ in millions):

	30-59 days past due	60-90 days past due	Greater than 90 days past due	Total past due	Total not considered past due	Total	Greater than 90 days past due and accruing interest
September 27, 2019	$3.4	$1.8	$7.0	$12.2	$322.7	$334.9	$7.0
December 31, 2018	$3.5	$1.8	$7.2	$12.5	$310.5	$323.0	$7.2

Franchisee Notes are considered past due when payments have not been made for 21 days after the due date. Past due Franchisee Notes (where the franchisee had not yet separated) were immaterial as of September 27, 2019 and December 31, 2018.

Impaired Status

Financing receivables are evaluated for impairment monthly. A financing receivable is considered impaired when it is probable that all amounts related to the receivable will not be collected according to its contractual terms. When a financing receivable is deemed impaired, a reserve is recorded for the amounts not expected to be collected.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

PSAs are deemed impaired when contractually delinquent for 90 days.

Franchisee Notes are considered impaired when they become more than 35 days past due or upon separation of the franchisee. Impairment reserves take into account any security interest in underlying equipment. Franchisee Notes are reclassified to current when a franchisee begins the separation process either voluntarily or involuntarily. Involuntary separation generally occurs when Franchisee Notes are 35 days past due.

There were $33.1 million and $33.5 million of impaired PSAs as of September 27, 2019 and December 31, 2018, respectively. There were $12.9 million and $12.4 million of impaired Franchisee Notes as of September 27, 2019 and December 31, 2018, respectively, all of which related to franchisees in the separation process.

Uncollectable Status

PSAs are deemed uncollectable and written-off when they are both contractually delinquent and no payment has been received for 180 days.

Franchisee Notes are generally deemed uncollectable and written-off after a distributor separates and no payments have been received for one year.

The Company stops accruing interest and other fees associated with financing receivables when (i) a customer is placed in uncollectible status and repossession efforts have begun; (ii) upon receipt of notification of bankruptcy; (iii) upon notification of the death of a customer; or (iv) in other instances in which management concludes collectability is not reasonably assured.

Allowance for Credit Losses related to Financing Receivables

The Company calculates the allowance for credit losses considering several factors including the aging of its financing receivables, historical credit loss and portfolio delinquency experience, and current economic conditions. The Company also evaluates financing receivables with identified exposures, such as customer defaults, bankruptcy, or other events, that make it unlikely it will recover the amounts owed to it. In calculating such reserves, the Company evaluates expected cash flows, including estimated proceeds from disposition of collateral, and calculates an estimate of the potential loss and the probability of loss. When a loss is considered probable on an individual financing receivable a specific reserve is recorded.

The following is a rollforward of the aggregated allowance for credit losses related to the Company’s financing receivables, as of September 27, 2019 and December 31, 2018 ($ in millions):

	9/27/2019	December 31, 2018
Balance at beginning of period	$37.6	$35.7
Provision for credit losses	22.3	22.3
Write-offs	(24.5)	(22.2)
Recoveries of amounts previously charged off	1.5	1.8

Balances at end of period	$36.9	$37.6

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The following is a rollforward of the allowances for credit losses related to the Company’s PSAs and Franchisee Notes as of September 27, 2019 and December 31, 2018 ($ in millions):

	September 27, 2019		December 31, 2018
	Purchase security agreements	Franchisee notes	Purchase security agreements	Franchisee notes
Balance at beginning of period	$23.4	$14.2	$23.6	$12.1
Provision for credit losses	17.4	4.9	15.8	6.5
Write-offs	(19.8)	(4.7)	(17.7)	(4.5)
Recoveries of amounts previously charged off	1.3	0.2	1.7	0.1

Balances at end of period	$22.3	$14.6	$23.4	$14.2

The allowance associated with the Company’s trade accounts receivable with extended payment terms is immaterial.

NOTE 3. GOODWILL

The following is a rollforward of NEWCO’s goodwill ($ in millions):

Balance, December 31, 2018	$1,139.5
Adjustments to preliminary purchase price allocations for acquisitions completed in 2018	(3.9)
Foreign currency translation	2.1

Balance, September 27, 2019	$1,137.7

During the nine-month period ended September 27, 2019, NEWCO recorded adjustments to the preliminary purchase allocation of acquisitions that closed during 2018 that resulted in a net decrease to goodwill of $3.9 million. These adjustments were attributable to the finalization of certain asset and liability fair values.

NEWCO has not identified any “triggering” events which would have indicated a potential impairment of goodwill during the nine-month period ended September 27, 2019.

NOTE 4. FINANCING

NEWCO has entered into short-term borrowing arrangements with various banks to facilitate short-term cash flow requirements in certain countries. Additionally, certain NEWCO businesses participated in Fortive’s cash pooling arrangements. At the end of September 27, 2019 and December 31, 2018, certain NEWCO businesses were in a cash overdraft position, and such overdrafts are included in short-term borrowings on the Combined Condensed Balance Sheets.

As part of Fortive, NEWCO engaged in intercompany financing transactions. Transactions between Fortive and NEWCO have been included in long-term debt on the Combined Condensed Balance Sheets. As of September 27, 2019 and December 31, 2018, these loans had an average interest rate of approximately 1.0% for both periods. The Company anticipates these transactions will be settled prior to the consummation of the IPO.

Third party debt held by Fortive and the related interest expense was not allocated to the Company. The interest rate associated with the Company’s other short-term borrowings and bank overdrafts as of September 27, 2019 and December 31, 2018 was approximately 9% and 10%, respectively.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table reflects the carrying value of the components of the Company’s debt ($ in millions):

	September 27, 2019	December 31, 2018
Short-term borrowings:
8.45% Credit Facility due September 2019	$—	$10.3
7.20% Credit Facility due October 2019	12.8	—
Other short-term borrowings and bank overdrafts	9.3	8.2

Total short-borrowings	$22.1	$18.5

Long-term debt:
Related-party loans with Fortive entities	$219.9	$219.2
Capital Lease obligations	3.8	3.3

Long-term debt	$223.7	$222.5

Debt issuance costs that have been netted against the aggregate principal amounts of the components of debt table above are immaterial. Given the nature of NEWCO’s borrowings, the carrying value approximates fair value at both September 27, 2019 and December 31, 2018.

Interest payments associated with the above borrowings were immaterial for the nine-month periods ended September 27, 2019 and September 28, 2018.

NOTE 5. LEASES

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use (“ROU”) asset and a lease liability for all leases with terms greater than 12 months and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs; hereinafter the collection of lease guidance is referred to as “ASC 842”.

On January 1, 2019, NEWCO adopted ASC 842 using the modified retrospective transition method for all lease arrangements at the beginning of the period of adoption. Results for reporting periods beginning January 1, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with NEWCO’s historic accounting under Topic 840, Leases. The standard had a material impact on NEWCO’s Combined Condensed Balance Sheet but had no impact on its combined net earnings and cash flows. The most significant impact of adopting ASC 842 was the recognition of the ROU asset and lease liabilities for operating leases, which are presented in the following three line items on the Combined Condensed Balance Sheet: (i) operating lease right-of-use asset; (ii) current operating lease liabilities; and (iii) operating lease liabilities.

NEWCO elected the package of practical expedients for leases that commenced before the effective date of ASC 842 whereby it elected to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. In addition, NEWCO has lease agreements with lease and non-lease components and it has elected the practical expedient for all underlying asset classes and account for them as a single lease component. NEWCO’s finance lease and lessor arrangements are immaterial.

NEWCO determines if an arrangement is a lease at inception. NEWCO has operating leases for office space, warehouses, distribution centers, research and development facilities, manufacturing

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

locations, and certain equipment, primarily automobiles. Many leases include one or more options to renew, some of which include options to extend the leases for up to 15 years, and some of which include options to terminate the leases in less than one year. We considered options to renew in NEWCO’s lease terms and measurement of right-of-use assets and lease liabilities if NEWCO determined they were reasonably certain to be exercised.

For the nine-month period ended September 27, 2019, operating lease cost was $20.0 million. Short-term and variable lease cost, and cost for finance leases were immaterial for the nine-month period ended September 27, 2019. During the nine-month period ended September 27, 2019, cash paid for operating leases included in operating cash flows was $16.9 million. ROU assets obtained in exchange for operating lease obligations were immaterial for the nine-month period ended September 27, 2019.

The following table presents the maturity of NEWCO’s operating lease liabilities as of September 27, 2019 ($ in millions):

Remainder of 2019	$7.2
2020	11.2
2021	7.3
2022	3.5
2023	2.3
Thereafter	13.4

Total lease payments	44.9
Less: imputed interest	(7.6)

Total lease liabilities	$37.3

As previously disclosed under Topic 840, future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year would have been as follows as of December 31, 2018 ($ in millions):

2019	$18.9
2020	11.8
2021	8.9
2022	4.8
2023	3.3
Thereafter	7.7

Total lease payments	$55.4

As of September 27, 2019, the weighted average lease term of NEWCO’s operating leases was 10.2 years and the weighted average discount rate of its operating leases was 4.2%. NEWCO generally uses an assumed incremental borrowing rate as the discount rate for its operating leases. The incremental borrowing rate approximates NEWCO’s borrowing rate, as NEWCO is generally unable to determine the interest rate implicit in its leases.

NOTE 6. SALES

Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services.

Contract Assets—In certain circumstances, the Company records contract assets that include unbilled amounts typically resulting from sales under contracts when revenue recognized exceeds the

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

amount billed to the customer, and right to payment is not only subject to the passage of time. Contract assets were $11.7 million as of September 27, 2019 and immaterial as of December 31, 2018.

Contract Costs—The Company incurs direct incremental costs to obtain certain contracts, typically sales-related commissions and costs associated with assets used by its customers in certain service arrangements. Deferred sales-related commissions are generally not capitalized as the amortization period is one year or less, and the Company elected to use the practical expedient to expense these sales commissions as incurred. As of September 27, 2019, the Company had $96.7 million in net revenue-related contract assets primarily related to certain software contracts and are recorded in the prepaid expenses and other current assets and other assets line items in the Combined Condensed Balance Sheet. The Company’s revenue-related contract assets at December 31, 2018 were $110.1 million, the majority of which were recorded in property, plant and equipment on the Combined Condensed Balance Sheet. These assets have estimated useful lives between 3 and 5 years.

Impairment losses related to contract-related assets were immaterial in the nine-month period ended September 27, 2019.

Contract Liabilities—The Company’s contract liabilities consist of deferred revenue generally related to post contract support (“PCS”) and extended warranty sales. In these arrangements, the Company generally receives up-front payment and recognizes revenue over the term of the contracts. Deferred revenue is classified as current or noncurrent based on the timing of when revenue is expected to be recognized. The noncurrent portion of deferred revenue is included in other long-term liabilities in the accompanying Combined Condensed Balance Sheets.

The Company’s contract liabilities consisted of the following ($ in millions):

	September 27, 2019	December 31, 2018
Deferred revenue—current	$96.4	$117.2
Deferred revenue—noncurrent	63.4	60.7

Total contract liabilities	$159.8	$177.9

During the nine-month period ended September 27, 2019, the Company recognized $80.5 million of revenue related to its contract liabilities at December 31, 2018. The decrease in the Company’s contract liabilities from December 31, 2018 to September 27, 2019 was primarily due to the timing of cash receipts and sales of PCS and extended warranty services.

Remaining Performance Obligations—Remaining performance obligations represent the transaction price of firm, noncancelable orders, and the annual contract value for software as a service contracts, with expected customer delivery dates beyond one year from September 27, 2019 for which work has not been performed. The Company has excluded performance obligations with an original expected duration of one year or less. Performance obligations as of September 27, 2019 are $394.7 million, the majority of which are related to the annual contract value for software as a service contracts. The Company expects approximately 40 percent of the remaining performance obligations will be fulfilled within the next two years, 70 percent within the next three years and substantially all within four years.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by sales of products and services, major product group and end market, as it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Disaggregation of revenue for the nine-month periods ended September 27, 2019 and September 28, 2018 is presented as follows ($ in millions):

	Nine Months Ended
	September 27, 2019	September 28, 2018
Sales:
Sales of products	$1,813.0	$1,749.0
Sales of services	215.8	190.4

Total	$2,028.8	$1,939.4

Geographic:
United States	$1,320.5	$1,215.2
All other (each country individually less than 5% of total sales)	708.3	724.2

Total	$2,028.8	$1,939.4

Major Product Group:
Professional tools and equipment	$1,542.8	$1,453.3
Franchise Distribution	486.0	486.1

Total	$2,028.8	$1,939.4

End Markets:
Retail fueling(a)	$1,311.3	$1,256.1
Vehicle repair(a)	440.9	442.8
Other	276.6	240.5

Total	$2,028.8	$1,939.4

(a)

Retail fueling, vehicle repair, and other include sales made through third-party distributors. Total distributor sales for the nine-month periods ended September 27, 2019 and September 28, 2018 were $1,063.6 million and $1,013.7 million, respectively.

NOTE 7. DEFINED BENEFIT PLANS

For a full description of NEWCO’s noncontributory defined benefit pension plans, refer to Note 10 of its audited combined financial statements included elsewhere within this prospectus.

The following sets forth the components of NEWCO’s net periodic pension costs associated with the noncontributory defined benefit pension plans ($ in millions):

	Nine Months Ended
	September 27, 2019	September 28, 2018
U.S. Pension Benefits:
Interest cost	$0.2	$0.2
Amortization of net loss	0.1	0.2

Net periodic pension cost	$0.3	$0.4

Non-U.S. Pension Benefits:
Service cost	$0.1	$0.2
Interest cost	0.3	0.3
Expected return on plan assets	(0.3)	(0.4)
Amortization of net loss	0.1	0.2
Net curtailment and settlement loss recognized	0.1	0.1

Net periodic pension cost	$0.3	$0.4

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

NEWCO reports all components of net periodic pension costs, with the exception of service costs, in other non-operating expenses as a component of non-operating income in the accompanying Combined Condensed Statements of Earnings. Service costs are reported in cost of sales and selling, general and administrative expenses in the accompanying Combined Condensed Statements of Earnings according to the classification of the participant’s compensation.

Employer Contributions

During 2019, NEWCO’s cash contribution requirements for its non-U.S. defined benefit pension plans are expected to be approximately $1.2 million. The actual amounts to be contributed depend upon, among other things, legal requirements, underlying asset returns, the plan’s funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors.

NOTE 8. INCOME TAXES

NEWCO’s effective tax rate for the nine-month period ended September 27, 2019 was 23.4%, as compared to 23.8% for the nine-month period ended September 28, 2018. The year-over-year decrease in effective tax rate was insignificant.

NEWCO’s effective tax rate for 2019 and 2018 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the United States taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

NOTE 9. LITIGATIONS AND CONTINGENCIES

For a description of the Company’s litigation and contingencies, refer to Notes 15 of the audited combined financial statements included elsewhere within this prospectus.

Warranty

NEWCO generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and can extend up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of NEWCO’s accrued warranty liability ($ in millions):

Balance, December 31, 2018	$55.9
Accruals for warranties issued during the period	36.4
Settlements made	(39.3)
Effect of foreign currency translation	0.1

Balance, September 27, 2019	$53.1

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Litigation

In accordance with accounting guidance, NEWCO records a liability in the combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of NEWCO’s specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While NEWCO actively pursues financial recoveries from insurance providers, NEWCO does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves NEWCO has established are inadequate, NEWCO would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect NEWCO’s net earnings.

In connection with the recognition of liabilities for asbestos related matters, NEWCO records insurance recoveries that are deemed probable and estimable. In assessing the probability of insurance recovery, NEWCO makes judgments concerning insurance coverage that NEWCO believes are reasonable and consistent with NEWCO’s historical dealings and knowledge of any pertinent solvency issues surrounding insurers. While the substantial majority of its insurance carriers are solvent, some of its individual carriers are insolvent, which has been considered in the NEWCO analysis of probable recoveries. Projecting future events is subject to various uncertainties that could cause insurance recoveries on asbestos related liabilities to be higher or lower than those projected and recorded. Given the inherent uncertainty in making future projections, NEWCO reevaluates projections concerning the Company’s probable insurance recoveries considering any changes to the projected liabilities, the Company’s recovery experience or other relevant factors that may impact future insurance recoveries.

NEWCO recorded liabilities associated with known and future expected asbestos claims of $48.7 million and $52.7 million as of September 27, 2019 and December 31, 2018, respectively. Known and future expected asbestos claims of $5.2 million are included in accrued expenses and other current liabilities on the Combined Condensed Balance Sheets as of September 27, 2019 and December 31, 2018, respectively. Known and future expected asbestos claims of $43.5 million and $47.5 million are included in other long-term liabilities on the Combined Condensed Balance Sheets as of September 27, 2019 and December 31, 2018, respectively.

NEWCO recorded related projected insurance recoveries of $19.9 million as of September 27, 2019 and December 31, 2018, respectively. Insurance recoveries of $3.6 million are included in prepaid expenses and other current assets and $16.3 million are included in other assets in the Combined Condensed Balance Sheets as of September 27, 2019 and December 31, 2018, respectively.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Guarantees

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of NEWCO subsidiaries have issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes and will continue to guarantee such Convertible Notes until Fortive ceases to own a majority of the subsidiaries’ common stock.

NOTE 10. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where NEWCO’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.

•

Level 3 inputs are unobservable inputs based on NEWCO’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 27, 2019
Deferred compensation liabilities	—	$13.2	—	$13.2
December 31, 2018
Deferred compensation liabilities	—	$12.0	—	$12.0

Certain of NEWCO’s management employees participate in Fortive’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are allocated to NEWCO. These amounts are presented as a component of compensation and benefits accruals included in other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Fair Value of Financial Instruments

Refer to Note 4 for information related to the fair value of the Company’s borrowings.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Other Investments

On September 11, 2018, the Company acquired a minority interest in Tritium Holdings Pty, Ltd (“Tritium”) for $44.9 million. In September 2019, NEWCO contributed an additional $4.1 million to Tritium to maintain its pro rata ownership interest. NEWCO’s investment in Tritium is recorded in Other assets on the Combined Condensed Balance Sheet at cost. The Company has elected to use the measurement alternative for equity investments without readily determinable fair values and evaluate this investment for indicators of impairment quarterly. The Company did not identify events or changes in circumstances that may have a significant effect on the fair value of the investment during the nine months ended September 27, 2019.

NOTE 11. RELATED PARTY TRANSACTIONS

Allocations of Expenses Prior to the Transactions

NEWCO has historically operated as part of Fortive and not as a stand-alone company. Certain shared costs have been allocated to NEWCO by Fortive.

Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to NEWCO for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if NEWCO had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by NEWCO.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to NEWCO and are reflected in the Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, marketing and legal functions and financial management and transaction processing including public company reporting, consolidated tax filings and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using a methodology that management believes is reasonable for the item being allocated. Allocation methodologies include NEWCO’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to certain insurance programs Fortive administers on behalf of NEWCO, including automobile liability, workers’ compensation, general liability, product liability, directors and officers liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are allocations related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to NEWCO based on incurred claims of NEWCO. Fortive has premium-based policies that cover amounts in excess of the self-insured retentions. NEWCO is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to NEWCO’s known and incurred but not reported claims has been allocated to NEWCO and reflected on the accompanying Combined Balance Sheets.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to the medical insurance programs administers on behalf of NEWCO. These amounts were allocated using actual medical claims incurred during the period for the associated employees attributable to NEWCO.

Deferred Compensation Program Administered by Fortive

Certain employees of NEWCO participate in Fortive’s nonqualified deferred compensation programs that permit officers, directors and certain management employees to defer a portion of their compensation, on a pre-tax basis, until their termination of employment. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by NEWCO are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of NEWCO.

The amounts of related party expenses allocated to NEWCO from Fortive and its subsidiaries for the nine-month periods ended September 27, 2019 and September 28, 2018, were as follows ($ in millions):

	Nine Months Ended
	September 27, 2019	September 28, 2018
Allocated corporate expenses	$20.2	$20.0
Directly attributable expenses:
Insurance programs expenses	1.8	1.6
Medical insurance programs expenses	26.9	25.3
Deferred compensation program expenses	0.7	0.7

Total related party expenses	$49.6	$47.6

Revenue and Other Transactions Entered into in the Ordinary Course of Business

Certain of NEWCO’s revenue arrangements related to contracts entered into in the ordinary course of business with Fortive and its affiliates. NEWCO’s revenue from sales to Fortive and its subsidiaries were not material during the nine-month periods ended September 27, 2019 and September 28, 2018, respectively. Subsequent to the Separation from Danaher, revenue from sales to Danaher and its subsidiaries were not material during the nine-month periods ended September 27, 2019 and September 28, 2018, respectively.

NEWCO recorded purchases of approximately $11.5 million and $10.3 million from Fortive and its subsidiaries during the nine-month periods ended September 27, 2019 and September 28, 2018, respectively. Subsequent to the Separation from Danaher, purchases from Danaher and its subsidiaries were not material during the nine-month periods ended September 27, 2019 and September 28, 2018, respectively.

Debt Financing

As part of Fortive, NEWCO engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented. The Company anticipates these transactions will be settled prior to the consummation of the IPO.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

Amounts due from Fortive to NEWCO have been recorded as related-party receivables and are recorded in other assets on the Combined Condensed Balance Sheets. Loans from Fortive to NEWCO have been recorded as long-term debt on the Combined Condensed Balance Sheets. Net interest income on these transactions is recorded in interest income, net in the Combined Condensed Statements of Earnings.

The following amounts are recorded in the Combined Condensed Balance Sheets ($ in millions):

	September 27, 2019	December 31, 2018
Related-party receivables due from Fortive entities	$3.1	$146.2
Related-party loans payable to Fortive entities	219.9	219.2

The following amounts are recorded in the Combined Condensed Statements of Earnings ($ in millions):

	Nine Months Ended
	September 27, 2019	September 28, 2018
Interest income, net	$6.5	$3.4

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

VONTIER CORPORATION

CONDENSED BALANCE SHEETS

(in whole dollars)

	September 27, 2019	August 5, 2019
	(unaudited)
ASSETS
Cash	$—	$—

Total assets	$—	$—

LIABILITIES AND EQUITY
Total liabilities	$—	$—
Equity:
Subscription receivable from Parent	(1.0)	(1.0)
Common stock—$0.0001 par value, 1,000 shares authorized, issued and outstanding at August 5, 2019 and September 27, 2019, respectively	0.1	0.1
Additional paid-in-capital	0.9	0.9
Total equity	$—	$—

Total liabilities and equity	$—	$—

See the accompanying Notes to the Condensed Balance Sheet.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

VONTIER CORPORATION

NOTES TO THE CONDENSED BALANCE SHEETS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Vontier Corporation is a Delaware corporation, and since its organization on August 5, 2019, a wholly owned subsidiary of Fortive Corporation (“Fortive” or ‘Parent”). On August 5, 2019 and in connection with the organization of Vontier Corporation, Fortive subscribed for 1,000 shares of common stock of Vontier Corporation. Vontier Corporation has engaged in no business operations to date and at August 5, 2019 and September 27, 2019 it had no assets or liabilities, therefore, separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in these financial statements.

Fortive proposes to effect an initial public offering of shares of Vontier Corporation’s common stock (the “IPO”) as part of its plan to separate Fortive’s Industrial Technologies segment into a publicly traded company. Following the anticipated IPO, Fortive has informed Vontier Corporation that Fortive currently intends to make a tax-free distribution to Fortive’s stockholders of all or a portion of its remaining equity interest in Vontier Corporation, which may include one or more distributions effected as a dividend to all Fortive stockholders, one or more distributions in exchange for Fortive shares or other securities, or any combination thereof (collectively, the “Distribution”). While, subject to satisfaction of certain conditions, Fortive currently intends to effect the Distribution, Fortive has no obligation to pursue or consummate any dispositions of its ownership interest in Vontier Corporation including through the Distribution, by any specified date or at all. If pursued, the Distribution may be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of a private letter ruling from the Internal Revenue Service (“IRS”), and an opinion of counsel to the effect that the transactions, including such Distribution, will be tax-free to Fortive and its stockholders for U.S. federal income tax purposes. The conditions to the Distribution may not be satisfied, Fortive may decide not to consummate the Distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

The accompanying balance sheets present the historical financial position of Vontier Corporation in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

NOTE 2. SUBSEQUENT EVENTS

Vontier Corporation has evaluated subsequent events for recording or disclosure in these financial statements through November 15, 2019, the date the financial statements were available to be issued.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

             Shares

Common Stock

VONTIER CORPORATION

Through and including                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Other Expenses of Issuance and Distribution ($ thousands)	$ Amount to be Paid
SEC registration fee	$	(a)
FINRA filing fee		(a)
Listing fee		(a)
Transfer agent’s fees		(a)
Printing and engraving expenses		(a)
Legal fees and expenses		(a)
Accounting fees and expenses		(a)
Blue Sky fees and expenses		(a)
Miscellaneous		(a)

Total Other Expenses of Issuance and Distribution	$	(a)

(a)	To be completed by amendment

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain such a provision.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation will contain such a provision.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act, and the Exchange Act. We pay the entire premium of this policy.

We intend to enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Since three years before the date of the initial filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act:

•

On August 5, 2019, the Company issued 1,000 shares of its common stock to Fortive Corporation pursuant to Section 4(a)(2) of the Securities Act. The Company did not register the issuance of the issued shares under the Securities Act because the issuance did not constitute a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules. See Schedule II—Valuation and Qualifying Accounts to our audited Combined Financial Statements for the year ended December 31, 2018.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

•

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

•

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

•	The undersigned registrant hereby undertakes that:

a.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement(a)

1.2	Form of Debt-for-Equity Exchange Agreement(a)

3.1	Form of Amended and Restated Certificate of Incorporation(a)

3.2	Form of Amended and Restated By-Laws(a)

4.1	Specimen common stock certificate(a)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP(a)

10.1	Form of Separation Agreement(a)

10.2	Form of Transition Services Agreement(a)

10.3	Form of Tax Matters Agreement(a)

10.4	Form Employee Matters Agreement(a)

10.5	Form of Intellectual Property Matters Agreement(a)

10.6	Form of FBS License Agreement(a)

10.7	Form of Registration Rights Agreement(a)

10.8	Vontier Corporation 2020 Stock Incentive Plan(a)

10.9	Form of Restricted Stock Unit Agreement Under the Vontier Corporation 2020 Stock Incentive Plan(a)

10.10	Form of Restricted Stock Unit Agreement (Non-Employee Directors Deferred Compensation) Under the Vontier Corporation 2020 Stock Incentive Plan(a)

10.11	Form of Performance Stock Unit Agreement Under the Vontier Corporation 2020 Stock Incentive Plan(a)

10.12	Form of Stock Option Agreement Under the Vontier Corporation 2020 Stock Incentive Plan(a)

10.13	Form of Stock Option Agreement (Non-Employee Directors) Under the Vontier Corporation 2020 Stock Incentive Plan(a)

10.14	Form of Agreement Regarding Competition and Protection of Proprietary Interests(a)

10.15	Vontier Corporation Executive Deferred Incentive Plan (EDIP)(a)

10.16	Vontier Corporation 2020 Executive Incentive Compensation Plan (EICP)(a)

10.17	Vontier Corporation Severance and Change-In-Control Plan for Officers(a)

10.18	Letter Agreement between GTHM Employment Services LLC and Mark D. Morelli November 29, 2019(a)

10.19	Letter Agreement between GTHM Employment Services LLC and David H. Naemura December 5, 2019(a)

10.20	Letter Agreement between GTHM Employment Services LLC and Michael D. Beverly September 16, 2019(a)

10.21	Vontier Corporation Non-Employee Director Compensation Policy(a)

10.22	Vontier Corporation Non-Employee Directors’ Deferred Compensation Plan(a)

10.23	Fortive Senior Leaders Severance Plan(a)

10.24	Form of Indemnification Agreement(a)

21.1	List of Subsidiaries of the Registrant(a)

23.1	Consent of Ernst & Young LLP(a)

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)(a)

24.1	Power of Attorney (included on signature page to the registration statement)(a)

99.1	Consent of Director Nominee of Vontier Corporation for Karen C. Francis(a)

99.2	Consent of Director Nominee of Vontier Corporation for Mark D. Morelli(a)

(a)	To be filed by amendment.

Confidential Treatment Requested by Vontier Corporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the      day of                 , 2020.

By:

Name:	Mark D. Morelli
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James A. Lico, Peter Underwood and Daniel B. Kim, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and (ii) any registration statement or post-effective amendment thereto to be filed with the U.S. Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

President and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)
Mark D. Morelli

Director
Martin Gafinowitz